As filed with the Securities and Exchange Commission on June 3, 2005
Registration No. 333-124119

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CAPELLA EDUCATION COMPANY
(Exact name of Registrant as specified in its charter)

Minnesota	8221	41-1717955
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

225 South 6th Street, 9th Floor
Minneapolis, Minnesota 55402
(888) 227-3552
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)
Stephen G. Shank
Chairman and Chief Executive Officer
Capella Education Company
225 South 6th Street, 9th Floor
Minneapolis, Minnesota 55402
(888) 227-3552
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

David B. Miller, Esq. Michael K. Coddington, Esq. Faegre & Benson LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, MN 55402 Telephone: (612) 766-7000 Facsimile: (612) 766-1600	George A. Stephanakis, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 Telephone: (212) 474-1000 Facsimile: (212) 474-3700

      Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:     ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:     ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 3, 2005
                            Shares
Capella Education Company
Common Stock

        Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $           per share and $           per share. We have applied for quotation of shares of our common stock on The Nasdaq National Market under the symbol “CAPU.”
      We are selling           shares of common stock and the selling shareholders are selling           shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholders.
      The underwriters have an option to purchase a maximum of           additional shares from us to cover over-allotments of shares.
      Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds to	Selling
	Public	Commissions	Capella	Shareholders

Per Share	$	$	$	$
Total	$	$	$	$
      Delivery of the shares of common stock will be made on or about                     , 2005.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Credit Suisse First Boston

Banc of America Securities LLC

Piper Jaffray
The date of this prospectus is                     , 2005.

An accredited university
Rigorous, relevant programs
13 academic programs
with 68 specializations
Exclusively online
post-secondary education
Grants bachelor's, master's,
and doctoral degrees
Offering degrees in business,
education, human services,
psychology, and technology

CAPELLA UNIVERSITY

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.
Dealer Prospectus Delivery Obligation
      Until                     , 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus. This summary sets forth the material terms of the offering, but does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully before making an investment decision, especially the risks of investing in our common stock discussed under “Risk Factors.” Unless the context otherwise requires, the terms “we,” “us,” “our” and “Capella” refer to Capella Education Company and its wholly owned subsidiary, Capella University. Unless otherwise indicated, industry data is derived from publicly available sources. Certain figures in this prospectus may not total due to rounding adjustments.
Overview
      We are an exclusively online post-secondary education services company. Through our wholly owned subsidiary, Capella University, we offer a variety of doctoral, master’s and bachelor’s programs in the following disciplines:     business, organization and management; education; psychology; human services; and information technology. Our academic offerings combine rigorous curricula with the convenience and flexibility of an online learning format. As of March 31, 2005, we offered more than 675 online courses and 13 academic programs with 68 specializations to more than 12,700 learners. Measured by enrollment, we are one of the largest exclusively online universities in the United States.
      The majority of our learners are working adults seeking a degree to advance their careers, often with their current employer. The convenience and flexibility of our online learning environment allow learners to combine academic studies with their personal and professional responsibilities. Our courses are focused on helping working adult learners develop specific competencies that they can employ in their workplace. Our research shows that the quality of our academic offerings appeals to adults who value life-long learning. For this reason, we refer to our customers as learners, rather than students.
      We are committed to providing our learners with a high quality educational experience. We offer a broad array of rigorous curricula that incorporates the application of theory into a format specifically designed for online learning. Our faculty members bring significant academic credentials as well as teaching or practitioner experience in their particular disciplines. We offer our learners extensive support services, such as academic advising and career counseling, that are tailored to meet their specific needs in a flexible manner. Additionally, we employ a structured approach to academic oversight that provides leadership and continuity across our educational offerings and includes internal and external program reviews.
      Our end-of-year enrollments and our revenues have grown at compound annual growth rates of approximately 54% and 65%, respectively, from 2000 through 2004. In 2004, our end-of-year enrollment and revenues grew by approximately 32% and 44%, respectively, as compared to 2003. To date, our growth has resulted from a combination of: increased demand for our programs; expansion of our program and degree offerings; establishment of relationships with large corporate employers and other colleges and universities; and a growing acceptance of online education. We seek to achieve growth in a manner that assures continued improvement in educational quality and learner success while maintaining compliance with regulatory standards.
      Capella University participates in the federal student financial aid programs authorized by Title IV of the Higher Education Act of 1965, as amended, or Title IV, which are administered by the Department of Education. To be certified to participate in Title IV programs, a school must receive and maintain authorization by the appropriate state educational agency, be accredited by an accrediting agency recognized by the Secretary of the U.S. Department of Education, and be certified as an eligible institution by the Department of Education.

Industry
      The U.S. market for post-secondary education is a large, growing market. Based on estimates by the U.S. Department of Education, National Center for Education Statistics, or NCES, revenue for post-secondary degree-granting educational institutions exceeded $260 billion in the 2000 – 2001 academic year. According to the NCES, the number of post-secondary students enrolled as of the Fall of 2001 was 15.9 million and is expected to grow to 17.4 million by 2009. We believe the forecasted growth in post-secondary enrollment is a result of a number of factors, including the expected increase in annual high school graduates from 2.9 million in 2001 to 3.3 million by 2009 (based on estimates by the NCES), the significant and measurable personal income premium that is attributable to post-secondary education and an increase in demand by employers for professional and skilled workers. According to the U.S. Department of Commerce, Bureau of the Census, as of March 2002, over 65% of adults (persons 25 years of age or older) did not possess a post-secondary degree. Of the 15.9 million post-secondary students enrolled as of the Fall of 2001, the NCES estimated that 6.0 million were adults, representing 38% of total enrollment. We expect that adults will continue to represent a large, growing segment of the post-secondary education market as they seek additional education to secure better jobs, or to remain competitive or advance in their current careers.
      According to Eduventures, an education consulting and research firm, the revenue growth rate in fully-online education exceeded the revenue growth rate in the for-profit segment of the post-secondary market from 2001 to 2003. We believe that the higher growth in demand for fully-online education is largely attributable to the flexibility and convenience that it offers to both working adults and traditional students. Additionally, in March 2004, Eduventures projected that the number of students enrolled in fully-online programs at Title IV eligible, degree-granting institutions would grow by approximately 30% in 2004 to reach approximately 915,000 as of December 31, 2004, and would grow to approximately 1,600,000 by December 31, 2007. Eduventures also projected that annual revenues generated from students enrolled in fully-online programs at Title IV eligible, degree-granting institutions would be $5.1 billion in 2004 and would increase to $10.4 billion in 2007.
Our Competitive Strengths
      We believe we have the following competitive strengths:
      Commitment to Academic Quality. We are committed to providing each of our learners with a high quality academic experience. Our commitment to academic quality is a tenet of our culture and is reflected in our curricula, faculty, learner support services and academic oversight process.
      Exclusive Focus on Online Education. As opposed to converting a traditional, classroom-based educational offering to an online format, our academic programs have been designed solely for online delivery. Our curriculum design offers flexibility and promotes a high level of interaction, our faculty are specifically trained to deliver online education, and our learner support infrastructure was developed to meet the needs of online learners.
      Academic Programs and Specializations Designed for Working Adults. We currently offer 13 academic programs with 68 specializations specifically designed to appeal to and meet the educational objectives of working adults. Our curricula and pedagogy are designed to enable learners to apply relevant theories in their workplace.
      Extensive Learner Support Services. We provide extensive learner support services via teams assigned to serve as each learner’s primary point of contact. Our support services include: academic services, such as advising, writing and research services; administrative services, such as online class registration and transcript requests; library services, which are provided through an agreement with the Sheridan Libraries at Johns Hopkins University; and career counseling services.
      Experienced Management Team with Significant Business and Academic Expertise. Our management team possesses extensive experience in both business and academic management. We utilize cross-functional teams to ensure that our business objectives are met without sacrificing academic quality.

Our Operating Strategy
      We intend to pursue the following operating strategies:
      Invest in Strengthening the Capella Brand. We will continue to enhance our brand recognition as a quality, exclusively online university for working adults. Using sophisticated marketing strategies, we will continue to invest through a variety of advertising media to strengthen our brand recognition among working adults.
      Continue to Focus on Learner Success. Our commitment to helping our learners reach their educational and professional goals guides the development of our curricula, the recruitment and training of our faculty and staff, and the design of our support services. We believe our focus on learner success will continue to enhance learner satisfaction, leading to higher levels of learner engagement, retention and referrals.
      Increase Marketing Investment and Enhance Recruiting Effectiveness. We have invested substantial resources in performing detailed market research that enables us to identify potential learners best suited for our educational experience. Using this research, we will target our marketing and recruiting expenditures toward segments of the market that are more likely to result in enrolling learners that are likely to complete their programs. We intend to increase our marketing expenditures and to continue to enhance the training we provide to our recruitment personnel.
      Further Develop and Expand Our Program and Degree Offerings. We will continue to develop our existing program offerings while selectively adding new programs and specializations in disciplines that we believe offer significant market potential and in which we believe we can deliver a high quality learning experience. In particular, we intend to emphasize growth in our master’s and bachelor’s degree offerings, and to focus on targeted specializations for which we believe there is significant demand. Examples include our recently launched master’s specializations in education targeted at K-12 teachers, bachelor’s degree in business and bachelor’s degree in information technology.
      Establish Additional Marketing Relationships. We currently have marketing relationships and tuition discount programs with approximately 80 corporations, various organizations and educational institutions of the U.S. Armed Forces and over 230 community colleges. Through these relationships and programs, we typically seek to recruit learners by enhancing Capella’s recognition among the individuals within each entity, in some cases through marketing efforts provided by the entity, as well as by offering tuition discounts to such individuals. We intend to increase enrollment from our existing marketing relationships and to increase the number of these relationships.
Risks Affecting Us
      Our business is subject to numerous risks as discussed more fully in the section entitled “Risk Factors” immediately following this Prospectus Summary. In particular, our business would be adversely affected if:

•	we are unable to comply with the extensive regulatory requirements to which our business is subject, including Title IV of the Higher Education Act and the regulations under that act, state laws and regulations, and accrediting agency requirements;

•	we experience any learner, regulatory, reputational, instructional or other events that adversely affect our doctoral offerings, from which we currently derive a significant portion of our revenues and all of our operating profit;

•	we are unable to manage future growth effectively;

•	we are unable to develop new programs and expand our existing programs in a timely and cost-effective manner; or

•	we are unable to attract and retain working adult learners to our programs in the highly competitive market in which we operate.

Our Executive Offices
      Our principal executive offices are located at 225 South 6th Street, 9th Floor, Minneapolis, Minnesota 55402, and our telephone number is (888) 227-3552. Our website is located at www.capellaeducationcompany.com. The information on, or accessible through, our website does not constitute part of, and is not incorporated into, this prospectus.

The Offering

Common stock offered by us	shares (or shares, if the underwriters exercise the over-allotment option in full)

Common stock offered by the selling shareholders	shares

Total offering	shares

Common stock to be outstanding after the offering	shares

Proposed Nasdaq National Market symbol	CAPU

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full. We intend to use the net proceeds of this offering for working capital and general corporate purposes, which may include expanding our marketing and recruiting efforts, capital expenditures, developing new courses and programs and potential acquisitions.

We will not receive any of the proceeds from the sale of shares of our common stock by the selling shareholders.

Dividend Policy	Following the consummation of the offering, we do not expect to pay any dividends on our common stock for the foreseeable future.

Risk Factors	You should carefully read and consider the information set forth under the heading titled “Risk Factors” and all other information set forth in this prospectus before deciding to invest in shares of our common stock.
      The number of shares of common stock shown to be outstanding after the offering is based on the number of shares of common stock outstanding as of                     , 2005. This number does not include:

•	shares of common stock reserved for future issuance upon the exercise of stock options outstanding as of , 2005 under our stock option plans, at a weighted average exercise price of $ per share; and

•	shares of common stock reserved for future issuance under our stock option plans, of which options to purchase shares of common stock are proposed to be issued in connection with this offering at an exercise price equal to the price of shares sold in this offering.
Except as otherwise indicated, all information in this prospectus:

•	gives effect to a -for-one stock split of our common stock, which will occur prior to the closing of the offering;

•	assumes no exercise by the underwriters of their option to purchase up to additional shares from us to cover over-allotments of shares;

•	assumes all outstanding shares of our preferred stock have been converted into shares of common stock in connection with this offering; and

•	assumes no outstanding options have been exercised since , 2005.

Summary Financial and Other Data
      The following table sets forth our summary consolidated financial and operating data as of the dates and for the periods indicated. The summary consolidated statement of operations data for each of the years in the three-year period ended December 31, 2004, and the summary consolidated balance sheet data as of December 31, 2003 and 2004, have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2002, have been derived from our audited consolidated balance sheet as of December 31, 2002, which is not included in this prospectus.
      The summary consolidated statement of operations data for the three months ended March 31, 2004 and 2005, and the summary consolidated balance sheet data as of March 31, 2005, have been derived from our unaudited financial statements, which are included elsewhere in this prospectus. In our opinion, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of our financial position and operating results for the unaudited periods. The summary consolidated financial and operating data as of and for the three months ended March 31, 2005 are not necessarily indicative of the results that may be obtained for a full year.
      The following table also sets forth summary unaudited consolidated pro forma balance sheet data, which give effect to the transactions described in footnote (d) of the following table. The unaudited consolidated pro forma balance sheet data are presented for informational purposes only and do not purport to represent what our financial position actually would have been had the transactions so described occurred on the dates indicated or to project our financial position as of any future date.

      You should read the following summary financial and other data in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes included elsewhere in this prospectus.

				Three Months Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

	(In thousands, except per share and enrollment data)
Statement of Operations Data:
Revenues	$49,556	$81,785	$117,689	$26,488	$34,610
Costs and expenses:
Instructional costs and services	28,013	43,128	58,168	13,614	16,247
Selling and promotional	15,860	21,446	34,247	8,088	9,621
General and administrative	11,677	13,141	15,409	3,403	4,597

Total costs and expenses	55,550	77,715	107,824	25,105	30,465

Operating income (loss)	(5,994)	4,070	9,865	1,383	4,145
Other income, net	327	427	724	129	372

Income (loss) before income taxes	(5,667)	4,497	10,589	1,512	4,517
Income tax expense (benefit)	—	104	(8,196)	46	1,813

Net income (loss)	$(5,667)	$4,393	$18,785	$1,466	$2,704

Net income (loss) per common share:
Basic	$(3.70)	$2.63	$9.34	$0.77	$1.29
Diluted	$(3.70)	$0.39	$1.62	$0.13	$0.23
Weighted average number of common shares outstanding:
Basic	1,532	1,669	2,011	1,910	2,092
Diluted	1,532	11,154	11,599	11,330	11,845
Other Data:
Depreciation and amortization(a)	$3,108	$4,177	$5,454	$1,187	$1,515
Net cash provided by operating activities	$177	$16,028	$17,494	$1,231	$7,480
Capital expenditures	$3,859	$4,348	$8,986	$861	$1,760
EBITDA(b)	$(2,886)	$8,247	$15,319	$2,570	$5,660
Enrollment(c)	6,380	9,115	12,013	9,919	12,775

				As of March 31, 2005
	As of December 31,
					Pro
	2002	2003	2004	Actual	Forma(d)

	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$22,060	$41,190	$49,980	$55,635	$
Working capital(e)	15,340	27,516	37,935	42,541
Total assets	35,380	55,402	80,026	83,336
Total redeemable preferred stock	50,401	57,646	57,646	57,646
Shareholders’ equity (deficit)	(26,250)	(20,416)	(5)	2,764

(a)	Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets. Amortization includes amounts related to purchased software, capitalized website development costs and internally developed software.

(b)	EBITDA consists of net income (loss) minus other income, net, plus income tax expense (benefit) and plus depreciation and amortization. Other income, net consists primarily of interest income earned on short-term investments, net of any interest expense for capital leases. We use EBITDA as a measure of operating performance. However, EBITDA is not a recognized measurement under U.S. generally accepted accounting principles, or GAAP, and when analyzing our operating performance, investors should use EBITDA in addition to, and not as an alternative for, net income (loss) as determined in accordance with GAAP. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. Furthermore, EBITDA is not intended to be a measure of free cash flow for our management’s discretionary use, as it does not consider certain cash requirements such as tax payments.

We believe EBITDA is useful to an investor in evaluating our operating performance and liquidity because:

•	it is widely used to measure a company’s operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired.

Our management uses EBITDA:

•	as a measurement of operating performance, because it assists us in comparing our performance on a consistent basis, as it removes depreciation, amortization, interest and taxes; and

•	in presentations to the members of our board of directors to enable our board to have the same measurement basis of operating performance as is used by management to compare our current operating results with corresponding prior periods and with the results of other companies in our industry.

The following table provides a reconciliation of net income (loss) to EBITDA:

				Three Months
	Year Ended December 31,			Ended March 31,

	2002	2003	2004	2004	2005

	(In thousands)
Net income (loss)	$(5,667)	$4,393	$18,785	$1,466	$2,704
Other income, net	(327)	(427)	(724)	(129)	(372)
Income tax expense (benefit)	—	104	(8,196)	46	1,813
Depreciation and amortization	3,108	4,177	5,454	1,187	1,515

EBITDA	$(2,886)	$8,247	$15,319	$2,570	$5,660

(c)	Enrollment reflects the total number of learners registered in a course as of the last day of classes for such periods.

(d)	The consolidated pro forma balance sheet data as of March 31, 2005, give effect to the conversion of all outstanding preferred stock into shares of common stock in connection with this offering, the sale of shares of common stock by us in this offering at an offering price of $ per share (the mid-point of the range set forth on the cover of this prospectus) and our receipt of the estimated net proceeds of that sale after deducting underwriting discounts and estimated offering expenses.

(e)	Working capital is calculated by subtracting total current liabilities from total current assets.

RISK FACTORS
      Investing in our common stock involves risks. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The risks described below are those which we believe are the material risks we face. Any of the risk factors described below could significantly and adversely affect our business, prospects, financial condition and results of operations. As a result, the trading price of our common stock could decline and you may lose all or part of your investment.
Risks Related to the Extensive Regulation of Our Business

If we fail to comply with the extensive regulatory requirements for our business, we could face significant restrictions on our operations and monetary penalties, including loss of access to federal loans and grants for our learners on which we are substantially dependent.
      In 2004, we derived approximately 64% of our revenues (calculated on a cash basis) from federal student financial aid programs, referred to in this prospectus as Title IV programs, administered by the Department of Education. A significant percentage of our learners rely on the availability of Title IV program funds to cover their cost of attendance at Capella University and related educational expenses. Title IV programs include educational loans for our learners from both private lenders and the federal government at below-market interest rates that are guaranteed by the federal government in the event of default. Title IV programs also include several income-based grant programs for learners with the greatest economic need as determined in accordance with Department of Education regulations. To participate in Title IV programs, a school must receive and maintain authorization by the appropriate state education agencies, be accredited by an accrediting agency recognized by the Secretary of the U.S. Department of Education and be certified as an eligible institution by the Department of Education. As a result, we are subject to extensive regulation by the state education agencies, our accrediting agency and the Department of Education. These regulatory requirements cover the vast majority of our operations, including our educational programs, facilities, instructional and administrative staff, administrative procedures, marketing, recruiting, financial operations and financial condition. These regulatory requirements can also affect our ability to acquire or open additional schools, to add new or expand existing educational programs and to change our corporate structure and ownership. The state education agencies, our accrediting agency and the Department of Education periodically revise their requirements and modify their interpretations of existing requirements.
      If we fail to comply with any of these regulatory requirements, our regulatory agencies could impose monetary penalties, place limitations on our operations, terminate our ability to grant degrees and certificates, revoke our accreditation and/or terminate our eligibility to receive Title IV program funds, each of which could adversely affect our financial condition and results of operations. In addition, should we fail to properly comply with the regulatory requirements set forth in the following risk factors, and as a result be charged, sanctioned, subjected to loss of a federal, state or agency approval or authorization, or otherwise be penalized in some way, our reputation could be damaged and such damage could have a negative impact on our stock price. We cannot predict with certainty how all of these regulatory requirements will be applied or whether we will be able to comply with all of the requirements in the future. We have described some of the most significant regulatory risks that apply to us in the following paragraphs.

Our waiver from the 50% Rules, which would otherwise prevent our participation in Title IV programs, expires in June 2006 and may be terminated at any time, for cause, by the Department of Education.
      The Higher Education Act of 1965, as amended (the Higher Education Act) generally excludes from Title IV program participation institutions at which (1) more than 50% of the institution’s courses are offered via correspondence, which includes online courses, or (2) 50% or more of the institution’s students are enrolled in correspondence courses, including online courses. As an exclusively online university, the so called “50% Rules,” enacted in 1992, would otherwise preclude us from participating in Title IV programs. A related student eligibility provision of the 50% Rules has the effect of restricting students enrolled in courses delivered via telecommunications (including online courses) from receiving Title IV financial aid for certificate programs if they attend an institution that offers more certificate programs than degree programs. However, in 1998, Congress authorized the Department of Education to establish and administer the Distance Education Demonstration Program, or the “Demonstration Program,” to assess the viability of providing Title IV program funds to institutions that offered online educational programs. We were accepted as one of the first participants in the program, and we remain a participant today. As part of our participation in the Demonstration Program, the Department of Education has waived the application of the 50% Rules and the related student eligibility component of the 50% Rules to Capella University. Our participation in the Demonstration Program, and the participation of all other institutions currently admitted to the Demonstration Program, will expire on June 30, 2006. The Department of Education may terminate our participation in the Demonstration Program at any time, for cause, including for failure to submit required reports in a timely manner. Reauthorization legislation pending before Congress would repeal the 50% Rules as applied to online institutions, favorably amend the related student eligibility component of the 50% Rules, and extend the Demonstration Program, but there is no assurance that Congress will enact such legislation or that our participation in the Demonstration Program will extend beyond June 30, 2006. So long as the 50% Rules remain in effect, if for any reason we are unable to participate in the Demonstration Program, Capella University would no longer be able to participate in Title IV programs and our learners would no longer be able to receive Title IV program funds, which would have a material adverse effect on our enrollments, revenues and results of operations.

We must seek recertification to participate in Title IV programs no less than every six years, and may, in certain circumstances, be subject to review by the Department of Education prior to seeking recertification.
      An institution that is certified to participate in Title IV programs must seek recertification from the Department of Education at least every six years, or when it undergoes a change of control. The recertification process includes the electronic submission of a new “Application for Approval to Participate in the Federal Student Financial Aid Programs,” which includes information about the school’s administration, ownership, educational programs, and compliance with Department of Education regulations. The application is accompanied by financial statements and documentation of continued accreditation and state authorization. Our current certification expires on December 31, 2008 or earlier if the Demonstration Program is discontinued prior to that date and the 50% Rules are not repealed. Our application for recertification will be due for submission no later than September 30, 2008. The Department of Education may also review our continued certification to participate in Title IV programs in the event we expand our activities in certain ways, such as opening an additional location or, in certain cases, if we modify the academic credentials that we offer. In addition, the Department of Education may withdraw our certification without advance notice if it determines that we are not fulfilling material requirements for continued participation in Title IV programs. If the Department of Education did not renew or withdrew our certification to participate in Title IV programs, our learners would no longer be able to receive Title IV program funds, which would have a material adverse effect on our enrollments, revenues and results of operations.

Congress may change the law or reduce funding for Title IV programs, which could reduce our learner population, revenues or profit margin.
      Congress reauthorizes the Higher Education Act and other laws governing Title IV programs approximately every five to eight years. The last reauthorization of the Higher Education Act was completed in 1998, which extended authorization through September 30, 2004. Because reauthorization had not yet been completed in a timely manner, in 2004 Congress extended the current provisions of the Higher Education Act through September 30, 2005. Additionally, Congress determines the funding level for each Title IV program on an annual basis through the budget and appropriations process. Congress is currently considering taking measures to reduce the federal budget deficit and, as a result, may reduce funding for Title IV programs. Congress is currently just beginning the reauthorization process for the Higher Education Act, and there is no assurance that such reauthorization will happen in a timely manner, or that Congress will not enact changes that decrease Title IV program funds available to students, including students who attend our institution. A failure by Congress to reauthorize or otherwise extend the provisions of the Higher Education Act, or any action by Congress that significantly reduces funding for Title IV programs or the ability of our school or learners to participate in these programs, would require us to arrange for non-federal sources of financial aid and would materially decrease our enrollment. Such a decrease in enrollment would have a material adverse effect on our revenues and results of operations. Congressional action may also require us to modify our practices in ways that could result in increased administrative costs and decreased profit margin.

If we fail to maintain our institutional accreditation, we would lose our ability to participate in Title IV programs.
      Capella University is institutionally accredited by The Higher Learning Commission, which is part of the North Central Association of Colleges and Schools (“The Higher Learning Commission”), one of six regional accrediting agencies recognized by the Secretary of the Department of Education as a reliable indicator of educational quality. Accreditation by a recognized accrediting agency is required for an institution to become and remain eligible to participate in Title IV programs. In 2007, we will have to seek to have our accreditation reaffirmed with The Higher Learning Commission and The Higher Learning Commission may impose restrictions on our accreditation or may not renew our accreditation. In order to remain accredited we must continuously meet certain criteria and standards relating to, among other things, performance, governance, institutional integrity, educational quality, faculty, administrative capability, resources and financial stability. Failure to meet any of these criteria or standards could result in the loss of accreditation at the discretion of The Higher Learning Commission. The loss of accreditation would, among other things, render our learners and us ineligible to participate in Title IV programs and would have a material adverse effect on our enrollments, revenues and results of operations.

If Capella University does not maintain its authorization in Minnesota, it may not operate or participate in Title IV programs.
      A school that grants degrees, diplomas or certificates must be authorized by the relevant education agency of the state in which it is located. Capella University is deemed to be located in the State of Minnesota and is authorized by the Minnesota Higher Education Services Office. State authorization is also required for our learners to be eligible to receive funding under Title IV programs. Such authorization may be lost or withdrawn if Capella University fails to submit renewal applications and other required submissions to the state in a timely manner, or if Capella University fails to comply with material requirements under Minnesota statutes and rules for continued authorization. Loss of state authorization by Capella University from the Minnesota Higher Education Services Office would terminate our ability to legally provide educational services as well as our eligibility to participate in Title IV programs.

Our regulatory environment and our reputation may be negatively influenced by the actions of other for-profit institutions.
      We are one of a number of for-profit institutions serving the post-secondary education market. In recent years, regulatory investigations and civil litigation have been commenced against several companies that own large numbers of for-profit educational institutions. These investigations and lawsuits have attracted media coverage and have been the subject of a Congressional hearing. Although the media, regulatory and Congressional focus has been primarily upon the allegations made against these specific companies, broader allegations against the overall for-profit school sector may negatively impact public perceptions of other for-profit educational institutions, including Capella University. Adverse media coverage regarding other companies in the for-profit school sector or regarding us directly could damage our reputation, could result in lower enrollments, revenues and operating profit, and could have a negative impact on our stock price. Such allegations could also result in increased scrutiny and regulation by the Department of Education or Congress on all for-profit institutions, including us.

We are subject to sanctions if we fail to correctly calculate and timely return Title IV program funds for learners who withdraw before completing their educational program.
      A school participating in Title IV programs must correctly calculate the amount of unearned Title IV program funds that has been disbursed to learners who withdraw from their educational programs before completion and must return those unearned funds in a timely manner, generally within 30 days of the date the school determines that the learner has withdrawn. Under Department of Education regulations, late returns of Title IV program funds for 5% or more of students sampled on the institution’s annual compliance audit constitutes material non-compliance. If unearned funds are not properly calculated and timely returned, we may have to post a letter of credit in favor of the Department of Education or otherwise be sanctioned by the Department of Education, which could increase our cost of regulatory compliance and adversely affect our results of operations.

A failure to demonstrate “financial responsibility” may result in the loss of eligibility by Capella University to participate in Title IV programs or require the posting of a letter of credit in order to maintain eligibility to participate in Title IV programs.
      To participate in Title IV programs, an eligible institution must satisfy specific measures of financial responsibility prescribed by the Department of Education, or post a letter of credit in favor of the Department of Education and possibly accept other conditions on its participation in Title IV programs. The Department of Education may also apply such measures of financial responsibility to the operating company and ownership entities of an eligible institution and, if such measures are not satisfied by the operating company or ownership entities, require the institution to post a letter of credit in favor of the Department of Education and possibly accept other conditions on its participation in Title IV programs. Any obligation to post a letter of credit could increase our costs of regulatory compliance. If Capella University is unable to secure a letter of credit, it would lose its eligibility to participate in Title IV programs. In addition to the obligation to post a letter of credit, an institution that is determined by the Department of Education not to be financially responsible can be transferred from the “advance” system of payment of Title IV funds to cash monitoring status or to the “reimbursement” system of payment. Limitations on, or termination of, Capella University’s participation in Title IV programs as a result of its failure to demonstrate financial responsibility would limit Capella University’s learners’ access to Title IV program funds, which could significantly reduce our enrollments and revenues and materially and adversely affect our results of operations.

A failure to demonstrate “administrative capability” may result in the loss of Capella University’s eligibility to participate in Title IV programs.
      Department of Education regulations specify extensive criteria an institution must satisfy to establish that it has the requisite “administrative capability” to participate in Title IV programs. These criteria require, among other things, that the institution:

•	comply with all applicable Title IV program regulations;

•	have capable and sufficient personnel to administer the federal student financial aid programs;

•	have acceptable methods of defining and measuring the satisfactory academic progress of its student;

•	not have cohort default debt rates above specified levels;

•	have various procedures in place for safeguarding federal funds;

•	not be, and not have any principal or affiliate who is, debarred or suspended from federal contracting or engaging in activity that is cause for debarment or suspension;

•	provide financial aid counseling to its students;

•	refer to the Office of Inspector General any credible information indicating that any applicant, student, employee or agent of the institution, has been engaged in any fraud or other illegal conduct involving Title IV programs;

•	submit in a timely manner all reports and financial statements required by the regulations; and

•	not otherwise appear to lack administrative capability.
      If an institution fails to satisfy any of these criteria or comply with any other Department of Education regulations, the Department of Education may:

•	require the repayment of Title IV funds;

•	transfer the institution from the “advance” system of payment of Title IV funds to cash monitoring status or to the “reimbursement” system of payment;

•	place the institution on provisional certification status; or

•	commence a proceeding to impose a fine or to limit, suspend or terminate the participation of the institution in Title IV programs.
      If we are found not to have satisfied the Department of Education’s “administrative capability” requirements we could be limited in our access to, or lose, Title IV program funding, which would significantly reduce our enrollment and revenues and materially and adversely affect our results of operations.

We are subject to sanctions if we pay impermissible commissions, bonuses or other incentive payments to individuals involved in certain recruiting, admissions or financial aid activities.
      A school participating in Title IV programs may not provide any commission, bonus or other incentive payment to any person involved in student recruiting or admission activities or in making decisions regarding the awarding of Title IV program funds based on success in enrolling students or securing financial aid. If we violate this law, we could be fined or otherwise sanctioned by the Department of Education. Any such fines or sanctions could harm our reputation, impose significant costs on us, and have a material adverse effect on our results of operations.

Our failure to comply with regulations of various states could result in actions taken by those states that would have a material adverse effect on our enrollments, revenues and results of operations.
      Various states impose regulatory requirements on educational institutions operating within their boundaries. Several states have sought to assert jurisdiction over online educational institutions that have no physical location or other presence in the state but offer educational services to students who reside in the state, or that advertise to or recruit prospective students in the state. State regulatory requirements for online education are inconsistent between states and not well developed in many jurisdictions. As such, these requirements change frequently and, in some instances, are not clear or are left to the discretion of state employees or agents. Our changing business and the constantly changing regulatory environment require us to continually evaluate our state regulatory compliance activities. In the event we are found not to be in compliance, and a state seeks to restrict one or more of our business activities within its boundaries, we may not be able to recruit learners from that state and may have to cease providing service to learners in that state.

      Capella University is subject to extensive regulations by the states in which it is authorized or licensed. In addition to Minnesota, Capella University is authorized or licensed in the following 13 states for all or some of its programs because we have determined that our activities in these states constitute a presence or otherwise require authorization or licensure by the respective state educational agencies:

State	Capella University activity constituting presence requiring licensure or authorization

Alabama	Agreement with a former provider of library services to Capella students; employment of one-full time individual at the offices of the former library services provider.
Arizona	State agency broadly interprets presence requiring licensure to include the offering of degree programs by distance education; Capella also conducts in-state seminars.
Arkansas	Agreement with Wal-Mart Stores, Inc. under which Wal-Mart employees located in Arkansas receive discounted tuition for certain Capella University programs.
Colorado	No determination of presence; authorization granted in order to have marketing and recruiting agents in the state.
Florida	In-state seminars of one week or more in duration.
Georgia	Direct marketing and recruiting activities in the state.
Illinois	State agency broadly interprets presence requiring authorization to include the offering of degree programs by distance education.
Kentucky	Direct marketing and recruiting activities in the state.
Ohio	Direct marketing and recruiting activities in the state for select programs.
Virginia	Direct marketing and recruiting activities in the state; agreements with community colleges.
Washington	Direct marketing and recruiting activities in the state; agreements with community colleges.
West Virginia	Direct marketing and recruiting activities in the state.
Wisconsin	State agency broadly interprets licensure requirements to cover all institutions serving residents of the state.
      As of the last day of classes for the three months ended March 31, 2005, the number of learners in each of these states (other than Florida and Georgia) was less than 5% of our total enrollment. As of the last day of classes for the three months ended March 31, 2005, approximately 6% of our learners lived in Florida and approximately 7% lived in Georgia.
      In some cases, the licensure or authorization is only for specific programs. In the majority of these states, Capella University has either determined that separate licensure or authorization for its certificate programs is not necessary, or has obtained such licensure or authorization. In four states (Florida, Georgia, Virginia and Wisconsin), Capella University is in the process of seeking either separate licensure or authorization for its certificate programs, or a waiver from such requirements, from the applicable state educational agency. State laws typically establish standards for instruction, qualifications of faculty, administrative procedures, marketing, recruiting, financial operations, and other operational matters. State laws and regulations may limit our ability to offer educational programs and award degrees. Some states may also prescribe financial regulations that are different from those of the Department of Education. Capella University is required to post surety bonds in several states. If we fail to comply with state licensing or authorization requirements, we may be subject to the loss of state licensure or authorization. Although we believe that the only state licensure or authorization that is necessary for Capella University to participate in Title IV programs is our authorization from the Minnesota Higher Education Services Office, loss of licensure or authorization in other states could prohibit us from recruiting or enrolling students in those states, reduce significantly our enrollments and revenues and have a material adverse effect on our results of operations.

The inability of our graduates to obtain licensure in their chosen professional fields of study could reduce our enrollments and revenues, and potentially lead to litigation that could be costly to us.
      Certain of our graduates seek professional licensure in their chosen fields following graduation. Their success in obtaining licensure depends on several factors, including the individual merits of the learner, but also may depend on whether the institution and the program were approved by the state or by a professional association, whether the program from which the learner graduated meets all state requirements and whether the institution is accredited. Certain states have refused to license students who graduate from programs that do not meet specific types of accreditation, residency or other state requirements. In the past, certain states have refused to license learners from particular Capella University programs due to the fact that the program did not meet one or more of the state’s specific licensure requirements, and we have had to respond to claims brought against us as a result of such refusal. States have denied our graduates professional licensure because the Capella program from which they graduated did not have a sufficient number of residency hours, did not satisfy state coursework requirements or was not accredited by a specific third party (such as the American Psychological Association). In the event that one or more states refuse to recognize our learners for professional licensure in the future based on factors relating to our institution or programs, the potential growth of our programs would be negatively impacted and we could be exposed to litigation. Each of these outcomes could increase our costs in order to defend against or settle any litigation brought against us and could have a material adverse effect on our results of operations.

If regulators do not approve or delay their approval of transactions involving a change of control of our company, our ability to participate in Title IV programs may be impaired.
      If we or Capella University experience a change of control under the standards of applicable state education agencies, The Higher Learning Commission or the Department of Education, we must seek the approval of each relevant regulatory agency. Transactions or events that constitute a change of control include significant acquisitions or dispositions of an institution’s common stock and significant changes in the composition of an institution’s board of directors. Some of these transactions or events may be beyond our control. We are seeking, but have not yet received, confirmation from the Department of Education, the applicable state educational agencies that authorize or license Capella University, and The Higher Learning Commission, that this offering will not constitute a change of control under their respective standards. Our failure to obtain, or a delay in receiving, approval of any change of control from the Department of Education, The Higher Learning Commission or the Minnesota Higher Education Services Office could result in a loss of our eligibility to participate in Title IV programs. Our failure to obtain, or a delay in receiving, approval of any change of control from any other state in which we are currently licensed could require us to suspend our activities in that state. The potential adverse effects of a change of control with respect to participation in Title IV programs could influence future decisions by us and our stockholders regarding the sale, purchase, transfer, issuance or redemption of our stock. In addition, the adverse regulatory effect of a change of control also could discourage bids for your shares of our common stock and could have an adverse effect on the market price of your shares.

Government and regulatory agencies and third parties may conduct compliance reviews, bring claims or initiate litigation against us.
      Because we operate in a highly regulated industry, we are subject to compliance reviews and claims of non-compliance and lawsuits by government agencies, regulatory agencies and third parties. If the results of these reviews or proceedings are unfavorable to us, or if we are unable to defend successfully against lawsuits or claims, we may be required to pay money damages or be subject to fines, limitations, loss of Title IV funding, injunctions or other penalties. Even if we adequately address issues raised by an agency review or successfully defend a lawsuit or claim, we may have to divert significant financial and management resources from our ongoing business operations to address issues raised by those reviews or defend against those lawsuits or claims. In the future we may be subject to lawsuits filed by private individuals on behalf of the federal government under the False Claims Act. Claims and lawsuits brought against us may damage our reputation, even if such claims and lawsuits are without merit.

We may lose eligibility to participate in Title IV programs if the percentage of our revenue derived from those programs is too high, which would significantly reduce our learner population.
      A for-profit institution loses its eligibility to participate in Title IV programs if, on a cash accounting basis, it derives more than 90% of its revenue from those programs in any fiscal year. In 2004, under the regulatory formula prescribed by the Department of Education, we derived approximately 64% of our revenues (calculated on a cash basis) from Title IV programs. If we lose our eligibility to participate in Title IV programs because more than 90% of our revenues are derived from Title IV program funds in any year, our learners would no longer be eligible to receive Title IV program funds under various government-sponsored financial aid programs, which would significantly reduce our enrollments and revenues and have a material adverse effect on our results of operations.

We may lose eligibility to participate in Title IV programs if our student loan default rates are too high, which would significantly reduce our learner population.
      An educational institution may lose its eligibility to participate in some or all Title IV programs if, for three consecutive federal fiscal years, 25% or more of its students who were required to begin repaying their student loans in the relevant fiscal year default on their payment by the end of the next federal fiscal year. In addition, an institution may lose its eligibility to participate in some or all Title IV programs if its default rate exceeds 40% in the most recent federal fiscal year for which default rates have been calculated by the Department of Education. Capella University’s default rates on the Federal Family Education Loan, or FFEL, program loans for the 2000, 2001 and 2002 federal fiscal years, the three most recent years for which final information is available, were 0%, 0.5% and 2.8%, respectively. Capella University’s preliminary default rate on the FFEL program loans for the 2003 federal fiscal year was 1.8%. The Department of Education is expected to issue our final default rate for the 2003 federal fiscal year in the Fall of 2005. If Capella University loses eligibility to participate in Title IV programs because of high student loan default rates, our learners would no longer be eligible to receive Title IV program funds under various government-sponsored financial aid programs, which would significantly reduce our enrollments and revenues and have a material adverse effect on our results of operations.
Risks Related to Our Business

At present we derive a significant portion of our revenues and all our operating profit from our doctoral programs.
      Our origins are as an online university primarily for doctoral learners. Despite the expansion of our program offerings to include both master’s and bachelor’s degrees, our doctoral learner community remains an important part of the success of our business model. At March 31, 2005, learners seeking doctoral, master’s and bachelor’s degrees represented 46%, 39% and 15%, respectively, of our enrollment. Due to the relative size, maturity and economics of our doctoral programs, for the year ended December 31, 2004 and for the three months ended March 31, 2005, doctoral learners accounted for approximately $67.5 million, or 57%, and $19.7 million, or 57%, respectively, of our revenues, and all of our operating profit. In contrast, our bachelor’s and master’s programs were not profitable in 2004 or in the first quarter of 2005. If we were to experience any learner, regulatory, reputational, instructional or other event that adversely affected our doctoral offerings, our results of operations could be significantly and adversely affected.

We may not be able to manage future growth effectively, and we expect our growth rates to decline over time.
      We have experienced a period of significant growth since our inception. The growth and expansion of our operations may place a significant strain on our resources, increase demands on our management information and reporting systems and financial management controls, and limit our ability to attract and retain qualified faculty, enrollment and other personnel. If we are unable to manage our growth effectively while maintaining appropriate internal controls, we may experience operating inefficiencies that would likely increase our costs more than we had planned and could adversely affect our profitability and results of operations. We expect that the growth rate we have experienced in enrollment will decrease and our future growth will occur at slower rates.

Our success depends in part on our ability to update and expand the content of existing programs and develop new programs on a timely basis and in a cost-effective manner.
      The updates and expansions of our existing programs and the development of new programs may not be accepted by existing or prospective learners or employers. If we cannot respond to changes in market requirements, our business may be adversely affected. Even if we are able to develop acceptable new programs, we may not be able to introduce these new programs as quickly as learners require or as quickly as our competitors introduce competing programs. To offer a new academic program, we may be required to obtain appropriate federal, state and accrediting agency approvals, which may be conditioned or delayed in a manner that could significantly affect our growth plans. In addition, to be eligible for federal student financial aid programs, the new academic program may need to be certified by the Department of Education. If we are unable to respond adequately to changes in market requirements due to financial constraints or other factors, our ability to attract and retain learners could be impaired and our financial results could suffer.
      In addition to the bachelor’s degree completion, master’s and doctoral degree programs that we offered previously, in 2004, we introduced our first four-year bachelor’s degree programs in business administration and information technology and our first master’s in education specializations in K-12 teaching. Establishing new academic programs or modifying existing programs requires us to make investments in management and capital expenditures, incur marketing expenses and reallocate other resources. We have limited experience with the courses in these areas and may need to modify our systems and strategy or enter into arrangements with other educational institutions to provide these programs effectively and profitably. If we are unable to increase the number of learners in our bachelor’s and certain of our master’s programs or offer these programs in a cost-effective manner, or are otherwise unable to manage effectively the operations of newly established academic programs, our results of operations and financial condition could be adversely affected.

Our financial performance depends on our ability to continue to develop awareness among, and attract and retain, working adult learners.
      Building awareness of the programs we offer among working adult learners is critical to our ability to attract prospective learners. It is also critical to our success that we convert these prospective learners to enrolled learners at rates that compare favorably to those of our competitors and that these enrolled learners remain active in our programs. Some of the factors that could prevent us from successfully enrolling and retaining learners in our programs include:

•	the emergence of more successful competitors;

•	factors related to our marketing, including the costs of Internet advertising and broad-based branding campaigns;

•	performance problems with our online systems;

•	learner dissatisfaction with our services and programs;

•	adverse publicity regarding us, our competitors or online or for-profit education generally;

•	a decline in the acceptance of online education; and

•	a decrease in the perceived or actual economic benefits that learners derive from our programs.
If we are unable to continue to develop awareness of the programs we offer, and to enroll and retain learners, our enrollments would suffer and our ability to increase revenues or maintain profitability would be significantly impaired.

Strong competition in the post-secondary education market, especially in the online education market, could decrease our market share and put downward pressure on our tuition rates.
      Post-secondary education is highly competitive. We compete with traditional public and private two-year and four-year colleges as well as other for-profit schools. Traditional colleges and universities may offer programs similar to ours at lower tuition levels as a result of government subsidies, government and foundation grants, tax-deductible contributions and other financial sources not available to for-profit institutions. In addition, some of our competitors in both the public and private sectors, such as the University of Phoenix, have substantially greater name recognition and financial and other resources than we have, which may enable them to compete more effectively for potential learners and decrease our market share. Some of our competitors also have more favorable cost structures. We further expect new competitors to enter the online education market. Moreover, we believe that corporations are becoming more selective as to which online universities they will encourage their current employees to attend, as well as from which online universities they will hire prospective employees.
      We may not be able to compete successfully against current or future competitors and may face competitive pressures that could adversely affect our business or results of operations. For example, we may be required to reduce our tuition or increase spending in response to competition in order to retain or attract learners or pursue new market opportunities. As a result, our profitability may significantly decrease.

We rely on exclusive proprietary rights and intellectual property that may not be adequately protected under current laws, and we encounter disputes from time to time relating to our use of intellectual property of third parties.
      Our success depends in part on our ability to protect our proprietary rights. We rely on a combination of copyrights, trademarks, service marks, trade secrets, domain names and agreements to protect our proprietary rights. We rely on service mark and trademark protection in the United States and select foreign jurisdictions to protect our rights to the marks “CAPELLA,” “CAPELLA EDUCATION COMPANY,” and “CAPELLA UNIVERSITY,” as well as distinctive logos and other marks associated with our services. We rely on agreements under which we obtain rights to use course content developed by faculty members and other third party content experts. We cannot assure you that these measures will be adequate, that we have secured, or will be able to secure, appropriate protections for all of our proprietary rights in the United States or select jurisdictions, or that third parties will not infringe upon or violate our proprietary rights. Despite our efforts to protect these rights, unauthorized third parties may attempt to duplicate or copy the proprietary aspects of our curricula, online resource material and other content. Our management’s attention may be diverted and we may need to use funds in litigation to protect our proprietary rights against any infringement or violation.
      We may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in these disputes. In certain instances, we may not have obtained sufficient rights in the content of a course. Third parties may raise a claim against us alleging an infringement or violation of the intellectual property of that third party. Any such intellectual property claim could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether the claims have merit. Our general liability and cyber liability insurance may not cover potential claims of this type adequately or at all, and we may be required to alter the content of our classes or pay monetary damages, which may be significant.

We may incur liability for the unauthorized duplication or distribution of class materials posted online for class discussions.
      In some instances, our faculty members or our learners may post various articles or other third-party content on class discussion boards. We may incur liability for the unauthorized duplication or distribution of this material posted online for class discussions. Third parties may raise claims against us for the unauthorized duplication of this material. Any such claims could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether the claims have merit. Our general liability insurance may not cover potential claims of this type adequately or at all, and we may be required to alter the content of our courses or pay monetary damages.

A reclassification of our adjunct faculty by authorities may have a material adverse effect on our results of operations.
      Adjunct faculty comprised approximately 85% of our faculty population as of March 31, 2005. We classify our adjunct faculty as independent contractors, as opposed to employees. Because we classify our adjunct faculty as independent contractors, we do not withhold federal or state income or other employment related taxes, make federal or state unemployment tax or Federal Insurance Contributions Act, or FICA, payments or provide workers’ compensation insurance with respect to our adjunct faculty. The determination of whether adjunct faculty members are properly classified as independent contractors or as employees is based upon the facts and circumstances of our relationship with our adjunct faculty members. Federal or state authorities may challenge our classification as incorrect and assert that our adjunct faculty members must be classified as employees. In the event that we were to reclassify our adjunct faculty as employees, we would be required to withhold the appropriate taxes, pay unemployment tax and FICA and pay for workers’ compensation insurance and additional payroll processing costs. If we had reclassified our adjunct faculty members as employees for 2004, we estimate our additional tax, workers’ compensation insurance and payroll processing payments would have been approximately $1.1 million for 2004. The amount of additional tax and insurance payments would increase in the future as the total amount we pay to adjunct faculty increases. In addition to these known costs, we could be subject to retroactive taxes and penalties, which may be significant, by federal and state authorities which could adversely affect our financial condition and results of operations.

We may not be able to retain our key personnel or hire and retain the personnel we need to sustain and grow our business.
      Our success to date has depended, and will continue to depend, largely on the skills, efforts and motivation of our executive officers, who generally have significant experience with our company and within the education industry. Our Chairman and Chief Executive Officer, Stephen Shank, is 61 years old and has been our Chief Executive Officer since he founded Capella in 1991. Our Senior Vice President, Michael Offerman, is 57 years old and has been our Senior Vice President since joining the company in 2001. Mr. Offerman is also the President and Chief Executive Officer of Capella University. Our Senior Vice President, Business Management, Paul Schroeder, is 45 years old, has been our Senior Vice President, Business Management since 2004 and has been an executive officer of Capella since 2001. Our success also depends in large part upon our ability to attract and retain highly qualified faculty, school directors, administrators and corporate management. Due to the nature of our business, we face significant competition in attracting and retaining personnel who possess the skill sets we seek. In addition, key personnel may leave us and subsequently compete against us. We do not carry any life insurance on our key personnel for our benefit. The loss of the services of any of our key personnel, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could impair our ability to successfully manage our business, which could in turn materially and adversely affect our results of operations.

Our learner population and revenues could decrease if the government tuition assistance offered to U.S. Armed Forces personnel are reduced or eliminated, if the tuition discounts which we offer to U.S. Armed Forces personnel are reduced or eliminated, or if our informal arrangements with any military bases deteriorate.
      Active duty members of the U.S. Armed Forces are eligible to receive tuition assistance from the government, which they may use to pursue post-secondary degrees. We offer tuition discounts ranging from 10% to 15% to all members of the U.S. Armed Forces and immediate family members of active duty U.S. Armed Forces personnel. For the three months ended March 31, 2005, approximately 19% of our learners received a U.S. Armed Forces tuition discount. During 2004, we provided approximately $2.3 million of such discounts. We also have non-exclusive agreements with various educational institutions of the U.S. Armed Forces pursuant to which we have agreed to accept credits towards a Capella University degree from certain military educational programs. These agreements generally may be terminated by either party upon 30 to 45 days notice. Additionally, we have informal arrangements with several military bases pursuant to which the bases make information about Capella University available to interested service members. Each of these informal arrangements are not binding on either party and either party could end the arrangement at any time. If our informal arrangement with any military base deteriorates or ends, our efforts to recruit learners from that base will be impaired. In the event that governmental tuition assistance programs to active duty members of the U.S. Armed Forces are reduced or eliminated, if our tuition discount program which we offer U.S. Armed Forces personnel is reduced or eliminated, or if our informal arrangements with any military base deteriorates, this could materially and adversely affect our revenues and results of operations.

Our expenses may cause us to incur operating losses if we are unsuccessful in achieving growth.
      Our expenses are based, in significant part, on our estimates of future revenues and are largely fixed in the short term. As a result, we may be unable to adjust our spending in a timely manner if our revenues fall short of our expectations. Accordingly, any significant shortfall in revenues in relation to our expectations would have an immediate and material adverse effect on our profitability. In addition, as our business grows, we anticipate increasing our operating expenses to expand our program offerings, marketing and administrative organizations. Any such expansion could cause material losses to the extent we do not generate additional revenues sufficient to cover those expenses.

We receive library services through an agreement with Johns Hopkins University and cannot guarantee the continued availability of those services.
      Our library services and resources are provided by the Sheridan Libraries at Johns Hopkins University under an agreement between Johns Hopkins University and us. Our current agreement with Johns Hopkins University expires on December 31, 2006. In the event that our agreement with Johns Hopkins University is not renewed or terminates for any reason, we will be required to seek a relationship with another library services provider to provide the resources and services of the Capella University Library. Such a relationship may not be available to us. In the event we are unable to enter into an agreement with another library services provider, we could lose our accreditation, and in turn, our ability to participate in Title IV programs. Loss of accreditation or inability to participate in Title IV programs would have a material adverse effect on our enrollments, revenues and results of operations.

A change in U.S. GAAP accounting standards for employee stock options is expected to have a significant adverse effect on the reporting of our results of operations.
      In December 2004, the Financial Accounting Standards Board (FASB) issued revised Statement of Financial Accounting Standards (SFAS) No. 123 (revised), Share-Based Payment (SFAS 123R). SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires public companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award (with limited exceptions) and to recognize the cost over the period during which an employee is required to provide service in exchange for the award. The Securities and Exchange Commission amended the compliance date on April 14, 2005 to require public companies to adopt this standard as of the beginning of the first annual period that begins after June 15, 2005. We are therefore required to implement this standard on January 1, 2006. We currently account for share-based payments to our employees using APB Opinion No. 25’s intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, we expect that we will record substantial non-cash compensation expenses as a result of the application of SFAS 123R, which is expected to have a significant adverse effect on our results of operations. In Note 2 to our consolidated financial statements included elsewhere in this prospectus, we disclose the pro forma compensation expense that we would have recognized if we had accounted for our employee stock options under the fair value method of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), using the Black-Scholes option valuation model and making certain other assumptions. That calculation indicates that we would have recognized an additional $1.6 million, $1.8 million, and $2.4 million of compensation expense in 2002, 2003, and 2004, respectively. Estimates of option values using the Black-Scholes method and making certain other assumptions may not be indicative of results from the valuation methodologies we ultimately adopt and the assumptions we ultimately make for the purposes of SFAS 123R.

Seasonal and other fluctuations in our results of operations could adversely affect the trading price of our common stock.
      In reviewing our results of operations, you should not focus on quarter-to-quarter comparisons. Our results in any quarter may not indicate the results we may achieve in any subsequent quarter or for the full year. Our revenues and operating results normally fluctuate as a result of seasonal variations in our business, principally due to changes in enrollment. Learner population varies as a result of new enrollments, graduations and learner attrition. While our revenues and number of enrolled learners have grown in each sequential quarter over the past three years, the number of enrolled learners has been proportionally greatest in the fourth quarter of each respective year. A significant portion of our general and administrative expenses do not vary proportionately with fluctuations in revenues. We expect quarterly fluctuations in operating results to continue as a result of seasonal enrollment patterns. Such patterns may change, however, as a result of new program introductions, the timing of seminars and events and increased enrollments of learners. These fluctuations may result in volatility or have an adverse effect on the market price of our common stock.

Capacity constraints, system disruptions and vulnerability from security risks to our online computer networks could impact our ability to generate revenue and damage the reputation of Capella University, limiting our ability to attract and retain learners.
      The performance and reliability of our technology infrastructure is critical to our reputation and ability to attract and retain learners. Any system error or failure, or a sudden and significant increase in bandwidth usage, could result in the unavailability of our courseroom platform, damaging our ability to generate revenue. Our technology infrastructure could be vulnerable to interruption or malfunction due to events beyond our control, including natural disasters, terrorist activities and telecommunications failures. We rely on third parties to provide software for our courseroom platform, accounting, administrative and other functions. We have transferred a majority of our learners to a new courseroom platform. We plan to migrate this new courseroom platform to a new server system. In addition, we plan to replace our individual administrative software applications with a comprehensive enterprise resource planning system. Over the past two years, we experienced intermittent failures of our courseroom platform that prevented learners from accessing their courses. We may experience additional interruptions or failures in our computer systems as a result of these migrations and replacements. Any interruption to our technology infrastructure could have a material adverse effect on our ability to attract and retain learners and could require us to incur additional expenses to correct or mitigate the interruption.
      Our computer networks may also be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches. We engage with multiple security assessment providers on a periodic basis to review and assess our security. We utilize this information to audit ourselves to ensure that we are continually monitoring the security of our technology infrastructure.

Our current success and future growth depend on the continued increased acceptance of the Internet and the corresponding growth in users seeking educational services on the Internet.
      Our business relies on the Internet for its success. A number of factors could inhibit the growth and acceptance of the Internet and adversely affect our profitability, including:

•	inadequate Internet infrastructure;

•	security and privacy concerns; and

•	the unavailability of cost-effective Internet service and other technological factors.
If Internet use decreases, or if the number of Internet users seeking educational services on the Internet does not increase, our business may not grow as planned.

We operate in a highly competitive market with rapid technological change, and we may not have the resources needed to compete successfully.
      Online education is a highly competitive market that is characterized by rapid changes in our learners’ technological requirements and expectations and evolving market standards. Competitors vary in size and organization from traditional colleges and universities to for-profit schools, corporate universities and software companies providing online education and training software. Each of these competitors may develop programs or other technology that is superior to the programs and technology we use. We may not have the resources necessary to acquire or compete with technologies being developed by our competitors, which may render our online delivery format less competitive or obsolete.

Government regulations relating to the Internet could increase our cost of doing business, affect our ability to grow or otherwise have a material adverse effect on our business.
      The increasing popularity and use of the Internet and other online services has led and may lead to the adoption of new laws and regulatory practices in the United States or foreign countries and to new interpretations of existing laws and regulations. These new laws and interpretations may relate to issues such as online privacy, copyrights, trademarks and service marks, sales taxes, fair business practices and the requirement that online education institutions qualify to do business as foreign corporations or be licensed in one or more jurisdictions where they have no physical location or other presence. New laws, regulations or interpretations related to doing business over the Internet could increase our costs and materially and adversely affect our enrollments, revenues and results of operations.

An increase in interest rates could adversely affect our ability to attract and retain learners.
      Approximately 64% of our revenues (calculated on a cash basis) for the year ended December 31, 2004, were derived from Title IV programs, which involve subsidized student borrowing. Additionally, many of our learners finance their education through private, unsubsidized borrowing. Interest rates have reached relatively low levels in recent years, creating a favorable borrowing environment for learners. However, interest rates are currently increasing. Much of the financing our learners receive is tied to floating interest rates. In addition, in the event Congress decreases the amount available for federal student aid, our learners may have to pay higher, unsubsidized interest rates. Therefore, any future increase in interest rates will result in a corresponding increase in educational costs to our existing and prospective learners, which could result in a significant reduction in our learner population and revenues. Higher interest rates could also contribute to higher default rates with respect to our learners’ repayment of their education loans. Higher default rates may in turn adversely impact our eligibility to participate in some or all Title IV programs, which could result in a significant reduction in our learner population and our profitability.

Risks Related to the Offering

The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.
      Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. The market price of our common stock could fluctuate significantly for various reasons, which include:

•	our quarterly or annual earnings or those of other companies in our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission, or SEC;

•	changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry;

•	changes in our number of enrolled learners;

•	new laws or regulations or new interpretations of laws or regulations applicable to our business;

•	seasonal variations in our learner population;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in general conditions in the U.S. and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events;

•	litigation involving our company or investigations by regulators into the operations of our company or our competitors; and

•	sales of common stock by our directors, executive officers and significant shareholders.
      In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of these companies. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price.

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.
      There has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on The Nasdaq National Market or otherwise, or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

Future sales of our common stock in the public market could lower our stock price.
      We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock to finance future acquisitions. After the completion of this offering, we will have                     outstanding shares of common stock. This number includes                      shares that we are selling in this offering, which may be resold immediately in the public market.                      shares of our common stock, or           % of our total outstanding shares, are restricted from immediate resale under the federal securities laws and the lock-up agreements between certain of our current shareholders and the underwriters described in the section entitled “Underwriting,” but may be sold into the market in the near future. These shares will become available for sale at various times following the expiration of the lock-up agreements which, without the prior consent of Credit Suisse First Boston LLC, is 180 days (subject to an extension of no more than 34 days as a result of an earnings release by us) after the date of this prospectus, subject to volume limitations and manner-of-sale requirements under Rule 144 of the Securities Act of 1933. However, CSFB may release all or a portion of these shares subject to lock-up agreements at any time without notice. The period immediately following expiration of the lock-up agreements may experience relatively higher levels of selling activity.
      In addition, we plan to file an S-8 registration statement under the Securities Act of 1933 shortly after the date of this prospectus to register                      shares of our common stock issuable under our stock incentive plans and our employee stock purchase plan. The S-8 registration statement will be effective upon filing with the SEC. As a result, after the effective date of the S-8 registration statement, shares issued under our stock incentive plans and employee stock purchase plan and covered by the S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates described in the section entitled “Shares Eligible for Future Sale — Registration on Form S-8” and, to the extent applicable, the lock-up agreements described in the section entitled “Underwriting.”
      After this offering, several of our existing shareholders owning                      shares of our common stock, are expected to be parties to a registration rights agreement with us. Under that agreement, these shareholders will have the right, after the expiration of the lock-up period, to require us to effect the registration of their shares. In addition, if we propose to register, or are required to register following the exercise of a “demand” registration right as described in the previous sentence, any of our shares of common stock under the Securities Act, all the shareholders who are parties to the registration rights agreement will be entitled to include their shares of common stock in that registration.
      We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition and shares issued under our stock incentive plans and employee stock purchase plans), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Our executive officers, directors and principal existing shareholders will continue to own a large percentage of our voting stock after this offering, which may allow them to collectively control substantially all matters requiring shareholder approval and, in the case of certain of our principal shareholders, will have other unique rights that may afford them access to our management.
      Our directors, executive officers and principal existing shareholders will beneficially own approximately                      shares, or      %, of our common stock upon the completion of this offering. Our directors and executive officers will beneficially own in the aggregate approximately                      shares, or      %, of our common stock after the offering, including approximately                      shares, or      %, of our common stock beneficially owned by Stephen Shank, our Chief Executive Officer and Chairman of our Board of Directors. Forstmann Little & Co. Equity Partnership-VI, L.P. (Forstmann VI), Forstmann Little & Co. Equity Partnership-VII, L.P. (Forstmann VII) and Forstmann Little & Co. Subordinated Debt and Equity Buyout Partnership-VIII, L.P. (Forstmann VIII), which we refer to as the Forstmann Little entities in this prospectus, Cherry Tree Ventures IV, L.P., TCV V, L.P. and TCV Member Fund L.P., which we refer to as the entities affiliated with Technology Crossover Ventures in this prospectus, Putnam OTC and Emerging Growth Fund and TH Lee, Putnam Investment Trust - TH Lee, Putnam Emerging Opportunities Portfolio, which we refer to as the Putnam entities in this prospectus, Maveron Equity Partners 2000, L.P., Maveron Equity Partners 2000-B, L.P. and MEP 2000 Associates LLC, which we refer to as the Maveron entities in this prospectus, and Insight-Salmon River LLC, Insight Venture Partners IV, L.P., Salmon River Capital I LLC and Salmon River CIP LLC, which we refer to as the Salmon River and Insight entities in this prospectus, which we collectively refer to as our principal existing

shareholders, will beneficially own approximately                      shares, or      %, of our common stock after the offering. In addition to their shareholdings, Forstmann VI will also have the right to designate one person for election to our board of directors after the offering. Moreover, Forstmann VI, Maveron Equity Partners 2000, LP, TH Lee, Putnam Investment Trust and TCV V, L.P. will also have the right to inspect our books and records, to visit and inspect any of our properties and to discuss our affairs, finances, and accounts with our officers, lawyers, and accountants after the offering. In addition, the Forstmann Little entities will also have the right to consult and advise management on our significant business issues after the completion of this offering, including management’s proposed annual operating plans. See “Principal and Selling Shareholders” for a more detailed discussion of the shareholdings of our directors, executive officers and principal existing shareholders, “Management — Board Representation Agreement” for a more detailed discussion of the Forstmann VI’s director designation right and “Management — Board Observation Rights; Inspection Rights” for a more detailed discussion of the inspection and consultation rights of certain of our principal existing shareholders.
      Accordingly, if some or all of these shareholders decided to act in concert, they could control us through their ability to determine the outcome of the election of our directors, to amend our articles of incorporation and bylaws and to take other actions requiring the vote or consent of shareholders, including mergers, going private transactions and other extraordinary transactions, and the terms of any of these transactions. The ownership positions of these shareholders may have the effect of delaying, deterring or preventing a change in control or a change in the composition of our board of directors. These shareholders may also use their contractual rights, including access to management, and their large ownership position to address their own interests, which may be different from those of investors in this offering.

Our articles of incorporation, bylaws, Minnesota law and regulations of state and federal education agencies may discourage takeovers and business combinations that our shareholders might consider in their best interests.
      Anti-takeover provisions of our articles of incorporation, bylaws and Minnesota law and regulations of state and federal education agencies could diminish the opportunity for shareholders to participate in acquisition proposals at a price above the then-current market price of our common stock. For example, while we have no present plans to issue any preferred stock, our board of directors, without further shareholder approval, may issue shares of undesignated preferred stock and fix the powers, preferences, rights and limitations of such class or series, which could adversely affect the voting power of your shares. In addition, our bylaws provide for an advance notice procedure for nomination of candidates to our board of directors that could have the effect of delaying, deterring or preventing a change in control. Further, as a Minnesota corporation, we are subject to provisions of the Minnesota Business Corporation Act, or MBCA, regarding “business combinations,” which can deter attempted takeovers in certain situations. The approval requirements of the Department of Education, our regional accrediting agency and state education agencies for a change in control transaction could also delay, deter or prevent a transaction that would result in a change in control. We may, in the future, consider adopting additional anti-takeover measures. The authority of our board to issue undesignated preferred or other capital stock and the anti-takeover provisions of the MBCA, as well as other current and any future anti-takeover measures adopted by us, may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of the company not approved by our board of directors.

Being a public company will increase our expenses and administrative workload.
      As a public company with listed equity securities, we will need to comply with new laws, regulations and requirements, certain provisions of the Sarbanes-Oxley Act of 2002, related SEC regulations and requirements of The Nasdaq National Market with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of the time of our board of directors and management and will increase our costs and expenses. We estimate that incremental annual public company costs will be between $1.5 million and $2.5 million. During 2004, we incurred approximately $0.5 million of such general and administrative expenses in anticipation of our becoming a public company in 2005. We will need to:

•	create or expand the roles and duties of our board of directors, our board committees and management;

•	establish an internal audit function;

•	institute a more comprehensive compliance function;

•	design, establish, evaluate and maintain a system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	involve and retain to a greater degree outside counsel and accountants in the above activities;

•	hire a director of investor relations and hire investor relations support personnel; and

•	hire additional personnel to perform internal accounting functions, including tax accounting functions.

      If we fail to take some of these actions, in particular with respect to our internal audit and accounting functions and our compliance function, our ability to timely and accurately report our financial results could be impaired.
      In addition, we also expect that being a public company subject to these rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit and compensation committees, and qualified executive officers.
      Our auditors concluded that, as of December 31, 2004, there was a reportable condition in our internal controls relating to accounting for income taxes.
      Under standards established by the American Institute of Certified Public Accountants, we had a reportable condition related to our internal controls as of December 31, 2004. Under such standards, “reportable conditions” involve matters coming to the auditor’s attention relating to significant deficiencies in the design or operation of internal controls that, in the auditor’s judgment, could adversely affect the organization’s ability to initiate, record, process, and report financial data consistent with the assertions of management in the consolidated financial statements. Our independent auditors concluded, and management agreed, that this reportable condition would likely rise to the level of a “significant deficiency” as defined in Auditing Standard No. 2, which was issued by the Public Company Accounting Oversight Board in March 2004, and to which we will be subject once we become a public company. Under Auditing Standard No. 2, a “significant deficiency” is defined as a deficiency in internal control that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected. This probable significant deficiency was determined to exist based on the need to increase our existing income tax accounting resources to handle the additional complexity in our tax accounting as a result of the reversal of our deferred tax asset valuation allowance in 2004. We sought and obtained additional technical assistance from a third party tax advisor in preparing the final income tax provisions for 2004, at which time all identified errors were corrected in our financial statements for the year ended December 31, 2004. However, our remediation of this probable significant deficiency is only a temporary solution. We are in the process of enhancing our income tax accounting capability by continuing to use a third party tax advisor and are considering whether to hire an internal manager of tax accounting, both of which will increase our costs. We cannot assure you that the measures we will take will be sufficient to address this matter on a long-term basis or avoid other significant deficiencies in the future.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act of 2002.
      We are in the process of evaluating our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal control over financial reporting. We are required to comply with Section 404 by no later than December 31, 2006. With the assistance of outside consultants who specialize in preparing companies to comply with Section 404 of the Sarbanes Oxley Act of 2002, we began our process evaluation and subsequent remediation work in the second half of 2004. In connection with our evaluation, we have identified a number of control deficiencies, some of which have been remedied. In 2005, we are continuing our remediation work and have begun testing of key controls. However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that materially affect, or are reasonably likely to materially affect, internal controls over financial reporting. A “material weakness” is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC or The Nasdaq National Market, and if we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets, and our stock price may be adversely affected.

We will have broad discretion in applying the net proceeds of the offering and may not use those proceeds in ways that will enhance the market value of our common stock.
      We have significant flexibility in applying the net proceeds we will receive in this offering. As part of your investment decision, you will not be able to assess or direct how we apply these net proceeds. If we do not apply these funds effectively, we may lose significant business opportunities. Furthermore, our stock price could decline if the market does not view our use of the net proceeds from this offering favorably.

You will suffer immediate and substantial dilution.
      The initial public offering price per share is substantially higher than the pro forma net tangible book value per share immediately after the offering. As a result, you will pay a price per share that substantially exceeds the tangible book value of our assets after subtracting our liabilities. At an assumed initial public offering price of $          , you will incur immediate and substantial dilution in the amount of $           per share. We also have outstanding stock options to purchase shares of our common stock at a weighted average exercise price of $           per share. To the extent these options are exercised, there will be further dilution.

FORWARD-LOOKING STATEMENTS
      This prospectus contains “forward-looking statements,” which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation, statements regarding: proposed new programs; expectations that regulatory developments or other matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity; statements concerning projections, predictions, expectations, estimates or forecasts as to our business, financial and operational results and future economic performance; and statements of management’s goals and objectives and other similar expressions concerning matters that are not historical facts. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in future tense, identify forward-looking statements.
      Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	our failure to comply with the extensive regulatory framework applicable to our industry, including Title IV of the Higher Education Act and the regulations thereunder, state laws and regulatory requirements, and accrediting agency requirements;

•	risks associated with changes in applicable federal and state laws and regulations and accrediting agency policies;

•	our ability to manage future growth effectively;

•	the pace of growth of our enrollment;

•	our ability to convert prospective learners to enrolled learners and to retain active learners;

•	our success in updating and expanding the content of existing programs and developing new programs in a cost-effective manner or on a timely basis;

•	industry competition;

•	failure on our part to maintain and expand existing commercial relationships with the U.S. Armed Forces and various corporations and develop new commercial relationships;

•	general and economic conditions; and

•	other factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Regulatory Environment.”

      Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS
      The net proceeds from the sale of                      shares of our common stock offered by us in this offering will be approximately $           million, based on an estimated initial public offering price of $           per share, which is the mid-point of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of the shares to be sold by the selling shareholders.
      The primary purposes of the offering are to create a public market for our common stock, obtain additional equity capital and facilitate future access to public markets. We have not made any specific plans with respect to the use of the net proceeds of this offering. We expect to use the net proceeds of this offering for working capital and general corporate purposes, which may include expanding our branding, marketing and recruiting efforts using broader-reaching advertising media, capital expenditures, developing new courses and programs and acquisitions complementary to our business. Acquisitions complementary to our business may include buying companies or assets that would expand our portfolio of academic offerings or enhance the delivery of our programs. We have no current plans, arrangements or commitments for, and are not currently engaged in any negotiations with respect to, any such acquisition. Management will have broad discretion in the allocation of the net proceeds of this offering. Depending upon future events, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to invest the net proceeds in investment-grade, interest-bearing securities.
DIVIDEND POLICY
      We have never declared or paid any cash dividends on our common stock. We currently intend to retain all future earnings, if any, to fund the operation and expansion of our business and do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. The payment of any dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, earnings, capital requirements, contractual restrictions, outstanding indebtedness and other factors deemed relevant by our board. As a result, you will need to sell your shares of common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

CAPITALIZATION
      The following table sets forth our cash, cash equivalents and short-term investments and our capitalization as of March 31, 2005:

•	on an actual basis;

•	on a pro forma basis, giving effect to (i) our sale of shares of our common stock in this offering (at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus and after deducting underwriting discounts and estimated expenses payable by us); and (ii) the conversion of all outstanding shares of our Class A, Class B and Class D convertible preferred stock and our Class E and Class G redeemable convertible preferred stock into shares of our common stock, which is expected to occur concurrently with the consummation of the offering in accordance with the provisions of each class of preferred stock’s respective certificate of designation.

      You should read this table together with the “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements included elsewhere in this prospectus.

	As of
	March 31, 2005

	Actual	Pro Forma

	(In thousands,
	except share and
	per share amounts)
Cash, cash equivalents and short-term investments	$55,635

Debt:
Line of credit(a)	—
Capital lease obligations	196

Total debt	196

Redeemable preferred stock:
Class E Redeemable Convertible Preferred Stock: $0.01 par value; 2,596,491 shares authorized, issued and outstanding, actual; none authorized, issued and outstanding, pro forma	34,985
Class G Redeemable Convertible Preferred Stock: $0.01 par value; 2,184,540 shares authorized, issued and outstanding, actual; none authorized, issued and outstanding, pro forma	22,661

Total redeemable preferred stock	57,646

Shareholders’ equity (deficit):
Class A Convertible Preferred Stock: $1.00 par value; 3,000,000 shares authorized, 2,810,000 shares issued and outstanding, actual; none authorized, issued and outstanding, pro forma	2,810
Class B Convertible Preferred Stock: $2.50 par value; 1,180,000 shares authorized, 460,000 shares issued and outstanding, actual; none authorized, issued and outstanding, pro forma	1,150
Class D Convertible Preferred Stock: $4.50 par value; 1,022,222 shares authorized, issued and outstanding, actual; none authorized, issued and outstanding, pro forma	4,600
Undesignated preferred stock: 1,536,351 authorized, none issued and outstanding, actual; 10,000,000 shares authorized, none issued and outstanding, pro forma	—
Common stock: $0.10 par value; 15,000,000 shares authorized, 2,100,802 shares issued and outstanding, actual; 100,000,000 shares authorized, shares issued and outstanding, pro forma(b)	210

	As of
	March 31, 2005

	Actual	Pro Forma

	(In thousands,
	except share and
	per share amounts)
Additional paid-in capital	5,275
Deferred compensation	(46)
Accumulated deficit	(11,235)

Total shareholders’ equity (deficit)	2,764

Total capitalization	$60,606

(a)	At March 31, 2005, we had available funds under our revolving line of credit in the amount of $10.0 million. There have been no borrowings to date under our revolving line of credit.

(b)	Excludes:

•	shares of common stock reserved for future issuance upon the exercise of stock options outstanding as of , 2005 under our stock option plans, at a weighted average exercise price of $ per share;

•	shares of common stock reserved for future issuance upon the vesting of common stock outstanding under our stock purchase plan; and

•	shares of common stock reserved for future issuance under our stock option plans, of which options to purchase shares of common stock are proposed to be issued in connection with this offering at an exercise price equal to the price of shares sold in this offering.
      For further information regarding our stock and stock option plans, see “Description of Capital Stock” and “Management – Existing Stock, Stock Option Plans and Other Incentive Plans.”

DILUTION
      If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after the offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the existing shareholders for the presently outstanding stock.
      Our net tangible book value as of March 31, 2005, was $2,764,000 or $           per share of common stock. Net tangible book value per share of common stock is equal to the total book value of the tangible assets less total liabilities and total redeemable preferred stock, divided by the number of shares of common stock outstanding as of March 31, 2005. Pro forma net tangible book value per share of common stock represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to the conversion of all outstanding classes of preferred stock into common stock upon the completion of this offering. As of March 31, 2005, our pro forma net tangible book value would have been approximately $          million, or $           per share of common stock.
      Pro forma as adjusted net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to the conversion of all preferred stock into common stock upon the completion of this offering, our sale of            shares of common stock in this offering at an assumed initial public offering price of $           per share of common stock (the mid-point of the range set forth on the cover of this prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. As of March 31, 2005, our pro forma as adjusted net tangible book value would have been approximately $          million, or $           per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $           per share of common stock to our existing shareholders and an immediate dilution in pro forma as adjusted net tangible book value of $           per share of common stock to investors purchasing common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock	$
Pro forma net tangible book value per share of common stock as of March 31, 2005	$
Increase per share of common stock attributable to new investors
Pro forma as adjusted net tangible book value per share of common stock after this offering
Dilution per share of common stock to new investors	$
      The following table sets forth, as of March 31, 2005, on the pro forma as adjusted basis described above, the differences between existing stockholders and the new investors with respect to the total number of shares of common stock purchased from us, the total consideration paid and the average price per share paid before deducting underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $           per share of common stock.

	Shares Purchased		Total Consideration
Average Price
	Number	Percent	Amount	Percent	Per Share

	(In thousands)		(In thousands)
Existing shareholders
New investors
Total
      Sales by the selling shareholders in this offering will cause the number of shares held by existing shareholders to be reduced to                     , or           % of the total number of shares of our common stock outstanding after this offering, and will increase the total number of shares held by new investors to                     , or           % of the total number of shares of our common stock outstanding after this offering. If the underwriters’ over-allotment option is exercised in full, the number of shares held by existing shareholders after this offering would be                     , or           %, and the number of shares held by new

investors would increase to                     , or           %, of the total number of shares of our common stock outstanding after this offering.
      The discussion and table assume that no stock options were exercised after March 31, 2005. As of the consummation of this offering, we expect to have options outstanding to purchase a total of                      shares of common stock at a weighted average exercise price of approximately $                     per share of common stock. To the extent that these options are exercised, there will be further dilution to new investors. See “Description of Capital Stock.”

SELECTED CONSOLIDATED FINANCIAL DATA
      The following table sets forth our selected consolidated financial and operating data as of the dates and for the periods indicated. You should read this data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, included elsewhere in this prospectus. The selected consolidated statement of operations data for each of the years in the three-year period ended December 31, 2004, and the selected consolidated balance sheet data as of December 31, 2003 and 2004, have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 2000 and 2001, and consolidated balance sheet data as of December 31, 2000, 2001 and 2002, have been derived from our audited consolidated financial statements not included in this prospectus. Historical results are not necessarily indicative of the results of operations to be expected for future periods.
      The selected consolidated statement of operations data for the three months ended March 31, 2004 and 2005 and the selected balance sheet data as of March 31, 2005, have been derived from our unaudited consolidated financial statements which are included elsewhere in this prospectus. In our opinion, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of our financial position and operating results for the unaudited periods. The selected consolidated financial and operating data as of and for the three months ended March 31, 2005 are not necessarily indicative of the results that may be obtained for a full year.
      The following table also sets forth summary unaudited consolidated pro forma balance sheet data as of March 31, 2005, which give effect to the transactions described in footnote (d) of the following table. The unaudited consolidated pro forma balance sheet data are presented for informational purposes only and do not purport to represent what our financial position actually would have been had the transactions so described occurred on the dates indicated or to project our financial position as of any future date.

						Three Months Ended
	Year Ended December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands, except per share and enrollment data)
Statement of Operations Data:
Revenues	$15,896	$29,806	$49,556	$81,785	$117,689	$26,488	$34,610
Costs and expenses:
Instructional costs and services	12,751	20,489	28,013	43,128	58,168	13,614	16,247
Selling and promotional	8,330	13,629	15,860	21,446	34,247	8,088	9,621
General and administrative	6,848	9,382	11,677	13,141	15,409	3,403	4,597

Total costs and expenses	27,929	43,500	55,550	77,715	107,824	25,105	30,465

Operating income (loss)	(12,033)	(13,694)	(5,994)	4,070	9,865	1,383	4,145
Other income, net	1,332	731	327	427	724	129	372

Income (loss) before income taxes	(10,701)	(12,963)	(5,667)	4,497	10,589	1,512	4,517
Income tax expense (benefit)	—	—	—	104	(8,196)	46	1,813

Net income (loss)	$(10,701)	$(12,963)	$(5,667)	$4,393	$18,785	$1,466	$2,704

Net income (loss) per common share:
Basic	$(7.61)	$(8.71)	$(3.70)	$2.63	$9.34	$0.77	$1.29
Diluted	$(7.61)	$(8.71)	$(3.70)	$0.39	$1.62	$0.13	$0.23
Weighted average number of common shares outstanding:
Basic	1,406	1,489	1,532	1,669	2,011	1,910	2,092
Diluted	1,406	1,489	1,532	11,154	11,599	11,330	11,845

						Three Months Ended
	Year Ended December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands, except per share and enrollment data)
Other Data:
Depreciation and amortization(a)	$985	$2,044	$3,108	$4,177	$5,454	$1,187	$1,515
Net cash provided by (used in) operating activities	$(7,895)	$(9,249)	$177	$16,028	$17,494	$1,231	$7,480
Capital expenditures	$4,477	$5,283	$3,859	$4,348	$8,986	$861	$1,760
EBITDA(b)	$(11,048)	$(11,650)	$(2,886)	$8,247	$15,319	$2,570	$5,660
Enrollment(c)	2,111	3,757	6,380	9,115	12,013	9,919	12,775

						As of March 31, 2005
	As of December 31,
							Pro
	2000	2001	2002	2003	2004	Actual	Forma(d)

	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$25,368	$10,655	$22,060	$41,190	$49,980	$55,635	$—
Working capital(e)	22,268	6,203	15,340	27,516	37,935	42,541
Total assets	32,763	23,882	35,380	55,402	80,026	83,336
Total redeemable preferred stock	35,150	34,985	50,401	57,646	57,646	57,646
Shareholders’ equity (deficit)	(8,318)	(20,999)	(26,250)	(20,416)	(5)	2,764

(a)	Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets. Amortization includes amounts related to purchased software, capitalized website development costs and internally developed software.

(b)	EBITDA consists of net income (loss) minus other income, net, plus income tax expense (benefit) and plus depreciation and amortization. Other income, net consists primarily of interest income earned on short-term investments, net of any interest expense for capital leases. We use EBITDA as a measure of operating performance. However, EBITDA is not a recognized measurement under U.S. generally accepted accounting principles, or GAAP, and when analyzing our operating performance, investors should use EBITDA in addition to, and not as an alternative for, net income (loss) as determined in accordance with GAAP. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. Furthermore, EBITDA is not intended to be a measure of free cash flow for our management’s discretionary use, as it does not consider certain cash requirements such as tax payments.

We believe EBITDA is useful to an investor in evaluating our operating performance and liquidity because:

•	it is widely used to measure a company’s operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired.
      Our management uses EBITDA:

•	as a measurement of operating performance, because it assists us in comparing our performance on a consistent basis, as it removes depreciation, amortization, interest and taxes; and

•	in presentations to the members of our board of directors to enable our board to have the same measurement basis of operating performance as is used by management to compare our current operating results with corresponding prior periods and with the results of other companies in our industry.

The following table provides a reconciliation of net income (loss) to EBITDA:

						Three Months
	Year Ended December 31,					Ended March 31,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands)
Net income (loss)	$(10,701)	$(12,963)	$(5,667)	$4,393	$18,785	$1,466	$2,704
Other income, net	(1,332)	(731)	(327)	(427)	(724)	(129)	(372)
Income tax expense (benefit)	—	—	—	104	(8,196)	46	1,813
Depreciation and amortization	985	2,044	3,108	4,177	5,454	1,187	1,515

EBITDA	$(11,048)	$(11,650)	$(2,886)	$8,247	$15,319	$2,570	$5,660

(c)	Enrollment reflects the total number of learners registered in a course as of the last day of classes for such periods.

(d)	The consolidated pro forma balance sheet data as of March 31, 2005, give effect to the conversion of all outstanding preferred stock into shares of common stock in connection with this offering, the sale of shares of common stock by us in this offering at an offering price of $ per share (the mid-point of the range set forth on the cover of this prospectus) and our receipt of the estimated net proceeds of that sale, after deducting underwriting discounts and estimated offering expenses.

(e)	Working capital is calculated by subtracting total current liabilities from total current assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion together with the financial statements and the related notes included elsewhere in the prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those we discuss under “Risk Factors” and elsewhere in this prospectus. You should read “Risk Factors” and “Forward-Looking Statements.”
Overview

Background
      We are an exclusively online post-secondary education services company. Our wholly owned subsidiary, Capella University, is a regionally accredited university that offers a variety of undergraduate and graduate degree programs primarily targeted to working adults. As of March 31, 2005, we offered more than 675 courses and 13 degree programs with 68 specializations at the graduate and undergraduate levels to more than 12,700 learners.
      We were founded in 1991, and in 1993, we established our wholly owned university subsidiary, The Graduate School of America, to offer doctoral and master’s degrees through distance learning programs in management, education, human services and interdisciplinary studies. In 1995, we launched our online format for delivery of our doctoral and master’s degree programs. In 1997, our university subsidiary received accreditation from the North Central Association of Colleges and Schools (later renamed The Higher Learning Commission of the North Central Association). In 1998, we began the expansion of our original portfolio of academic programs by introducing doctoral and master’s degrees in psychology and a master of business administration degree. In 1999, to expand the reach of our brand in anticipation of moving into the bachelor’s degree market, we changed our name to Capella Education Company and the name of our university to Capella University. In 2000, we introduced our bachelor’s degree completion program in information technology, which provided instruction for the last two years of a four-year bachelor’s degree. In 2004, we believe we expanded our addressable market through the introduction of our four-year bachelor’s degree programs in business administration and information technology as well as the introduction of three master’s level specializations in education targeted at K-12 teachers.

Our key financial results metrics
      Revenues. Revenues consist principally of tuition, application and graduation fees, and commissions we earn from bookstore and publication sales. During each of 2002, 2003 and 2004, and the three months ended March 31, 2005, tuition represented approximately 99% of our revenues. Factors affecting our revenues include: (i) the number of enrollments; (ii) the number of courses per learner; (iii) our degree and program mix; (iv) the number of programs and specializations we offer; and (v) annual tuition adjustments.
      Enrollments for a particular time period are defined as the number of learners registered in a course on the last day of classes within that period. We offer monthly start options for newly enrolled learners. Learners who start their program in the second or third month of a quarter transition to a quarterly schedule beginning in their second quarter. Enrollments are a function of the number of continuing learners at the beginning of each period and new enrollments during the period, which are offset by graduations, withdrawals and inactive learners during the period. Inactive learners for a particular period include learners who are not registered in a class, and, therefore, are not generating revenues for that period, but who have not withdrawn from Capella University. We believe that our enrollments are influenced by the attractiveness of our program offerings, the effectiveness of our marketing and recruiting efforts, the quality of our instructors, the number of programs and specializations we offer, the availability of federal and other funding, the length of our educational programs, the seasonality of our enrollments and general economic conditions.
      The following is a summary of our learners by degree level as of the last day of classes for the years ended December 31, 2002, 2003 and 2004, and the three months ended March 31, 2004 and 2005:

				For the Three
	For the Years Ended			Months Ended
	December 31,			March 31,

	2002	2003	2004	2004	2005

Doctoral	3,187	4,251	5,611	4,648	5,795
Master’s	2,603	3,695	4,543	3,869	5,026
Bachelor’s	590	1,169	1,859	1,402	1,954

Total	6,380	9,115	12,013	9,919	12,775

      Our tuition rates vary by type and length of the programs and the degree level, such as doctoral, master’s or bachelor’s. For all master’s and bachelor’s programs and for selected doctoral programs, tuition is determined by the number of courses taken by each learner. For the 2004 – 2005 academic year (the academic year that began in July 2004), prices per course generally range from $1,350 to $1,825. The price of the course depends on the number of credit hours, the degree level of the program and the discipline. For the 2004 – 2005 academic year, the majority of doctoral programs are priced at a fixed quarterly amount of $3,750 per learner, regardless of the number of courses in which the learner is registered. Based on these prices, we estimate that full tuition is approximately $49,000 for a four-year bachelor’s program, ranges from approximately $16,000 to $26,000 for a master’s program, and ranges from approximately $48,000 to $67,000 for a doctoral program. These amounts and ranges assume no reductions for transfer credits. Many of our learners reduce their total program costs at Capella University by transferring credits earned at other institutions.
      Tuition increases ranged from 3% to 7% in the 2004 – 2005 academic year as compared to the prior academic year. Tuition increases have not historically been, and may not in the future be, consistent across our programs and specializations due to market conditions or changes in operating costs that have an impact on price adjustments of individual programs or specializations.
      A large portion of our learners rely on funds received under various government-sponsored student financial aid programs, predominantly Title IV programs, to pay a substantial portion of their tuition and other education-related expenses. In the years ended December 31, 2002, 2003 and 2004, approximately 51%, 61% and 64%, respectively, of our revenues (calculated on a cash basis) were attributable to funds derived from Title IV programs. In addition to Title IV funding, our learners receive financial aid from other governmental sources or finance their education through private financing institutions or with their own funds.
      Other income, net. Other income, net consists primarily of interest income earned on short-term investments net of any interest expense for capital leases.
      Costs and expenses. We categorize our costs and expenses as (i) instructional costs and services expenses, (ii) selling and promotional expenses, and (iii) general and administrative expenses.
      Instructional costs and services expenses are items of expense directly attributable to the educational services we provide our learners. This expense category includes salaries and benefits of full-time faculty, administrators and academic advisors and costs associated with adjunct faculty. Instructional pay for adjunct faculty varies across programs and is primarily dependent on the number of learners taught. Instructional costs and services expenses also include costs of educational supplies, costs associated with admissions and other university services, and an allocation of facility costs, depreciation and amortization and information technology costs that are attributable to providing educational services to our learners.
      Selling and promotional expenses include salaries and benefits of personnel engaged in recruitment and promotion, as well as costs associated with advertising and the production of marketing materials.

Selling and promotional expenses also include an allocation of facility costs, depreciation and amortization, and information technology costs that are attributable to the marketing of Capella University and the recruitment of new learners. Our selling and promotional expenses are generally affected by the cost of advertising media, the efficiency of our selling efforts, salaries and benefits for our sales personnel and the number of advertising initiatives for new and existing academic programs.
      General and administrative expenses include salaries and benefits of employees engaged in management, finance, human resources, compliance and other corporate functions, together with an allocation of facility costs, depreciation and amortization and information technology costs attributable to such functions. General and administrative expenses also include bad debt expense and any charges associated with asset impairments.

Factors affecting comparability
      We set forth below selected factors that we believe have had, or are expected to have, a significant effect on the comparability of recent or future results of operations:
      Introduction of new programs and specializations. At December 31, 2002, learners seeking doctoral degrees represented approximately 50% of our enrollment, while learners seeking master’s and bachelor’s degrees represented approximately 41% and 9%, respectively. The higher concentration of learners in doctoral programs reflects our early emphasis on these programs. In 2004, we believe we expanded our addressable market through the introduction of our four-year bachelor’s degree programs in business administration and information technology as well as the introduction of three master’s level specializations in education targeted at K-12 teachers. These additions are consistent with our continuing migration from a concentration of doctoral enrollment to an enrollment that includes more master’s and bachelor’s learners. At March 31, 2005, learners seeking doctoral, master’s and bachelor’s degrees represented approximately 46%, 39% and 15%, respectively, of our enrollment. We expect to introduce additional master’s and bachelor’s programs and specializations in the future.
      We make significant investments in program and specialization development, support infrastructure and marketing and selling when introducing new programs and specializations. Relative to our doctoral programs, our master’s and bachelor’s programs have tended to have lower revenue per learner and higher selling and promotional, learner recruitment and support costs. In the year ended December 31, 2004 and the three months ended March 31, 2005, doctoral programs accounted for a majority of our revenues and all of our operating profit. In contrast, our bachelor’s and master’s programs were not profitable in 2004 or in the first three months of 2005. During the period of new program introduction and development, the rate of growth of revenues and income from operations has been, and may be, adversely affected in part due to these factors. Our strategy is to operate these newer programs at profit levels approaching those of our doctoral program. As our newer programs develop, we anticipate increases in enrollment, higher revenue per learner, more cost-effective delivery of instructional and support services and more efficient selling and promotional processes.
      Income tax benefits resulting from reversal of valuation allowance. In the period from our inception through 2002, we incurred significant operating losses that resulted in a net operating loss carryforward for tax purposes and net deferred tax assets. Until 2004, we provided a 100% valuation allowance for all net deferred tax assets. Because we achieved three years of cumulative taxable income in 2004 and we expect to be profitable in future years, we have concluded that it is more likely than not that substantially all of our net deferred tax assets will be realized. As a result, in accordance with SFAS No. 109, Accounting for Income Taxes, all of the valuation allowance applied to net deferred tax assets was reversed during the year ended December 31, 2004. Reversal of the valuation allowance resulted in a non-recurring non-cash income tax benefit totaling $12.9 million, which accounted for 68% of our net income of $18.8 million in the year ended December 31, 2004. We expect that our results of operations in future periods will include income tax expense, not benefit, and that our annual effective tax rate for 2005 will be in the range of 39% to 41%.

      Stock option expense. In December 2004, the FASB issued SFAS 123R. The Securities and Exchange Commission amended the compliance date on April 14, 2005, to require public companies to adopt the standard as of the beginning of the first annual period that begins after June 15, 2005. We are therefore required to implement this standard on January 1, 2006. SFAS 123R eliminates the ability to account for share-based compensation transactions using the footnote disclosure-only provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and instead requires that such transactions be recognized and reflected in our financial statements using a fair-value-based method. Companies are required to recognize an expense for compensation costs related to share-based payment arrangements including stock options and employee stock purchase plans. Under SFAS 123R, the amount of compensation expense recognized will vary depending on numerous factors, including the option valuation methodology adopted, the number and vesting period of option grants, the publicly traded stock price of the underlying option security and the volatility of that stock price. The cumulative effect of adoption, if any, would be measured and recognized in the period of adoption. We are evaluating SFAS 123R, the factors referred to above and the resulting impact of adoption of SFAS 123R. We expect that we will record in our statement of operations substantial noncash compensation expense in 2006 and thereafter. In accordance with SFAS No. 123, we provide in Note 2 to our consolidated financial statements, included elsewhere in this prospectus, an estimate of the effect, on a pro forma basis, of recognizing as compensation expense option grants on a fair value basis using the Black-Scholes option valuation model and other assumptions. However, had we adopted SFAS 123R using the Black-Scholes option valuation model in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income (loss) and pro forma net income (loss) per common share in Note 2 to our consolidated financial statements. Estimates of option values using the Black-Scholes method and these other assumptions may not be indicative of results from valuation methodologies and assumptions ultimately adopted by us for purposes of SFAS 123R. The adoption of SFAS 123R is not expected to have a significant adverse effect on our cash flows, but is expected to have a significant adverse effect on our results of operations.
      Public company expense. Upon consummation of our initial public offering, we will become a public company, and our shares of common stock will be publicly traded on The Nasdaq National Market. As a result, we will need to comply with new laws, regulations and requirements that we did not need to comply with as a private company, including certain provisions of the Sarbanes-Oxley Act of 2002, related SEC regulations and the requirements of The Nasdaq National Market. Compliance with the requirements of being a public company will require us to increase our general and administrative expenses in order to pay our employees, legal counsel and accountants to assist us in, among other things, instituting and monitoring a more comprehensive compliance and board governance function, establishing and maintaining internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and preparing and distributing periodic public reports in compliance with our obligations under the federal securities laws. In addition, being a public company will make it more expensive for us to obtain director and officer liability insurance. We estimate that incremental annual public company costs will be between $1.5 million and $2.5 million. During 2004, we incurred approximately $0.5 million of such general and administrative expenses in anticipation of our becoming a public company in 2005.
      401(k) company contributions. In April 2005, we instituted, for the first time, a program under which we match employee contributions to our 401(k) program up to a specified level. We estimate that this program will result in additional expenses in 2005 of between $0.5 million and $1.0 million.
Critical Accounting Policies and Use of Estimates
      The discussion of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. During the preparation of these financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts, impairment of long-lived assets, stock-based compensation expense and income taxes. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our consolidated financial statements.
      We believe that the following critical accounting policies involve our more significant judgments and estimates used in the preparation of our consolidated financial statements:
      Revenue recognition. Tuition revenue represented approximately 99% of our revenues recognized for each of the years ended December 31, 2002, 2003 and 2004, and for the three months ended March 31, 2005. Course tuition revenue is deferred and recognized as revenue ratably over the period of instruction, which is generally from one and a half to three months. Seminar tuition revenue is recognized over the length of the seminar, which ranges from two days to two weeks. Deferred revenue in any period represents the excess of tuition and fees received as compared to tuition and fees recognized in revenue on the consolidated statement of operations and is reflected as a current liability on our consolidated balance sheet.
      Allowance for doubtful accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability, failure or refusal of our learners to make required payments. We determine the allowance for doubtful accounts amount based on an analysis of the aging of the accounts receivable and historical write-off experience.
      In establishing our credit practices, we seek to strike an appropriate balance between prudent learner credit policies and learner retention. Accordingly, we periodically review and alter learner credit policies to achieve that objective by restricting or expanding the availability of credit we extend. Changes to credit practices may impact enrollments, revenues, accounts receivables, our allowance for doubtful accounts and bad debt expense. For example, in the second quarter of 2005, we arranged to offer learners new, third party private loan programs. The third party loans were not available at the beginning of classes and, as a result, we permitted some learners, who previously may have been placed on inactive, non-revenue-generating status, to remain enrolled and in their classes. Because a majority of these learners received federal financial aid and were eligible for the third party private loan programs, we were able to effect this change with a relatively small increase in our accounts receivable during this enrollment period. If changes in credit practices result in higher receivable balances, if the financial condition of our learners deteriorates resulting in an impairment of their ability to pay, or if we underestimate the allowances required, additions to our allowance for doubtful accounts may be necessary, which will result in increased general and administrative expenses in the period such determination is made.
      As of December 31, 2002, 2003 and 2004, the allowance for doubtful accounts was approximately $1.2 million, $0.7 million and $1.1 million, respectively. During 2002, 2003 and 2004, we recognized bad debt expense of $3.0 million, $0.6 million and $1.4 million, respectively. During the three months ended March 31, 2004 and 2005, we recognized bad debt expense of $0.2 million and $0.4 million, respectively. The lower bad debt expense as a percentage of revenue in 2003 and 2004 as compared to 2002 resulted from a tightening of our credit policies during 2002.
      Impairment of long-lived assets. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If the asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. If we determine that an asset’s carrying value is impaired, we will record a write-down of the carrying value of the identified asset and charge the impairment as an operating expense in the period in which the determination is made. During the years ended December 31, 2002, 2003 and 2004, we recorded impairment charges of $0.2 million, $0.4 million and $1.0 million, respectively. The impairment charge recorded in 2004 consisted primarily of the write-off of previously capitalized software development costs for software projects that were abandoned due to our decision to implement an enterprise resource planning system. Capitalized software costs represent our long-lived assets that are most subject to the risk of impairment from changes in our business strategy and ongoing technological developments. We recorded capitalized software costs with a net book value of $6.1 million as of March 31, 2005. Our impairment loss calculation is subject to uncertainties because management must use judgment to forecast estimated fair values and to determine the useful lives of the assets. If actual results are not consistent with our assumptions and estimates regarding these factors, we may be exposed to losses that could be material. Changes in strategy or market conditions, or significant technological developments, could significantly impact these judgments and require adjustments to recorded asset balances.
      Stock-based compensation. We account for stock-based employee compensation arrangements in accordance with the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and comply with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. We currently are not required to record stock-based compensation charges if the employee stock option exercise price or restricted stock purchase price equals or exceeds the deemed fair value of our common stock at the grant date. Because no market for our common stock existed prior to this offering, our board of directors determined the fair value of our common stock based upon several factors, particularly recent sales of our stock by investors and our annual independent valuation of our common stock prepared for purposes of valuing our contributions to our Employee Stock Ownership Plan (ESOP).
      More specifically, the practices we use to value the underlying common stock for purposes of stock option accounting rely heavily upon independent third party transactions relating to our preferred stock, to the extent such transactions are significant and occur in the general timeframe of our stock option issuances. We issued options in October and December of 2004 that were priced at $20.00 per share of common stock. In November 2004, Insight-Salmon River LLC purchased 1,022,222 shares of our Class D convertible preferred stock at a price of $20.00 per share and subsequently transferred 272,222 shares of our Class D preferred stock to Salmon River Capital I LLC. In December 2004, the entities affiliated with Technology Crossover Ventures and the Maveron entities purchased 1.71 million and 0.35 million shares, respectively, of our classes E and G redeemable convertible preferred stock at a price of $20.83 and $20.00 per share, respectively, from the Forstmann Little entities.
      We use a combination of other valuation techniques to estimate the fair value of our common stock to the extent that we do not have significant third party stock transactions that have occurred in the general timeframe of the stock option issuances. These valuation techniques generally include, as a baseline, the use of the annual valuation of our common stock that is performed by an unrelated valuation specialist as of December 31st of each year for purposes of valuing our ESOP contributions. The results of this valuation as of December 31, 2003 and 2004 were $13.62 per share and $20.00 per share, respectively. This annual baseline ESOP valuation is adjusted for subsequent changes in our interim earnings per share, changes in growth in our interim earnings per share, and changes in the market value and operating performance of our peer group of public post-secondary education companies, among others. Each of these factors, the most significant of which is the growth in our earnings, has contributed to the difference between the fair value of our stock at the dates of our stock option issuances over the past twelve months, and the estimated offering price. We believe the availability of significant third party transactions in our preferred stock over the past year, along with our annual ESOP valuation and ability to measure and reasonably value subsequent changes in value due to growth in our earnings, has provided a reasonable basis for valuing our common stock.
      For purposes of pro forma disclosures, the estimated fair value of the option is expensed over the option’s vesting period. The compensation expense determined under the fair-value-based method does not include assumed tax benefits related to non-qualified stock options until the fourth quarter of 2004, which is the first period in which we have not fully reserved for our net deferred tax assets with a valuation allowance.

      If we had estimated the fair value of the options on the date of grant using a Black-Scholes option valuation model and then amortized this estimated fair value over the vesting period of the options, our net income (loss) would have been adversely affected, as shown in the table below:

				Three Months
	Year Ended December 31,			Ended March 31,

	2002	2003	2004	2004	2005

	(In thousands, except per share information)
Net income (loss) as reported	$(5,667)	$4,393	$18,785	$1,466	$2,704
Deferred compensation expense included in net income (loss) as reported	39	37	4	4	4
Compensation expense determined under the fair-value-based method	(1,623)	(1,779)	(2,383)	(567)	(545)

Pro forma net income (loss)	$(7,251)	$2,651	$16,406	$903	$2,163

Net income (loss) per common share:
Basic — as reported	$(3.70)	$2.63	$9.34	$0.77	$1.29
Basic — pro forma	$(4.76)	$1.59	$8.16	$0.47	$1.03
Diluted — as reported	$(3.70)	$0.39	$1.62	$0.13	$0.23
Diluted — pro forma	$(4.76)	$0.24	$1.43	$0.08	$0.18
      As our stock has not been publicly traded, the pro forma compensation expense determined under the fair-value-based method is based on a stock price volatility assumption that reflects the average of our peer group of public post-secondary education companies. Our calculation of pro forma compensation expense also reflects estimates of forfeitures which are adjusted in subsequent periods as actual forfeitures differ from the original estimates.
      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because our employee stock options have characteristics significantly different than those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the existing models do not necessarily provide a single measure of the fair value of our employee stock options.
      Effective for annual periods beginning after June 15, 2005, public companies are required to implement SFAS 123R, an amendment to SFAS No. 123. We are required to implement this standard on January 1, 2006. SFAS 123R eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25 and generally instead requires that such transactions be recognized and recorded using a fair-value-based method. SFAS 123R will continue to require significant management judgment and assumptions concerning such factors as the option methodology adopted and the volatility of the underlying stock price. We are currently evaluating SFAS 123R, these factors and the resulting impact of adoption of SFAS 123R. For more information concerning the adoption of SFAS 123R and the possible effects on our results of operations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Factors Affecting Comparability – Stock Option Expense; – Recent Accounting Pronouncements” and Note 2 to our consolidated financial statements.
      Accounting for income taxes. We account for income taxes as prescribed by SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 prescribes the use of the asset and liability method to compute the differences between the tax bases of assets and liabilities and the related financial amounts, using currently enacted tax laws. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that more likely than not will be realized. Realization of the deferred tax assets, net of deferred tax liabilities, is principally dependent upon achievement of projected future taxable income offset by deferred tax liabilities. We exercise significant judgment in determining our provisions for income taxes, our deferred tax assets and liabilities and our future taxable income for purposes of assessing our ability to utilize any future tax benefit from our deferred tax assets. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgments that could become subject to examination by tax authorities in the ordinary course of business. We periodically assess the likelihood of adverse outcomes resulting from these examinations to determine the impact on our deferred taxes and income tax liabilities and the adequacy of our provision for income taxes. Changes in income tax legislation, statutory income tax rates, or future taxable income levels, among other things, could materially impact our valuation of income tax assets and liabilities and could cause our income tax provision to vary significantly among financial reporting periods.
      At December 31, 2004, a significant portion of our net deferred tax assets consisted of net operating loss carryforwards approximating $22.1 million that are available to offset future taxable income. The net operating loss carryforwards expire at various dates through 2022. During 2004, we experienced an ownership change as defined under Section 382 of the Internal Revenue Code. As a result, the utilization of the net operating loss carryforwards will be subject to an annual limitation imposed by Section 382. While based on our estimates we do not believe the limitation will adversely impact our ability to utilize the net operating loss carryforwards before they expire, changes in future taxable income levels could significantly impact our ability to realize the entire benefit of this deferred tax asset.
      Prior to 2004, we had provided a valuation allowance for all net deferred tax assets. Because we achieved three years of cumulative taxable income in 2004 and expect to be profitable in future years, we concluded that it is more likely than not that all of our net deferred tax assets will be realized. As a result, in accordance with SFAS No. 109, the valuation allowance applied to such net deferred tax assets of $12.9 million at December 31, 2003, was reversed during the year ended December 31, 2004. We will require approximately $22.0 million of future taxable income to realize the $8.6 million of net deferred tax assets that existed as of December 31, 2004.
Results of Operations
      The following table sets forth statements of operations data as a percentage of revenues for each of the periods indicated:

				Three Months
	Year Ended December 31,			Ended March 31,

	2002	2003	2004	2004	2005

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and expenses:
Instructional costs and services	56.5	52.7	49.5	51.4	46.9
Selling and promotional	32.0	26.2	29.1	30.5	27.8
General and administrative	23.6	16.1	13.1	12.9	13.3

Total costs and expenses	112.1	95.0	91.7	94.8	88.0

Operating income (loss)	(12.1)	5.0	8.3	5.2	12.0
Other income, net	0.7	0.5	0.6	0.5	1.1

Income (loss) before income taxes	(11.4)	5.5	8.9	5.7	13.1
Income tax expense (benefit)	0.0	0.1	(7.0)	0.2	5.2

Net income (loss)	(11.4)%	5.4%	15.9%	5.5%	7.8%

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004
      Revenues. Our revenues for the three months ended March 31, 2005, were $34.6 million, representing an increase of $8.1 million, or 30.7%, as compared to revenues of $26.5 million for the three months ended March 31, 2004. This increase was primarily due to an increase in enrollments as well as increases in tuition in 2005 as compared to 2004, partially offset by a larger proportion of bachelor’s and master’s learners, who generated less revenue per learner than our doctoral learners. Tuition increases ranged from 3% to 7% and were implemented during July 2004.
      Instructional costs and services expenses. Our instructional costs and services expenses for the three months ended March 31, 2005, were $16.2 million, representing an increase of $2.6 million, or 19.3%, as compared to instructional costs and services expenses of $13.6 million for the three months ended March 31, 2004. This increase was primarily due to increases in instructional pay due to the increase in enrollments. Our instructional costs and services expenses as a percentage of revenues decreased by 4.5 percentage points to 46.9% for the three months ended March 31, 2005, as compared to 51.4% for the three months ended March 31, 2004. This improvement in 2005 was driven by our tuition increases, the centralization of academic services, and slower growth of information technology and depreciation and amortization expenses relative to revenue growth.
      Selling and promotional expenses. Our selling and promotional expenses for the three months ended March 31, 2005, were $9.6 million, representing an increase of $1.5 million, or 18.9%, as compared to selling and promotional expenses of $8.1 million for the three months ended March 31, 2004. This increase was primarily attributable to an increase in recruitment personnel, an increase in costs associated with establishing additional marketing relationships and an increase in the cost of online advertising. Our selling and promotional expenses as a percentage of revenues decreased by 2.7 percentage points to 27.8% for the three months ended March 31, 2005, from 30.5% for the three months ended March 31, 2004, primarily as a result of improved efficiency of our advertising and recruitment functions.
      General and administrative expenses. Our general and administrative expenses for the three months ended March 31, 2005, were $4.6 million, representing an increase of $1.2 million, or 35.1%, as compared to general and administrative expenses of $3.4 million for the three months ended March 31, 2004. This increase was primarily attributable to an increase in administrative costs resulting from investments to further develop our corporate infrastructure and an increase in bad debt expense. During the first three months of 2005, we made further investments in corporate infrastructure through additions of personnel, primarily in the finance department, in preparation for becoming a public company. A $0.2 million increase in bad debt expense was primarily due to an increase in revenues and an increase in our write-off experience. Our general and administrative expenses as a percentage of revenues increased by 0.4 percentage points to 13.3% for the three months ended March 31, 2005, from 12.9% for the three months ended March 31, 2004, as a result of the factors described above.
      Other income, net. Other income, net increased by $0.2 million, or greater than 100%, to $0.4 million for the three months ended March 31, 2005, from $0.1 million for the three months ended March 31, 2004. The increase was primarily due to higher interest rates and higher average cash and short-term investment balances during the first quarter of 2005.
      Income tax expense (benefit). We recognized tax expense for the three months ended March 31, 2005, of $1.8 million, or at an effective tax rate of approximately 40.1%. Our tax expense for the three months ended March 31, 2004, was effectively zero as we utilized net operating loss carryforwards that were fully reserved for in prior periods. We expect that our estimated annual effective income tax rate for 2005 will be in the range of 39% to 41%.
      Net income. Net income was $2.7 million for the three months ended March 31, 2005, compared to net income of $1.5 million for the three months ended March 31, 2004, an increase of $1.2 million. Net income as a percentage of revenues increased by 2.3 percentage points to 7.8% for the three months ended March 31, 2005, from 5.5% for the three months ended March 31, 2004, as a result of the factors discussed above.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      Revenues. Our revenues for the year ended December 31, 2004, were $117.7 million, representing an increase of $35.9 million, or 43.9%, as compared to revenues of $81.8 million for the year ended December 31, 2003. This increase was primarily due to an increase in enrollments as well as increases in tuition in 2004 as compared to 2003, partially offset by a larger proportion of bachelor’s learners, who generated less revenue per learner than our doctoral learners. Tuition increases ranged from 3% to 7% and were implemented during July 2004.
      Instructional costs and services expenses. Our instructional costs and services expenses for the year ended December 31, 2004, were $58.2 million, representing an increase of $15.0 million, or 34.9%, as compared to instructional costs and services expenses of $43.1 million for the year ended December 31, 2003. This increase was primarily due to increases in instructional pay due to the increase in enrollments. Our instructional costs and services expenses as a percentage of revenues decreased by 3.2 percentage points to 49.5% for the year ended December 31, 2004, as compared to 52.7% for the year ended December 31, 2003. This improvement in 2004 was driven by our tuition increases, the centralization of academic services, and slower growth of information technology and depreciation and amortization expenses relative to revenue growth.
      Selling and promotional expenses. Our selling and promotional expenses for the year ended December 31, 2004, were $34.2 million, representing an increase of $12.8 million, or 59.7%, as compared to selling and promotional expenses of $21.4 million for the year ended December 31, 2003. This increase was primarily attributable to an increase in recruitment personnel, an increase in marketing and advertising expenses to attract more learners to our existing programs, and an increase in the cost of online advertising. This increase in selling and promotional expenses was also attributable to an increase in marketing and advertising expenses and enrollment expenses to support the introduction of our four-year bachelor’s degree program in January 2004, and to develop and launch our new brand strategy during 2004. Our selling and promotional expenses as a percentage of revenues increased by 2.9 percentage points to 29.1% for the year ended December 31, 2004, from 26.2% for the year ended December 31, 2003, as a result of the same factors described above.
      General and administrative expenses. Our general and administrative expenses for the year ended December 31, 2004, were $15.4 million, representing an increase of $2.3 million, or 17.3%, as compared to general and administrative expenses of $13.1 million for the year ended December 31, 2003. This increase was primarily attributable to an increase in administrative costs resulting from investments to further develop our corporate infrastructure, an increase in internally developed software impairment charges, and an increase in bad debt expense. In 2004, we made further investments in corporate infrastructure through additions of personnel and systems to accommodate current and expected future growth. A $0.7 million increase in asset impairment charge was the result of our decision to abandon some internally developed software projects in light of a decision to implement a new enterprise resource planning system that will be phased in starting in 2006. A $0.8 million increase in bad debt expense was primarily due to an increase in revenues and an increase in our write off experience. Our general and administrative expenses as a percentage of revenues decreased by 3.0 percentage points to 13.1% for the year ended December 31, 2004, from 16.1% for the year ended December 31, 2003, as a significant portion of our general and administrative expenses do not vary with fluctuations in revenues.
      Other income, net. Other income, net increased by $0.3 million, or 69.6%, to $0.7 million for the year ended December 31, 2004, from $0.4 million for the year ended December 31, 2003. The increase was principally due to higher average cash and short-term investment balances throughout 2004, which was partially offset by lower interest rates.
      Income tax expense (benefit). We recognized a net tax benefit for the year ended December 31, 2004, of $8.2 million. The tax benefit recorded in 2004 included a non-recurring, non-cash tax benefit for the complete reversal of our valuation allowance on our net deferred tax assets of $12.9 million, offset by tax expense of $4.3 million on 2004 pretax earnings and $0.4 million relating to a change in our estimate of the income tax rates applied to our net deferred tax assets. During 2003, we had $0.1 million of income tax expense related to alternative minimum tax liabilities. No additional tax expense was recorded in 2003 as we were able to utilize net operating loss carryforwards that were fully reserved for in prior periods. We expect that our results of operations in future periods will include income tax expense, not benefit, and that our effective tax rate for 2005 will be in the range of 39% to 41%.

      Net income. Net income was $18.8 million for the year ended December 31, 2004, compared to net income of $4.4 million for the year ended December 31, 2003, an increase of $14.4 million, because of the factors discussed above.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
      Revenues. Our revenues for the year ended December 31, 2003, were $81.8 million, representing an increase of $32.2 million, or 65.0%, as compared to revenues of $49.6 million for the year ended December 31, 2002. This increase was primarily due to an increase in enrollments and in tuition rates in 2003 compared to 2002. We implemented an average tuition increase of approximately 5% in July 2003 for almost all our courses. These increases were partially offset by a slight decline in the number of courses taken per learner due to the introduction of our FirstCourse initiative, which encourages learners to only take one course in their first quarter with us.
      Instructional costs and services expenses. Our instructional costs and services expenses for the year ended December 31, 2003, were $43.1 million, representing an increase of $15.1 million, or 54.0%, as compared to instructional costs and services expenses of $28.0 million for the year ended December 31, 2002. This increase was primarily due to increases in instructional pay due to the increase in enrollments in 2003 compared to 2002, investments in the development of the bachelor’s programs that were subsequently launched in January 2004, investments to build infrastructure needed to support corporate alliance programs, and an increase in academic advising to support growth in our doctoral program. Our instructional costs and services expenses as a percentage of revenues decreased by 3.8 percentage points to 52.7% for the year ended December 31, 2003, as compared to 56.5% for the year ended December 31, 2002. This improvement in 2003 was driven by tuition increases, the centralization of academic services and slower growth of information technology and depreciation and amortization expenses relative to revenue growth.
      Selling and promotional expenses. Our selling and promotional expenses for the year ended December 31, 2003, were $21.4 million, representing an increase of $5.6 million, or 35.2%, as compared to selling and promotional expenses of $15.9 million for the year ended December 31, 2002. This increase was primarily attributable to increased recruitment personnel, increased marketing and advertising expenses to attract more learners to our programs and an incremental increase in advertising expenses and enrollment expenses to support the introduction of our four-year bachelor’s programs in January 2004. Selling and promotional expenses as a percentage of revenues decreased by 5.8 percentage points to 26.2% for the year ended December 31, 2003, as compared to 32.0% in the year ended December 31, 2002, primarily driven by improved efficiency of advertising and recruitment functions and tuition increases.
      General and administrative expenses. Our general and administrative expenses for the year ended December 31, 2003, were $13.1 million, representing an increase of $1.5 million, or 12.5%, as compared to general and administrative expenses of $11.7 million for the year ended December 31, 2002. This increase is primarily attributable to further investments in our corporate infrastructure consisting primarily of personnel and management to accommodate current and expected growth and additional compensation expense. This increase was partially offset by a decrease in bad debt expense, primarily attributable to a tightening of our credit policies during 2002. Our general and administrative expenses as a percentage of revenues decreased by 7.5 percentage points to 16.1% of revenues for the year ended December 31, 2003, from 23.6% for the year ended December 31, 2002, due to the fact that a significant portion of our general and administrative expenses does not vary with fluctuations in revenues and reduced bad debt expense.
      Other income, net. Other income, net increased $0.1 million, or 30.5%, to $0.4 million for the year ended December 31, 2003, from $0.3 million for the year ended December 31, 2002. The increase was principally due to a higher average cash and short-term investment balances throughout 2003, partially offset by lower interest rates.
      Income tax expense (benefit). We were able to utilize existing net operating loss carryforwards to offset all taxable income in 2003. As these net operating loss carryforwards were fully reserved for in prior periods, no income tax expense was recognized in 2003, except for $0.1 million of alternative minimum tax liabilities, which were paid during 2003.
      Net income (loss). Net income was $4.4 million for the year ended December 31, 2003, as compared to a net loss of $5.7 million for the year ended December 31, 2002, an increase of $10.1 million, because of the factors discussed above.

Quarterly Results and Seasonality
      The following tables set forth certain unaudited financial and operating data in each quarter during the years ended December 31, 2003 and 2004, and the first quarter of the year ending December 31, 2005. The unaudited information reflects all adjustments, which include only normal and recurring adjustments, necessary to present fairly the information shown.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(In thousands, except per share and
	enrollment data)
2003
Revenues	$17,936	$19,593	$20,747	$23,509
Operating income (loss)	1,432	2,554	(375)	459
Net income (loss)	1,525	2,659	(273)	482
Net income (loss) per common share:
Basic	$0.99	$1.68	$(0.16)	$0.27
Diluted	$0.14	$0.24	$(0.16)	$0.04
Enrollment	6,795	7,367	7,923	9,115

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(In thousands, except per share and
	enrollment data)
2004
Revenues	$26,488	$28,321	$28,040	$34,840
Operating income	1,383	1,773	2,147	4,562
Net income	1,466	1,892	2,310	13,117
Net income per common share:
Basic	$0.77	$0.95	$1.12	$6.31
Diluted	$0.13	$0.16	$0.20	$1.11
Enrollment	9,919	10,370	11,086	12,013

First Quarter

(In thousands, except
per share and
enrollment data)
2005
Revenues	$34,610
Operating income	4,145
Net income	2,704
Net income per common share:
Basic	$1.29
Diluted	$0.23
Enrollment	12,775
      Our revenues and operating results normally fluctuate as a result of seasonal variations in our business, principally due to changes in enrollment. Learner population varies as a result of new enrollments, graduations and learner attrition. While the number of enrollments has grown in each sequential quarter over these periods, the sequential quarterly increase in enrollments has been the greatest in the fourth quarter of each respective year, which corresponds with a traditional Fall school start. The larger relative increases in enrollments in the fourth quarter have resulted in larger sequential increases in revenue during the fourth quarter than in other quarters. A significant portion of our general and administrative expenses do not vary proportionately with fluctuations in revenues, resulting in larger relative increases in operating income in the fourth quarter relative to increases between other quarters. We expect quarterly fluctuations in operating results to continue as a result of seasonal enrollment patterns.
      In addition to our recurring seasonal patterns described above, our quarterly revenue may be impacted by the timing of our seminar tuition revenue resulting from week-long gatherings of our doctoral learners for in-depth, face-to-face instruction. We typically have three to six seminars per year. For example, revenue declined slightly from the second quarter of 2004 as compared to the third quarter of 2004 because two seminars totaling $2.7 million in revenue occurred in the second quarter of 2004 and no seminars occurred in the third quarter of 2004. Additionally, our revenues for the first quarter of 2005 were lower than our revenues for the fourth quarter of 2004, partially due to a decrease of approximately $1.0 million in seminar tuition revenue. Our quarterly operating results may fluctuate in the future based on the timing and number of our seminars.
      Our fourth quarter results in each of 2003 and 2004 were affected particularly by impairment charges and income tax expense (benefit). During the fourth quarter of 2003 and 2004, we recorded impairment charges of $0.4 and $1.0 million, respectively, related to previously capitalized software development costs for software projects that were abandoned. The fourth quarter of 2003 included tax expense of $0.1 million related to alternative minimum taxes, while the first three quarters in 2003 and in 2004 included zero tax expense primarily because we utilized net operating loss carryforwards that were fully reserved for in prior periods. Additionally, in the fourth quarter of 2004, in accordance with SFAS No. 109, the remaining valuation allowance applied to net deferred tax assets of $10.6 million was reversed, resulting in a corresponding favorable impact on net income. Our operating income (loss) and net income (loss) for the third and fourth quarters of 2003 were significantly below our results for the previous two quarters. In addition to the factors described above, our income for those periods as well as for the first and second quarter of 2004 were negatively impacted by our investment in strategic initiatives, including an accelerated development of our four-year undergraduate program, brand research and infrastructure investments to facilitate growth in marketing relationships.
Liquidity and Capital Resources

Liquidity
      We financed our operating activities and capital expenditures during the three months ended March 31, 2005 and the year ended December 31, 2004, through cash provided by operating activities. During the years ended December 31, 2002 and 2003, we financed our operating activities and capital expenditures through a combination of cash provided by operating activities and sales of equity to private investors. Our cash, cash equivalents and short-term investments were $41.2 million and $50.0 million at 2003 and 2004, respectively.
      In August 2004, we entered into an unsecured $10.0 million line of credit with Wells Fargo Bank. The line of credit has an expiration date of June 30, 2005. There have been no borrowings to date under this line of credit. Any borrowings would bear interest at a rate of either LIBOR plus 2.5% or the bank’s prime rate, at our discretion on the borrowing date.
      A majority of our revenues are derived from Title IV programs. Federal regulations dictate the timing of disbursements under Title IV programs. Learners must apply for new loans and grants each academic year, which starts July 1. Loan funds are generally provided by lenders in multiple disbursements for each academic year. The disbursements are usually received by the start of the second week of the term, except that borrowers in the first year of their bachelor’s program are subject to a 30-day delivery delay on the first disbursement. Certain types of grants and other funding are not subject to a 30-day delay and are delivered after enrollment has been verified. These factors, together with the timing of our learners beginning their programs, affect our operating cash flow.
      Based on our current level of operations and anticipated growth, we believe that our cash flow from operations and other sources of liquidity, including cash, cash equivalents and short-term investments, will provide adequate funds for ongoing operations and planned capital expenditures.

Operating Activities
      Net cash provided by operating activities during the three months ended March 31, 2005, was $7.5 million, an increase of $6.2 million from $1.2 million during the three months ended March 31, 2004. The increase was primarily due to a $1.2 million increase in net income, a $1.6 million increase in non-cash related expenses for deferred income taxes, a $1.8 million decrease in accounts receivable, and a $2.5 million increase in accrued liabilities, offset by a $1.0 million decrease in accounts payable due to the timing of vendor payments.
      Net cash provided by operating activities during the year ended December 31, 2004, was $17.5 million, an increase of $1.5 million, or 9.1%, from $16.0 million during the year ended December 31, 2003. The increase was primarily due to a $14.4 million increase in net income, a $3.3 million increase in non-cash related expenses for the provision for bad debts, depreciation and amortization, asset impairments, and equity related expense, and a $2.1 million increase in deferred revenue, partially offset by a $8.4 million increase in deferred tax assets primarily as a result of the non-cash reversal of the valuation allowance, a $5.6 million increase in accounts receivable and prepaid expenses and a $4.4 million decrease in accounts payable and accrued liabilities due to the timing of vendor payments.
      Net cash provided by operating activities during the year ended December 31, 2003, was $16.0 million, an increase of approximately $15.9 million, from $0.2 million during the year ended December 31, 2002. This increase was primarily due to a $10.1 million increase in net income in the 2003 period, a $1.9 million increase in accounts payable and a $5.3 million increase in accrued liabilities related to an increase in accrued salaries and related benefits, partially offset by a $1.8 million decrease in accounts receivable.

Investing Activities
      Our cash used in investing activities is primarily related to the purchase of property and equipment and short-term investment activity. Net cash used in investing activities was $3.7 million and $2.4 million for the three months ended March 31, 2005 and 2004, respectively. Net cash used in investing activities was $15.8 million, $26.7 million and $13.6 million for the years ended December 31, 2002, 2003 and 2004, respectively. Short-term investment activity consists of purchases and sales of auction rate securities. Net purchases of these securities were $2.0 million and $1.5 million during the three months ended March 31, 2005 and 2004, respectively. Net purchases of these securities were $12.0 million, $22.4 million and $4.7 million during the year ended December 31, 2002, 2003 and 2004, respectively. Our capital expenditures primarily result from the expansion of our existing corporate facilities, classroom technology and other systems and equipment that support our program offerings and our learner management and reporting system. Capital expenditures were $1.8 million and $0.9 million for the three months ended March 31, 2005 and 2004, respectively. Capital expenditures were $3.9 million, $4.3 million and $9.0 million for the year ended December 31, 2002, 2003 and 2004, respectively. The increase in 2004 was due to the investment in a new courseroom learning platform and furniture and fixtures in our new corporate headquarters. Capital expenditures are expected to continue to increase in the next several years as we invest in integrating most of our business systems with an enterprise resource planning system. We expect that once implemented, this integration of our systems and processes will reduce some of our instructional costs and services, selling and promotional and general and administrative expenses. We expect that our capital expenditures in 2005 will be approximately $13 million to $15 million. We expect to be able to fund these capital expenditures with cash generated from operations.
      We lease all of our facilities. We expect to make future payments on existing leases from cash generated from operations.

Financing Activities
      Net cash provided by financing activities for the three months ended March 31, 2004, was $0.2 million. Net cash used in financing activities for the three months ended March 31, 2005, was $0.1 million. The financing activities during these periods were primarily related to stock option exercises and payments on our capital lease obligations.
      Net cash provided by financing activities was $15.1 million, $7.4 million and $0.3 million, for the years ended December 31, 2002, 2003 and 2004, respectively. The financing activities during these periods were primarily related to private placements of our stock in 2002 and 2003 and stock option exercises in 2004.
      In February 2002, we entered into an agreement with investors pursuant to which we issued and sold 1,425,457 shares of our Class F redeemable convertible preferred stock, or Class F preferred stock, at a price per share of $11.71. We received proceeds, less offering costs of $1.3 million, totaling $15.4 million from this sale. In January 2003, we entered into another agreement with the purchasers of the Class F preferred stock as well as new investors, pursuant to which we issued 2,184,540 shares of our Class G redeemable convertible preferred stock, or Class G preferred stock. Of the 2,184,540 shares of Class G preferred stock issued, 1,501,088 shares were issued in exchange for all of the outstanding shares of Class F preferred stock. We received no proceeds from this exchange. We sold the remaining 683,452 shares of Class G preferred stock at a price per share of $11.12 and received proceeds, less offering costs of $0.4 million, totaling $7.2 million.
      We received proceeds from the exercise of stock options of $0.04 million, $0.8 million and $0.9 million in 2002, 2003 and 2004, respectively. We received proceeds from the exercise of stock options of $0.06 million during the three months ended March 31, 2005.
Contractual Obligations
      The following table sets forth, as of December 31, 2004, the aggregate amounts of our significant contractual obligations and commitments with definitive payment terms due in each of the periods presented:

	Payments Due by Period

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(In thousands)
Capital leases	$333	$325	$8	$—	$—
Operating leases(a)	12,065	1,617	4,247	4,337	1,864
Adjunct faculty obligations(b)	6,414	6,414	—	—	—

Total contractual obligations	$18,812	$8,356	$4,255	$4,337	$1,864

(a)	Minimum lease commitments for our headquarters and miscellaneous office equipment.

(b)	Consists of payment obligations to adjunct faculty as of December 31, 2004, based on existing contractual agreements with them.
Impact of Inflation
      We believe that inflation has not had a material impact on our results of operations for any of the years in the three year period ended December 31, 2004 or the three months ended March 31, 2005. We cannot assure you that future inflation will not have an adverse impact on our operating results and financial condition.

Quantitative and Qualitative Disclosures About Risk

Market Risk
      We have no derivative financial instruments or derivative commodity instruments. We believe that the risk related to short-term investments is limited due to the adherence to our investment policy that requires investments to have a minimum Standard & Poor’s rating of A (or equivalent), and limits investments in any one issuer to the greater of 10% of the short-term portfolio at the time of purchase or $2,500,000. All of our investments as of December 31, 2003 and 2004 and as of March 31, 2005, consisted of cash, cash equivalents, and short-term investments rated AA or higher, further limiting our credit and market risk related to investments.

Interest Rate Risk
      We manage interest rate risk by investing excess funds in cash equivalents and short-term investments bearing variable interest rates, which are tied to various market indices. Consequently, the fair value of our cash and cash equivalents would not be significantly impacted by either a 100 basis point increase or decrease in interest rates. However, a 100 basis point change in interest rates for 2004 would have changed our interest income from cash equivalents and short-term investments by approximately $0.5 million based on the average amount of our cash, cash equivalents and short-term investments during the year ended December 31, 2004.
Recent Accounting Pronouncements
      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments and specifies that some financing arrangements with characteristics of both liabilities and equity must be classified as liabilities. Among the requirements of SFAS No. 150 is that all “mandatorily redeemable” securities be classified as liabilities. SFAS No. 150 was effective for us beginning in 2004. None of our current classes of redeemable preferred stock is considered “mandatorily redeemable” as defined by SFAS No. 150 because these securities are also convertible into common stock and therefore are not required to be classified as liabilities. Our adoption of SFAS No. 150 did not have a material effect on our financial condition or results of operations.
      In December 2004, the FASB issued SFAS 123R. We are required to adopt SFAS 123R on January 1, 2006. The cumulative effect of adoption, if any, would be measured and recognized in the period of adoption. SFAS 123R addresses the accounting for transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25 and generally would require instead that such transactions be accounted for using a fair-value-based method. Companies are required to recognize an expense for compensation cost related to share-based payment arrangements, including stock options and employee stock purchase plans. We currently account for share-based payments to our employees using APB Opinion No. 25’s intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123R’s fair-value-based method will have a significant adverse impact on our results of operations, although it will have no impact on our overall cash position. We are currently evaluating option valuation methodologies and assumptions. The impact of adoption of SFAS 123R cannot be predicted with more specificity at this time because it will depend on the option methodology adopted, the assumptions utilized and the levels of share-based payments granted in the future. However, had we adopted SFAS 123R using the Black-Scholes option valuation model in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income (loss) and pro forma net income (loss) per share of common stock in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

BUSINESS
Overview
      We are an exclusively online post-secondary education services company. Through our wholly owned subsidiary, Capella University, we offer a variety of doctoral, master’s and bachelor’s programs in the following disciplines: business, organization and management; education; psychology; human services; and information technology. Our academic offerings combine rigorous curricula with the convenience and flexibility of an online learning format. We design our offerings to help working adult learners develop specific competencies that they can employ in their workplace. We believe that the rigor, relevance and convenience of our programs provide a quality educational experience for our learners. As of March 31, 2005, we offered more than 675 online courses and 13 academic programs with 68 specializations to more than 12,700 learners. Measured by enrollment, we are one of the largest exclusively online universities in the United States.
      Our end-of-period enrollments and our revenues have grown at compound annual growth rates of approximately 54% and 65%, respectively, from 2000 through 2004. In 2004, our end-of-period enrollment and revenues grew by approximately 32% and 44%, respectively, as compared to 2003. To date, our growth has resulted from a combination of: increased demand for our programs; expansion of our program and degree offerings; establishment of relationships with large corporate employers, the U.S. Armed Forces and other colleges and universities; and a growing acceptance of online education. We seek to achieve growth in a manner that assures continued improvement in educational quality and learner success while maintaining compliance with regulatory standards.
Our History
      We were founded in 1991 as a Minnesota corporation. In 1993, we established our wholly owned university subsidiary, The Graduate School of America, to offer doctoral and master’s degrees through distance learning programs in management, education, human services and interdisciplinary studies. In 1995, we launched our online format for delivery of our doctoral and master’s degree programs over the Internet. In 1997, our university subsidiary received accreditation from the North Central Association of Colleges and Schools (later renamed The Higher Learning Commission of the North Central Association). In 1998, we began the expansion of our original portfolio of academic programs by introducing doctoral and master’s degrees in psychology and a master of business administration degree. In 1999, to expand the reach of our brand in anticipation of moving into the bachelor’s degree market, we changed our name to Capella Education Company and the name of our university to Capella University. In 2000, we introduced our bachelor’s degree completion program in information technology, which provided instruction for the last two years of a four-year bachelor’s degree. In 2004, we believe we expanded our addressable market through the introduction of our four-year bachelor’s degree programs in business administration and information technology as well as the introduction of three master’s level specializations in education targeted at K-12 teachers.
Industry
      The U.S. market for post-secondary education is a large, growing market. Based on estimates by the U.S. Department of Education, National Center for Education Statistics, or NCES, revenue for post-secondary degree-granting educational institutions exceeded $260 billion in the 2000 – 2001 academic year. According to the NCES, the number of post-secondary students enrolled as of the Fall of 2001 was 15.9 million and is expected to grow to 17.4 million by 2009. We believe the forecasted growth in post-secondary enrollment is a result of a number of factors, including the expected increase in annual high school graduates from 2.9 million in 2001 to 3.3 million by 2009 (based on estimates by the NCES), the significant and measurable personal income premium that is attributable to post-secondary education and an increase in demand by employers for professional and skilled workers.

      According to the U.S. Department of Commerce, Bureau of the Census, as of March 2002, over 65% of adults (persons 25 years of age or older) did not possess a post-secondary degree. Of the 15.9 million post-secondary students enrolled as of the Fall of 2001, the NCES estimated that 6.0 million were adults, representing 38% of total enrollment. We expect that adults will continue to represent a large, growing segment of the post-secondary education market as they seek additional education to secure better jobs, or to remain competitive or advance in their current careers.
      According to Eduventures, an education consulting and research firm, many traditional, non-profit post-secondary education providers have been unable to meet the increasing demand for post-secondary education as a result of, among other factors, a lack of funding and physical constraints on their ability to admit additional students. Alternatively, many for-profit institutions have been designed to meet this growing demand and are becoming an increasingly popular alternative for working adults. We believe that the focus of for-profit institutions on education related to specific labor markets and on strong customer service has made them an increasingly popular alternative for working adults seeking additional education.
      According to Eduventures, the revenue growth rate in fully-online education exceeded the revenue growth rate in the for-profit segment of the post-secondary market from 2001 to 2003. We believe that the higher growth in demand for fully-online education is largely attributable to the flexibility and convenience that it offers to both working adults and traditional students. Additionally, in March 2004, Eduventures projected that the number of students enrolled in fully-online programs at Title IV eligible, degree-granting institutions would grow by approximately 30% in 2004 to reach approximately 915,000 as of December 31, 2004, and would grow to approximately 1,600,000 by December 31, 2007. Eduventures also projected that annual revenues generated from students enrolled in fully-online programs at Title IV eligible, degree-granting institutions would be $5.1 billion in 2004 and would increase to $10.4 billion in 2007.
Our Competitive Strengths
      We believe we have the following competitive strengths:
      Commitment to Academic Quality. We are committed to providing each of our learners with a high quality academic experience. Our commitment to academic quality is a tenet of our culture, and we believe that quality is an important consideration to learners as they evaluate institutions at which to pursue their education. Having originated as an institution exclusively focused on graduate degree education, we have historically promoted a rigorous educational experience. We have continued to apply this approach as we have expanded our graduate and undergraduate programs. Today, our commitment to academic quality is reflected in our curricula, faculty, learner support services and academic oversight process. The impact of this commitment is evident in the satisfaction of our learners both during their educational experience and following graduation.
      Exclusive Focus on Online Education. As opposed to converting a traditional, classroom-based educational offering to an online format, our academic programs have been designed solely for online delivery. Our curriculum design offers flexibility while promoting a high level of interaction with other learners and faculty members. Our faculty are specifically trained to deliver online education, and our learner support infrastructure was developed to meet the needs of online learners. As a result of our exclusive focus on online education, we believe we have developed educational programs that meet the needs of our learners in a convenient and effective manner.
      Academic Programs and Specializations Designed for Working Adults. We currently offer 13 academic programs with 68 specializations, each specifically designed to appeal to and meet the educational objectives of working adults. The diversity of our program portfolio allows us to target a significant portion of the adult learner population and provide offerings in several of the highest demand areas of study, such as business and education. Our specializations are designed to attract learners by providing depth within a program that is typically unavailable in an unspecialized program and by addressing specific competencies that learners can apply in their current workplace.

      Extensive Learner Support Services. We provide extensive learner support services, both online and telephonically, via teams assigned to serve as each learner’s primary point of contact. Our support services include: academic services, such as advising, writing and research services; administrative services, such as online class registration and transcript requests; library services, which are provided through an agreement with the Sheridan Libraries at Johns Hopkins University; and career counseling services. We believe our commitment to providing high quality, responsive and convenient learner support services promotes learner persistence, encourages course and degree completion and contributes to our high learner satisfaction.
      Experienced Management Team with Significant Business and Academic Expertise. Our management team possesses extensive experience in both business and academic management as well as public company experience, in many cases with organizations of much larger scale and operational diversity than our organization. Our management team is led by Stephen Shank, our Chairman and Chief Executive Officer, who founded our company in 1991, and who possesses over 12 years of experience serving as the Chief Executive Officer of a public company. Dr. Michael Offerman, who has 24 years of academic management experience, serves as President and Chief Executive Officer of Capella University and oversees all of our academic activities. We integrate our management through cross-functional teams to ensure that business objectives are met without sacrificing academic quality.
Our Operating Strategy
      We intend to pursue the following operating strategies:
      Invest in Strengthening the Capella Brand. We will continue to enhance our brand recognition as a quality, exclusively online university for working adults. We seek to appeal to prospective learners who aspire to obtain a rigorous post-secondary education, but for whom a traditional, classroom-based educational experience is impractical. Using sophisticated marketing strategies, we will continue to invest through a variety of advertising media, including the Internet, radio, print and direct mail, to strengthen our brand recognition among working adults. We believe increased brand recognition will contribute to continued enrollment growth in our existing and future program offerings.
      Continue to Focus on Learner Success. We are committed to helping our learners reach their educational and professional goals. This commitment guides the development of our curricula, the recruitment and training of our faculty and staff, and the design of our support services. For example, we offer FirstCourse, a required twelve-week orientation to our approach to online education, to assess each new learner’s academic readiness, which enables us to supplement or refine the course of study for each learner to address each learner’s needs. We will continue to look for opportunities to improve our learners’ educational experience and increase the likelihood of learners successfully completing degree programs. We believe our focus on learner success complements our brand strategy and will continue to enhance learner satisfaction, leading to higher levels of engagement, retention and referrals.
      Increase Marketing Investment and Enhance Recruiting Effectiveness. We have invested substantial resources in performing detailed market research that enables us to more effectively segment our target market and identify potential learners best suited for our educational experience. As a result, we believe we are capable of directing our marketing and recruiting expenditures towards segments of the market that are more likely to result in enrolling learners that are likely to complete their programs, and we intend to increase expenditures targeted at these segments. We also intend to continue to enhance the process by which we recruit potential applicants by providing intensive training to our recruiting personnel to ensure that each individual is capable of explaining our offerings to potential applicants as well as addressing their questions and concerns.
      Further Develop and Expand Our Program and Degree Offerings. We believe that substantial growth potential exists within each of the five disciplines that comprise our existing portfolio of academic programs and degree offerings. We will continue to develop our existing program offerings while selectively adding new programs and specializations in disciplines that we believe offer significant market potential and in which we believe we can deliver a high quality learning experience. In particular, we intend to emphasize growth in our master’s and bachelor’s degree offerings, and to focus on targeted specializations for which we believe there is significant demand. Examples include our recently launched master’s specializations in education targeted at K-12 teachers, bachelor’s degree in business and bachelor’s degree in information technology.
      Establish Additional Marketing Relationships. Both corporate and government employers often provide incentives to their employees, such as tuition reimbursement and potential advancement opportunities, to encourage them to pursue additional education. We currently have marketing relationships and tuition discount programs with approximately 80 corporations, various organizations and educational institutions of the U.S. Armed Forces and over 230 community colleges. Through these relationships and programs, we typically seek to recruit learners by enhancing Capella’s recognition among the individuals within each entity, in some cases through marketing efforts provided by the entity, as well as by offering tuition discounts to such individuals. Additionally, our relationships with educational institutions often allow learners to obtain credits towards a Capella University degree for certain courses they have taken at these institutions. We intend to increase enrollment from our existing market relationships and to increase the number of these relationships.
Capella University
      Capella University is a post-secondary educational institution accredited by The Higher Learning Commission of the North Central Association of Colleges and Schools, one of six regional institutional accrediting associations in the United States, and is authorized to grant degrees by the State of Minnesota.

Our Approach to Quality
      Some of the critical elements of our university that we believe promote a high level of academic quality include:

•	Curricula. We believe the academic rigor of our curricula is commensurate with that of many traditional colleges and universities. The particular competencies targeted in our academic programs are identified and validated through a variety of internal and external sources and reviews. Individual courses are structured to provide learners with an understanding of relevant theories and to teach learners how to apply these theories. We believe this approach of applied instruction helps our learners apply their education in their workplace and also helps them integrate workplace issues or projects into their academic studies.

•	Faculty. We select our faculty based on their academic achievement and teaching and practitioner experience. Our faculty members tend to be scholars as well as practitioners, and they bring relevant, practical experience from their professional careers into the courses they teach. Approximately 77% of our faculty members hold a doctoral degree in their respective fields. We invest in the professional development of our faculty members through training in online teaching techniques as well as events and discussions designed to foster sharing of best practices.

•	Learner Support. We establish teams comprised of both academic and administrative personnel that are assigned to serve as the primary support contact point for each of our learners throughout the duration of their studies. All of our support services, including academic, administrative, library and career counseling services are also accessible online, allowing users to access these services at a time and in a manner that is convenient to them.

•	Academic Oversight. Our academic management organization is structured to provide leadership and continuity across our academic offerings. In addition to regular reviews by accrediting bodies, our academic management team oversees periodic examinations of our curricula by internal and external reviewers. Internal reviews are performed by our assessment and institutional research team to assess academic content, delivery method and learning outcomes for each program. External reviews are performed by individuals with professional certifications in their fields to provide additional evaluation and verification of program quality and workplace applicability.

•	Accreditation. In addition to being accredited by The Higher Learning Commission of the North Central Association of Colleges and Schools, we also pursue specialized accreditation, where appropriate, such as our accreditation from the Council for the Accreditation of Counseling and Related Educational Programs (CACREP) for our mental health counseling specialization within our master’s in human services program. Our commitment to maintaining regional and specialized accreditation reflects our goal to provide our learners with an academic experience commensurate with that of traditional post-secondary educational institutions.
      In addition to these traditional components of academic quality, our approach to teaching and the online format of our programs offers several features that enrich the learning experience:

•	Low student to faculty ratio. Our courses average between 15 and 20 learners, providing each learner the opportunity to interact directly with our faculty and to receive individualized feedback and attention. We believe this adds to the academic quality of our programs by ensuring that each learner is encouraged to participate actively, thus enabling the instructor to better evaluate the learner’s understanding of course material.

•	Diverse learner population. Our online format allows us to focus on adult learners as well as to attract a diverse population of learners with a variety of professional backgrounds and life experiences. Additionally, our courses are designed to encourage our learners to incorporate workplace issues or projects into their studies, providing relevant context to many of the academic theories covered by our curricula.

•	Increased time for learning. While many campus-based students are required to spend time commuting, parking, or otherwise navigating a large campus, our online learning format enables our learners to focus their time on course assignments and discussions.

Curricula
      Our program offerings cover five disciplines: business, organization and management; education; psychology; human services; and information technology. Within these disciplines, we offer 13 academic programs with 68 specializations as follows:

Programs	Specializations

Business, Organization and Management
Doctor of Philosophy in	• Business General
Organization and Management	• Human Resource Management
• Information Technology Management
• Leadership

Master of Business	• Finance
Administration	• General Business Administration
• Marketing

Master of Science in	• Business General
Organization and Management	• Human Resource Management
• Information Technology Management
• Leadership

Bachelor of Science in	• Business Administration
Business Administration	• Finance
• Human Resource Management
• Management and Leadership
• Marketing

Education
Doctor of Philosophy in	• Instructional Design for
Education	Online Learning
• Leadership for Higher Education
• Leadership in Educational Administration
• Post-Secondary and Adult Education
• Professional Studies in Education
• Training and Performance Improvement

Master of Science in	• Enrollment Management
Education	• Instructional Design for Online Learning
• K-12 Advanced Classroom Instruction
• K-12 Curriculum and Instruction
• K-12 Leadership in Educational Administration
• K-12 Reading and Literacy
• Leadership for Higher Education
• Post-Secondary and Adult Education
• Professional Studies in Education
• Training and Performance Improvement

Programs	Specializations

Psychology
Doctor of Philosophy in	• Educational Psychology
Psychology	• Industrial/Organizational Psychology
• General Psychology

Doctor of Psychology	• Clinical Psychology
• Counseling Psychology

Master of Science in	• Clinical Psychology
Psychology	• Counseling Psychology
• Educational Psychology
• General Psychology
• Industrial/Organizational Psychology
• School Psychology
• Sport Psychology

Human Services
Doctor of Philosophy in	• Counseling Studies
Human Services	• Criminal Justice
• General Human Services
• Health Care Administration
• Management of Non-Profit Agencies
• Social and Community Services

Master of Science in Human	• Counseling Studies
Services	• Criminal Justice
• General Human Services
• Health Care Administration
• Management of Non-Profit Agencies
• Marital, Couple, and Family Counseling/Therapy
• Mental Health Counseling
• Social and Community Services

Information Technology
Master of Science in	• General Information
Information Technology	Technology
• Information Security
• Network Architecture and Design
• Project Management and Leadership
• System Design and Programming

Bachelor of Science in	• Graphics and Multimedia
Information Technology	• General Information Technology
• Network Technology
• Project Management
• Web Application Development
________________________________________________________________________________

     Courses are offered on a quarterly academic schedule, which generally coincides with the calendar quarters. We offer new learners the flexibility to begin our introductory FirstCourse on the first day of classes in any month. Learners then enroll in subsequent courses on a regular quarterly course schedule. Depending on the program, learners generally enroll in one to two courses per quarter. Each course has a designated start date, and the majority of our courses last for twelve weeks.
      To meet course requirements, learners typically need to access the online courseroom two to five times each week. However, there is no set class schedule, so learners can attend each class as it fits their weekly schedule. Learners are required to respond to questions posed by the instructor, as well as comments made by other learners. This provides for an interactive experience in which each learner is both encouraged and required to be actively engaged. Our online format provides a digital record of learner interactions for the course instructor to assess learners’ level of engagement and demonstration of required competencies.
      The only exception to our exclusively online format is for doctoral and certain master’s degree candidates pursuing professional licenses who participate in periodic in-residence colloquia (or seminars), supervised practicum and internships as a complement to their courses. The colloquia typically last one week and are required, on average, once per year for learners in applicable programs, while the supervised practicum and internships vary in length based on the program in which the learner is enrolled.
      We design our curricula by first defining competencies that each learner needs to develop at the course and program level. We consult with subject matter experts and professional associations in the relevant field of study to ensure that we are addressing the appropriate competencies. Our internal instructional designers then work with the subject matter experts to develop our online courses. Each learner is required to demonstrate the defined competencies through integrated projects at the completion of the applicable program. In select cases, we also work with faculty from other post-secondary educational institutions to develop our curricula. For example, we have entered into an agreement with Augsburg College under which faculty members of Augsburg College provide us with assistance in developing general education courses for the first two years of our bachelor’s programs.
      Each program is regularly subjected to program reviews by accrediting bodies, state regulatory authorities and external experts to assure relevance and attainment of specified outcomes.
      We also offer certificate programs, which consist of a series of courses focused on a particular area of study, for learners who seek to enhance their skills and knowledge. Online certificate courses can be taken as part of an undergraduate or graduate degree program or on a standalone basis. The duration of our certificate programs ranges from two quarters to approximately two years.
      We are in the process of phasing out our certificate offerings. There are currently 155 learners participating in our certificate programs. We anticipate that by December 31, 2007, we will no longer offer most of the certificate programs currently offered. However, we do intend to continue to offer, on a limited basis, selected certificate programs in education and psychology.

Faculty
      We seek to hire faculty who have teaching or practitioner experience in their particular discipline and who possess appropriate academic credentials. Approximately 77% of our faculty members have a doctoral degree from a regionally accredited institution. We provide significant training to new faculty members, including a seven-week online development program focused on effective online teaching methods and our online platform, prior to offering them a teaching assignment. In addition, we provide professional development and training for all faculty members on an ongoing basis. In order to evaluate the performance of our faculty members, we periodically monitor courseroom activity and conduct end of course evaluations to gather learner input on faculty effectiveness.
      Our faculty consists of full-time academic administrators, faculty chairs and core faculty as well as adjunct faculty. Our full-time academic administrators’ primary responsibilities are to monitor the quality and relevance of our curricula, to recruit and manage teaching faculty and to ensure that we maintain standards of accreditation. Our full-time faculty chairs supervise the faculty in their respective specializations. Our full-time core faculty teach courses in their assigned specializations and serve as mentors to, and on dissertation committees for, our doctoral learners. Our adjunct faculty typically teach one to three courses per quarter in their specializations. Of our 760 faculty members as of March 31, 2005, 114 were full-time employees and the remainder were adjunct faculty.
      In select cases, we have agreements with other post-secondary educational institutions to provide faculty for certain courses. For example, we have entered into an agreement with Augsburg College under which faculty members of Augsburg College teach general education courses in our bachelor’s programs. General education course credits comprise approximately 32% of the total credits required for our bachelor’s programs.

Learner Support Services
      The learner support services we provide include:

•	Academic Services. We provide learners with a variety of services designed to support their academic studies. These services include new learner orientation, technical support, academic advising, research services (particularly for doctoral degree candidates), writing services and other online tutoring. We also provide appropriate educational accommodations to learners with documented disabilities through our disability support services team.

•	Administrative Services. We provide learners with the ability to access a variety of administrative services both telephonically and via the Internet. For example, learners can register for classes, apply for financial aid, pay their tuition and access their transcripts online. We believe this online accessibility provides the convenience and self-service capabilities that our learners value.

•	Library Services. We provide learners with complete online access to the Capella University Library. Our library, provided through a contractual relationship with the Sheridan Libraries at Johns Hopkins University, supplies learners with full-text articles, electronic books, reference assistants and hard copy materials via inter-library loans.

•	Career Counseling Services. Our staff of professional career counselors use a variety of tools, including individualized phone, email and face-to-face communications, online newsletters, online seminars and conference calls to provide career planning services to learners and alumni. Our counselors also assist our recruitment staff with prospective learners’ selection of the Capella University program and specialization that best suits their professional aspirations.

      In the 2004 National Survey of Student Engagement, a nationwide survey of bachelor’s students, our learners reported significantly higher levels of satisfaction than levels typically reported by students at the other approximately 470 four-year colleges and universities participating in the survey. We believe our commitment to providing responsive, convenient and helpful learner support contributes to our high learner satisfaction. We intend to continue to monitor learner satisfaction and to evaluate and refine our learner support services as appropriate to meet learner needs.

Admissions
      Capella University’s admission process is designed to offer access to prospective learners who seek the benefits of a post-secondary education while providing realistic feedback to prospects regarding their ability to successfully complete their chosen program. For admitted learners, our screening process extends into FirstCourse, a required twelve-week orientation to our approach to online education that is designed to assess the new learner’s academic readiness, which enables us to supplement or refine the course of study for learners to address their specific needs.
      Learners enrolling in our bachelor’s programs must have a high school diploma or a GED and meet a minimum grade point average requirement, which varies depending on the amount of prior college credits they have earned. Learners enrolling in our graduate programs must have the requisite academic degree from an accredited institution and a minimum grade point average. In addition to our standard admission requirements, we require applicants to some of our graduate counseling programs to interview with, and be approved by, one or more faculty members.

Marketing and Learner Recruitment
      We engage in a range of marketing activities to build the Capella brand, raise levels of awareness with prospective learners and generate inquiries about enrollment. These marketing activities include Internet, radio, print and direct mail advertising campaigns, participation in seminars and trade shows, and development of marketing channels through our corporate, U.S. Armed Forces and educational relationships. We believe that online advertising currently generates our largest volume of prospective learners.
      Marketing. We have invested substantial resources in segmenting our potential learner population and developing a detailed understanding of the traits and characteristics that are most representative of learners who are best suited for our programs. We have also developed a structured framework for positioning our brand to prospective learners. As a result of these investments, we believe that we are well positioned to direct marketing expenditures towards segments of the population that, on average, are more likely to be interested in and benefit from our offerings.
      Marketing Relationships and Programs. Our corporate, U.S. Armed Forces and educational relationships and discount programs are developed and managed by our channel development teams. Our channel development teams work with representatives in the various organizations to help them understand the quality, impact and value that our academic programs can provide, both for the individuals in their organization and for the organization itself.

•	Corporate Relationships. We developed our corporate alliance program to offer education opportunities to employees of large companies. Pursuant to these arrangements, program participants make information about Capella University available to their employees. In return, we provide a tuition discount to participants’ employees and their immediate family members. Our corporate alliance program agreements are non-exclusive written agreements that generally have three year terms with automatic renewal provisions, but the parties may generally terminate the agreements at any time on 60 to 90 days prior notice. Through our corporate alliance programs, we presently have learners from approximately 80 corporations.

•	U.S. Armed Forces Relationships and Discount Program. We offer a discount on tuition to all members of the U.S. Armed Forces and immediate family members of active duty U.S. Armed Forces personnel. We also have arrangements with various educational institutions of the U.S. Armed Forces pursuant to which we have agreed to accept credits from certain military educational programs earned by learners who meet our transfer requirements, which they can apply toward a Capella degree. As part of these arrangements, several of these educational institutions make information about Capella University available to their members. In addition, we have arrangements with the Army National Guard, the U.S. Coast Guard Institute and several military bases pursuant to which these organizations make information about Capella University available to interested service members. Our arrangements with the various educational institutions, the Army National Guard and the U.S. Coast Guard Institute are non-exclusive written agreements with varying terms that may generally be terminated by either party upon 30 to 45 days prior notice. Our arrangements with military bases are established through informal relationships between us and the respective base. For the three months ended March 31, 2005, approximately 19% of our learners received a U.S. Armed Forces tuition discount.

•	Educational Relationships. We developed our educational alliance program to allow graduates of community colleges to transfer into our programs and to recruit community college faculty to attend our graduate programs. Pursuant to the arrangements between us and approximately 230 community colleges, we provide a tuition discount and an application fee waiver for community college students, alumni, faculty, administrators and staff in exchange for marketing opportunities within each community college. Our educational alliance agreements are non-exclusive written agreements that generally have a one year term which automatically renews in annual increments, but generally either party may terminate the agreement at any time upon 30 to 60 days prior notice.
      For the three months ended March 31, 2005, approximately 33% of our learners received a discount in connection with one of our marketing relationships or programs described above.
      Learner Recruitment. Once a prospective learner has indicated an interest in attending Capella University, our lead management system directs an enrollment director from our enrollment services team to follow up with the prospective learner, usually within 24 hours. The enrollment director is the primary contact for the prospective learner and the director’s goal is to help that individual understand our programs and assess whether there is a good match between our offerings and their interests and goals. The enrollment director also works with prospective learners to guide them through the financial aid and enrollment processes.

Enrollment
      We offer twelve different program start dates to new learners, occurring approximately once per month. As of the last day of classes in the three months ended March 31, 2005, our enrollment was 12,775 learners. Of the learners that responded to our demographic survey, approximately 61% were female and approximately 33% were minorities. Our learner population is geographically distributed throughout the United States.
      The following is a summary of our learners by degree level as of the last day of classes in the three months ended March 31, 2005:

	Enrollment

	Number
Degree Level	of Learners	% of Total

Doctoral	5,795	45.4%
Master’s	5,026	39.3
Bachelor’s	1,954	15.3

Total	12,775	100.0%

Tuition and Fees
      Our tuition rates vary by type and length of the programs and the degree level, such as doctoral, master’s or bachelor’s. For all master’s and bachelor’s programs and for selected doctoral programs, tuition is determined by the number of courses taken by each learner. For the 2004 – 2005 academic year (the academic year that began in July 2004), prices per course generally range from $1,350 to $1,825. The price of the course depends on the number of credit hours, the degree level of the program and the discipline. For the 2004 – 2005 academic year, the majority of doctoral programs are priced at a fixed quarterly amount of $3,750 per learner, regardless of the number of courses in which the learner is registered. Based on these prices, we estimate that full tuition is approximately $49,000 for a four-year bachelor’s program, ranges from approximately $16,000 to $26,000 for a master’s program, and ranges from approximately $48,000 to $67,000 for a doctoral program. These amounts and ranges assume no reductions for transfer credits. Many of our learners reduce their total program costs at Capella University by transferring credits earned at other institutions.
      Tuition increases ranged from 3% to 7% in the 2004 – 2005 academic year as compared to the prior academic year. Tuition increases have not historically been, and may not in the future be, consistent across our programs and specializations due to market conditions or changes in operating costs that have an impact on price adjustments of individual programs or specializations.

      A large portion of our learners rely on funds received under various government-sponsored student financial aid programs, predominantly Title IV programs, to pay a substantial portion of their tuition and other education-related expenses. In the years ended December 31, 2002, 2003 and 2004, approximately 51%, 61% and 64%, respectively, of our revenues (calculated on a cash basis) were attributable to funds derived from Title IV programs. In addition to Title IV funding, our learners receive financial aid from other governmental sources or finance their education through private financing institutions or with their own funds.

Technology
      Capella University provides learners and faculty members a secure web-based portal through which they can access courses and support services.
      Online courseroom. Our online courseroom provides the instructional content of the course, along with tools to facilitate course discussions, assessments, grading and submission of assignments. We are in the process of upgrading our courseroom platform to WebCT Vista to provide additional features and functionality, including more robust discussion, testing and grading capabilities. We expect to complete this upgrade by the end of 2005.
      Learner and faculty support. We rely on a combination of packaged and custom software to provide support services to our learners and faculty, including learner participation monitoring, course registration, transcript requests and financial aid applications. In addition, we offer our learners and faculty members online access to our library, which is provided through our web-based portal, under a contractual relationship with the Sheridan Libraries at Johns Hopkins University.
      Internal administration. We use several commercial software packages to perform internal administrative and operational functions. Our student information system manages learner academic data and accounts receivable information, and our document management system stores and sorts learner applications, academic records and marketing data. We also employ customer relationship management software to organize and process prospective learner information.
      Infrastructure. Our servers are located in a third party hosting facility and at our corporate headquarters. All of our servers are linked and we have redundant data backup. We currently use Microsoft-based software on HP server equipment. We plan to migrate our courseroom and learner and faculty support service applications to Sun Microsystems servers.
Employees and Adjunct Faculty
      As of March 31, 2005, we had a total of 739 faculty members, consisting of 110 full-time faculty and 629 part-time, adjunct faculty. Our adjunct faculty are engaged through independent contractor agreements.
      We engage our adjunct faculty on a course-by-course basis. Adjunct faculty are compensated a fixed amount per learner (which varies depending on course load and learner related activities), and a stipend to cover a portion of their preparation costs. In addition to teaching assignments, adjunct faculty may be asked to serve on learner committees, such as comprehensive examination and dissertation committee, or assist with course development. We have the right to cancel any teaching assignment due to low enrollment or to cancel sections to create proper class sizes. If a teaching assignment is canceled, we do not compensate the adjunct faculty member for the assignment. Our independent contractor agreements with adjunct faculty typically have a one-year term, but we are not required to engage them to teach any certain number of courses and have the right to terminate their services upon written notice at any time.
      As of March 31, 2005, we also employed 633 non-faculty staff in university services, academic advising and academic support, enrollment services, university administration, financial aid, information technology, human resources, corporate accounting and other administrative functions. None of our employees is a party to any collective bargaining or similar agreement with us. We consider our relationships with our employees to be good.

Competition
      The post-secondary education market is highly fragmented and competitive, with no private or public institution enjoying a significant market share. We compete primarily with public and private degree-granting regionally accredited colleges and universities. Many of these colleges and universities enroll working adults in addition to traditional 18 to 24 year-old students. In addition, many of those colleges and universities offer a variety of distance education initiatives.
      We believe that the competitive factors in the post-secondary education market include the following:

•	relevant, practical and accredited program offerings;

•	reputation of the college or university and marketability of the degree;

•	convenient, flexible and dependable access to programs and classes;

•	qualified and experienced faculty;

•	relative marketing and selling effectiveness;

•	level of learner support;

•	cost of the program; and

•	the time necessary to earn a degree.
Property
      Our corporate headquarters occupies approximately 150,000 square feet in Minneapolis, Minnesota, under a lease which expires in 2010. Renewal terms under this lease allow for us to extend the current lease for up to two additional five-year terms. We also lease approximately 91,500 square feet in a second facility in Minneapolis that houses our enrollment services and learner services functions. That lease expires in November 2005. We believe our existing facilities are adequate for current requirements and that additional space can be obtained on commercially reasonable terms to meet future requirements.
Intellectual Property
      Intellectual property is important to our business. We rely on a combination of copyrights, trademarks, service marks, trade secrets, domain names and agreements with third parties to protect our proprietary rights. In many instances, our course content is produced for us by faculty and other content experts under work-for-hire agreements pursuant to which we own the course content in return for a fixed development fee. In certain limited cases, we license course content from a third party on a royalty fee basis.
      We have trademark or service mark registrations and pending applications in the U.S. and select foreign jurisdictions for the words “CAPELLA,” “CAPELLA EDUCATION COMPANY,” and “CAPELLA UNIVERSITY” and distinctive logos, along with various other trademarks and service marks related to our specific offerings.
      We also own domain name rights to “www.capella.edu” and “www.capellauniversity.edu”, as well as other words and phrases important to our business.
Legal Proceedings
      From time to time, we are a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not at this time a party, as plaintiff or defendant, to any legal proceedings which, individually or in the aggregate, would be expected to have a material adverse effect on our business, financial condition or results of operation.

REGULATORY ENVIRONMENT
      Learners attending Capella University finance their education through a combination of individual resources, private loans, corporate reimbursement programs and federal financial aid programs. Capella University participates in the federal student financial aid programs authorized under Title IV. For the year ended December 31, 2004, approximately 64% of our revenues (calculated on a cash basis) were derived from Title IV programs. In connection with a learner’s receipt of federal financial aid, we are subject to extensive regulation by the Department of Education, state education agencies and our accrediting agency, The Higher Learning Commission. In particular, the Title IV programs, and the regulations issued thereunder by the Department of Education, subject us to significant regulatory scrutiny in the form of numerous standards that we must satisfy in order to participate in the federal student financial aid programs. To participate in Title IV programs, a school must be:

•	authorized to offer its programs of instruction by the applicable state educating agencies in the states in which it is physically located (in our case, Minnesota);

•	accredited by an accrediting agency recognized by the Secretary of the Department of Education; and

•	certified as an eligible institution by the Department of Education.
      Our business activities are planned and implemented to achieve compliance with the rules and regulations of the state, regional and federal agencies that regulate our activities. We have established regulatory compliance and management systems and processes under the oversight of our Chief Financial Officer and our General Counsel that are designed to meet the requirements of this regulatory environment.
Accreditation
      Capella University has been institutionally accredited since 1997 by The Higher Learning Commission, a regional accrediting agency recognized by the Secretary of the Department of Education. Accreditation is a non-governmental system for recognizing educational institutions and their programs for student performance, governance, integrity, educational quality, faculty, physical resources, administrative capability and resources, and financial stability. In the United States, this recognition comes primarily through private voluntary associations that accredit institutions and programs of higher education. To be recognized by the Secretary of the Department of Education, accrediting agencies must adopt specific standards for their review of educational institutions. These associations, or accrediting agencies, establish criteria for accreditation, conduct peer-review evaluations of institutions and professional programs for accreditation and publicly designate those institutions that meet their criteria. Accredited schools are subject to periodic review by accrediting agencies to determine whether such schools maintain the performance, integrity and quality required for accreditation.
      The Higher Learning Commission is the same accrediting agency that accredits such universities as Northwestern University, the University of Chicago, the University of Minnesota and other degree-granting public and private colleges and universities in its region (namely, the States of Arkansas, Arizona, Colorado, Iowa, Illinois, Indiana, Kansas, Michigan, Minnesota, Missouri, North Dakota, Nebraska, Ohio, Oklahoma, New Mexico, South Dakota, Wisconsin, West Virginia and Wyoming).
      Accreditation by The Higher Learning Commission is important to us. Colleges and universities depend, in part, on accreditation in evaluating transfers of credit and applications to graduate schools. Employers rely on the accredited status of institutions when evaluating a candidate’s credentials, and students and corporate and government sponsors under tuition reimbursement programs look to accreditation for assurance that an institution maintains quality educational standards. Moreover, institutional accreditation by an accrediting agency recognized by the Secretary of the Department of Education is necessary for eligibility to participate in Title IV programs.

State Education Licensure
      We are authorized to offer our programs by the Minnesota Higher Education Services Office, the regulatory agency governing the State of Minnesota, where Capella University is located. We are required by the Higher Education Act to maintain authorization from the Minnesota Higher Education Services Office in order to participate in Title IV programs.
      The increasing popularity and use of the Internet and other online services for the delivery of education has led and may lead to the adoption of new laws and regulatory practices in the United States or foreign countries and new interpretations of existing laws and regulations. These new laws and interpretations may relate to issues such as the requirement that online education institutions be licensed in one or more jurisdictions where they have no physical location or other presence. For instance, in some states, we are required to seek licensure or authorization because our recruiters meet with prospective students in the state. In other cases, the state educational agency has required licensure or authorization because we enroll students who reside in the state. New laws, regulations or interpretations related to doing business over the Internet could increase our cost of doing business and affect our ability to recruit students in particular states, which could, in turn, negatively affect enrollments and revenues and have a material adverse effect on our business.
      In addition to Minnesota, Capella University is licensed or authorized to operate or to offer degree programs in the following states: Alabama, Arizona, Arkansas, Colorado, Florida, Georgia, Illinois, Kentucky, Ohio, Virginia, Washington, West Virginia and Wisconsin. We are licensed or authorized in these states because we have determined that our activities in each state constitute a presence requiring licensure or authorization by the state educational agency. In some cases, the licensure or authorization is only for specific programs. In the majority of these states, Capella University has either determined that separate licensure or authorization for its certificate programs is not necessary, or has obtained such licensure or authorization. In four states (Florida, Georgia, Virginia and Wisconsin), Capella University is in the process of seeking either separate licensure or authorization for its certificate programs, or a waiver from such requirements, from the pertinent state educational agency. Because we enroll students from each of the 50 states, as well as the District of Columbia, and because we may undertake activities in other states that constitute a presence or otherwise subject us to the jurisdiction of the respective state educational agency, we may, from time to time, need to seek licensure or authorization in additional states.
      We are subject to extensive regulations by the states in which we are authorized or licensed to operate. State laws typically establish standards for instruction, qualifications of faculty, administrative procedures, marketing, recruiting, financial operations and other operational matters. State laws and regulations may limit our ability to offer educational programs and to award degrees. Some states may also prescribe financial regulations that are different from those of the Department of Education. We are required to post surety bonds in several states. If we fail to comply with state licensing requirements, we may lose our state licensure or authorizations. Although we believe that the only state authorization or licensure necessary for us to participate in Title IV programs is our authorization from the Minnesota Higher Education Services Office, loss of authorization or licensure in other states could prohibit our ability to recruit or enroll students in those states. Failure to comply with the requirements of the Minnesota Higher Education Services Office could result in Capella University losing its authorization from the Minnesota Higher Education Services Office, its eligibility to participate in Title IV programs or its ability to offer certain programs, any of which may force us to cease operations.
State Professional Licensure
      Many states have specific requirements that an individual must satisfy in order to be licensed as a professional in specified fields in that particular state. Students often seek to obtain professional licensure in their chosen fields following graduation. Their success in obtaining licensure typically depends on several factors, including the individual merits of the graduate, as well as the following, among other factors:

•	whether the institution and the program were approved by the state in which the graduate seeks licensure, or by a professional association;

•	whether the program from which the student graduated meets all state requirements for professional licensure; and

•	whether the institution is accredited.
Due to varying requirements for professional licensure in each state, Capella University’s catalog informs learners of the risks associated with obtaining professional licensure and more specifically that (1) Capella University makes no representation or guarantees that completion of any educational program ensures that the learner will be able to obtain individual professional licensure or certification, and (2) that learners are solely responsible for determining and complying with state, local, or professional licensure and certification requirements.
      When we learn that a state has refused to grant licensure to one of our graduates, we take one or more of the following actions. In certain instances, where we believe the state’s refusal to license one of our graduates may be incorrect, we assist learners by providing clarifying information to the state. In other cases, such as where a state will not license one of our learners because a Capella program is not accredited by a specific third party, we convey that information to prospective learners before they enroll in such program. In all cases, we semi-annually remind our learners that they need to communicate directly with the state in which they intend to seek licensure to fully understand the licensing requirements of that state.
Nature of Federal, State and Private Financial Support for Post-Secondary Education
      The federal government provides a substantial part of its support for post-secondary education through Title IV programs, in the form of grants and loans to students who can use those funds at any institution that has been certified as eligible by the Department of Education. Aid under Title IV programs is primarily awarded on the basis of financial need, generally defined as the difference between the cost of attending the institution and the amount a student can reasonably contribute to that cost. All recipients of Title IV program funds must maintain satisfactory academic progress and must also progress in a timely manner toward completion of their program of study. In addition, each school must ensure that Title IV program funds are properly accounted for and disbursed in the correct amounts to eligible learners.
      Capella University learners receive loans and grants to fund their education under the following Title IV programs: (1) the FFEL program and (2) the Federal Pell Grant, or Pell, program. In 2004, approximately 64% of our revenues (calculated on a cash basis) were derived from tuition financed under Title IV programs.

1) FFEL. Under the FFEL program, banks and other lending institutions make loans to learners. If a learner defaults on a loan, payment is guaranteed by a federally recognized guaranty agency, which is then reimbursed by the Department of Education. Students with financial need qualify for interest subsidies while in school and during grace periods. In 2004, we derived approximately 63% of our revenues (calculated on a cash basis) from the FFEL program.

2) Pell. Under the Pell program, the Department of Education makes grants to students who demonstrate financial need. In 2004, we derived approximately 1% of our revenues (calculated on a cash basis) from the Pell program.
      In addition to the programs stated above, eligible learners at Capella University may participate in several other financial aid programs or receive support from other governmental and private sources. Certain learners are eligible to receive funds from educational assistance programs administered by the U.S. Department of Veterans Affairs through the Minnesota Department of Veterans Affairs. In certain circumstances, we may assist learners in accessing alternative loan programs available to Capella University’s learners. Alternative loans are intended to cover the difference between what the learner receives from all financial aid sources and the full cost of the learner’s education. Learners can apply to a number of different lenders for this funding at current market interest rates. Finally, many Capella University learners finance their own education or receive full or partial tuition reimbursement from their employers.

Regulation of Federal Student Financial Aid Programs
      To be eligible to participate in Title IV programs, an institution must comply with specific standards and procedures set forth in the Higher Education Act and the regulations issued thereunder by the Department of Education. An institution must, among other things, be licensed or authorized to offer its educational programs by the state within which it is physically located (in our case, Minnesota) and maintain institutional accreditation by a recognized accrediting agency. Capella University is currently certified to participate in Title IV programs through December 31, 2008, provided that the Demonstration Program is continued to that date or that the 50% Rules are repealed.
      The substantial amount of federal funds disbursed through Title IV programs, the large number of students and institutions participating in these programs and instances of fraud and abuse by certain for-profit institutions have caused Congress to require the Department of Education to exercise considerable regulatory oversight over for-profit institutions of higher learning. Accrediting agencies and state education agencies also have responsibilities for overseeing compliance of institutions with Title IV program requirements. As a result, our institution is subject to extensive oversight and review. Because the Department of Education periodically revises its regulations and changes its interpretations of existing laws and regulations, we cannot predict with certainty how the Title IV program requirements will be applied in all circumstances.
      Significant factors relating to Title IV programs that could adversely affect us include the following:
      Congressional Action. Congress reauthorizes the Higher Education Act approximately every five to eight years. Congress most recently reauthorized the Higher Education Act in 1998, with authorization extended through September 30, 2004. Because reauthorization had not yet been completed in a timely manner, in 2004, Congress extended the current provisions of the Higher Education Act through September 30, 2005. Congress has begun review of the Higher Education Act for purposes of reauthorization and is currently expected to complete reauthorization in 2005 or 2006. We believe that this reauthorization will likely result in numerous changes to the Higher Education Act. At this time, we cannot predict with certainty what changes Congress will make. An elimination of certain Title IV programs, material changes in the requirements for participation in such programs, or the substitution of materially different programs could reduce the ability of certain learners to finance their education. If reauthorization is not completed by September 30, 2005, Congress is expected to enact legislation to extend Title IV programs as currently authorized under the Higher Education Act for up to one additional year.
      In addition, Congress reviews and determines appropriations for Title IV programs on an annual basis through the budget and appropriations process. Congress is currently considering taking measures to reduce the federal budget deficit and, as a result, may decrease funding for Title IV programs. A reduction in federal funding levels of such programs could reduce the ability of certain learners to finance their education. These changes, in turn, could lead to lower enrollments at Capella University or require Capella University to increase its reliance upon alternative sources of learner financial aid. Given the significant percentage of Capella University’s revenues that are derived indirectly from Title IV programs, the loss of or a significant reduction in Title IV program funds available to Capella University’s learners could reduce our enrollment and revenue and possibly have a material adverse effect on our business. In addition, the regulations applicable to Capella University have been subject to frequent revisions, many of which have increased the level of scrutiny to which for-profit post-secondary educational institutions are subjected and have raised applicable standards. If Capella University were not to continue to comply with such regulations, such non-compliance might impair its ability to participate in Title IV programs, offer programs or continue to operate. Certain of the regulations applicable to Capella University are described below.
      Distance Learning and the “50% Rules.” Capella University offers all of its existing degree programs via Internet-based telecommunications from Capella’s headquarters in Minneapolis, Minnesota. Capella University is approved by the Minnesota Higher Education Services Offices to operate and to offer degrees in Minnesota, the state in which Capella University’s administrative offices and facilities are located.

      The Higher Education Act generally excludes from Title IV programs institutions at which (1) more than 50% of the institution’s courses are offered via distance delivery methods, which includes online courses, or (2) 50% or more of the institution’s students are enrolled in courses delivered via correspondence methods, including online courses. A related student eligibility provision of the 50% Rules has the effect of restricting students enrolled in courses delivered via telecommunications (including online courses) from receiving Title IV financial aid for certificate programs if they attend an institution that offers more certificate programs than degree programs. Institutions whose eligible programs are predominantly (at least 50%) degree programs are subject to different and less restrictive limitations for distance education than institutions that predominantly offer short-term certificate programs. Under this less restrictive limitation for predominantly degree-offering institutions, an institution at which 50% or more of the institution’s students are enrolled in courses delivered via telecommunications (including online courses) can nonetheless be eligible for Title IV program participation provided that no more than 49% of its courses are offered online or through distance delivery methods. Similarly, students enrolled in courses delivered online at predominantly degree-offering institutions may receive Title IV financial aid for both degree programs and certificate programs of one year or longer. However, Capella University and its learners would not qualify for eligibility under the less restrictive limitation because it currently offers more certificate programs than degree programs, and because more than 49% of its courses are offered online. Because 100% of Capella University’s courses are online courses and 100% of its learners are enrolled in online courses, the 50% Rules and the related student eligibility component of the 50% Rules would, absent the Demonstration Program, preclude Capella University and its learners from participating in Title IV programs.
      As part of the 1998 amendments to the Higher Education Act, the Department of Education was authorized to waive specific statutory and regulatory requirements in order to assess the viability of online educational offerings. Under the Demonstration Program, institutions may seek waivers of certain regulatory provisions that inhibit the offering of distance education programs, including the 50% Rules and the related student eligibility component of the 50% Rules. Participation in the Demonstration Program includes regular submissions of data to the Department of Education. Capella University was selected for participation in the Demonstration Program in 1999, which allows Capella University to participate in the Title IV programs. The Department of Education may terminate our participation in the Demonstration Program at any time, for cause, including for failure to submit required reports in a timely manner. Before terminating our participation for cause, the Department of Education would provide us with an opportunity to demonstrate that such termination is not warranted. As of the date of this prospectus, there are 23 institutions, or consortia of institutions, participating in the Demonstration Program, and the Department of Education is prohibited by Congress from selecting more than 35 institutions or consortia of institutions for participation in the Demonstration Program. Capella University’s participation in the Demonstration Program, and the waiver of the 50% Rules and the related student eligibility component of the 50% Rules that applies to us, will cease on June 30, 2006, unless extended. Our participation has twice been extended for additional one-year periods by the Department of Education. Legislation is currently pending as part of the Higher Education Act reauthorization that, if passed, would eliminate the 50% Rules as they apply to online institutions, favorably amend the related student eligibility component of the 50% Rules, and extend the Demonstration Program. If Congress does not eliminate the 50% Rules by June 30, 2006, and if the Department of Education does not extend our participation in the Demonstration Program beyond June 30, 2006, we will cease to be eligible to participate in Title IV programs and our learners will be unable to receive Title IV funds.
      Administrative Capability. Department of Education regulations specify extensive criteria by which an institution must establish that it has the requisite “administrative capability” to participate in Title IV programs. Failure to satisfy any of the standards may lead the Department of Education to find the institution ineligible to participate in Title IV programs or to place the institution on provisional certification as a condition of its participation. To meet the administrative capability standards, an institution must, among other things:

•	comply with all applicable Title IV program regulations;

•	have capable and sufficient personnel to administer the federal student financial aid programs;

•	have acceptable methods of defining and measuring the satisfactory academic progress of its students;

•	not have cohort default debt rates above specified levels;

•	have various procedures in place for safeguarding federal funds;

•	not be, and not have any principal or affiliate who is, debarred or suspended from federal contracting or engaging in activity that is cause for debarment or suspension;

•	provide financial aid counseling to its students;

•	refer to the Office of Inspector General any credible information indicating that any applicant, student, employee or agent of the institution, has been engaged in any fraud or other illegal conduct involving Title IV programs;

•	submit in a timely manner all reports and financial statements required by the regulations; and

•	not otherwise appear to lack administrative capability.
      If an institution fails to satisfy any of these criteria or any other Department of Education regulation, the Department of Education may:

•	require the repayment of Title IV funds;

•	transfer the institution from the “advance” system of payment of Title IV funds to cash monitoring status or to the “reimbursement” system of payment;

•	place the institution on provisional certification status; or

•	commence a proceeding to impose a fine or to limit, suspend or terminate the participation of the institution in Title IV programs.
      If we are found not to have satisfied the Department of Education’s “administrative capability” requirements, we could lose, or be limited in our access to, Title IV program funding.
      Financial Responsibility. The Higher Education Act and Department of Education regulations establish extensive standards of financial responsibility that institutions such as Capella University must satisfy in order to participate in Title IV programs. These standards generally require that an institution provide the resources necessary to comply with Title IV program requirements and meet all of its financial obligations, including required refunds and any repayments to the Department of Education for liabilities incurred in programs administered by the Department of Education.
      The Department of Education evaluates institutions on an annual basis for compliance with specified financial responsibility standards utilizing a complex formula that uses line items from the institution’s audited financial statements. The standards focus on three financial ratios: (1) equity ratio (which measures the institution’s capital resources, financial viability and ability to borrow); (2) primary reserve ratio (which measures the institution’s ability to support current operations from expendable resources); and (3) net income ratio (which measures the institution’s ability to operate at a profit or within its means). An institution’s financial ratios must yield a composite score of at least 1.5 for the institution to be deemed financially responsible without the need for further federal oversight. We have applied the financial responsibility standards to our audited financial statements as of and for the year ended December 31, 2004, and calculated a composite score of 3.0, which is the maximum score attainable. We therefore believe that we meet the Department of Education’s financial responsibility standards. If the Department of Education were to determine that we did not meet the financial responsibility standards due to a failure to meet the composite score or other factors, we could establish financial responsibility on an alternative basis by, among other things:

•	posting a letter of credit in an amount equal to at least 50% of the total Title IV program funds received by the institution during the institution’s most recently completed fiscal year;

•	posting a letter of credit in an amount equal to at least 10% of such prior year’s Title IV program funds received by us, accepting provisional certification, complying with additional Department of Education monitoring requirements and agreeing to receive Title IV program funds under an arrangement other than the Department of Education’s standard advance funding arrangement; or

•	complying with additional Department of Education monitoring requirements and agreeing to receive Title IV program funds under an arrangement other than the Department of Education’s standard advance funding arrangement such as the “reimbursement” system of payment or cash monitoring.
      Failure to meet the Department of Education’s “financial responsibility” requirements, either because we do not meet the Department of Education’s minimum composite score to establish financial responsibility or are unable to establish financial responsibility on an alternative basis, would cause us to lose access to Title IV program funding.
      Title IV Return of Funds. Under the Department of Education’s return of funds regulations, an institution must first determine the amount of Title IV program funds that the student “earned.” If the student withdraws during the first 60% of any period of enrollment or payment period, the amount of Title IV program funds that the student earned is equal to a pro rata portion of the funds for which the learner would otherwise be eligible. If the student withdraws after the 60% threshold, then the student has earned 100% of the Title IV program funds. The institution must return to the appropriate Title IV programs, in a specified order, the lesser of (i) the unearned Title IV program funds and (ii) the institutional charges incurred by the student for the period multiplied by the percentage of unearned Title IV program funds. An institution must return the funds no later than 30 days after the date of the institution’s determination that a student withdrew. If such payments are not timely made, an institution may be subject to adverse action, including being required to submit a letter of credit equal to 25% of the refunds the institution should have made in its most recently completed year. Under Department of Education regulations, late returns of Title IV program funds for 5% or more of students sampled in the institution’s annual compliance audit constitutes material non-compliance. We believe that Capella University’s return of funds policy and practice is consistent, and materially complies, with the current Title IV return of funds regulations.
      The “90/10 Rule.” A requirement of the Higher Education Act, commonly referred to as the “90/10 Rule,” applies only to “proprietary institutions of higher education,” which includes Capella University. Under this rule, an institution loses its eligibility to participate in the Title IV programs, if, on a cash accounting basis, it derives more than 90% of its revenues for any fiscal year from Title IV program funds. Any institution that violates the rule becomes ineligible to participate in the Title IV programs as of the first day of the fiscal year following the fiscal year in which it exceeds 90%, and it is unable to apply to regain its eligibility until the next fiscal year. For the year ended December 31, 2004, we derived approximately 64% of our revenues (calculated on a cash basis) from Title IV program funds.
      Student Loan Defaults. Under the Higher Education Act, an educational institution may lose its eligibility to participate in some or all of the Title IV programs if defaults on the repayment of federally guaranteed student loans by its students exceed certain levels. For each federal fiscal year, a rate of student defaults (known as a “cohort default rate”) is calculated for each institution with 30 or more borrowers entering repayment in a given federal fiscal year by determining the rate at which borrowers who become subject to their repayment obligation in that federal fiscal year default by the end of the following federal fiscal year. For such institutions, the Department of Education calculates a single cohort default rate for each federal fiscal year that includes in the cohort all current or former student borrowers at the institution who entered repayment on any FFEL program loan during that year.

      If the Department of Education notifies an institution that its cohort default rates for each of the three most recent federal fiscal years, are 25% or greater, the institution’s participation in the FFEL program and Pell program ends 30 days after the notification, unless the institution appeals in a timely manner that determination on specified grounds and according to specified procedures. In addition, an institution’s participation in the FFEL program ends 30 days after notification that its most recent cohort default rate is greater than 40%, unless the institution timely appeals that determination on specified grounds and according to specified procedures. An institution whose participation ends under these provisions may not participate in the relevant programs for the remainder of the fiscal year in which the institution receives the notification, as well as for the next two fiscal years.
      If an institution’s cohort default rate equals or exceeds 25% in any single year, the institution may be placed on provisional certification status. Provisional certification does not limit an institution’s access to Title IV program funds; however, an institution with provisional status is subject to closer review by the Department of Education and may be subject to summary adverse action if it violates Title IV program requirements. Capella University’s cohort default rates on FFEL program loans for the 2000, 2001 and 2002 federal fiscal years, the three most recent years for which final information is available, were 0%, 0.5% and 2.8%, respectively. The average cohort default rates for four-year degree-granting proprietary institutions nationally were 8.0%, 7.4% and 7.3% in fiscal years 2000, 2001 and 2002, respectively. Capella University’s preliminary default rate on FFEL program loans for the 2003 federal fiscal year was 1.8%. Preliminary default rates for other four-year degree-granting proprietary institutions for the 2003 federal fiscal year are not available to Capella. However, the Department of Education is expected to issue default rates for us and other four-year degree-granting proprietary institutions in the Fall of 2005. If our default rate exceeds 40%, we may lose our eligibility to participate in some or all Title IV programs.
      Incentive Compensation Rules. As a part of an institution’s program participation agreement with the Department of Education and in accordance with the Higher Education Act, the institution may not provide any commission, bonus or other incentive payment to any person or entity engaged in any student recruitment, admissions or financial aid awarding activity based directly or indirectly on success in securing enrollments or financial aid. Certain Department of Education regulations clarify the incentive payment rule. The regulations set forth 12 “safe harbors,” which describe payments or arrangements that do not violate the incentive payment rule. Failure to comply with the incentive compensation rules could result in loss of eligibility to participate in federal student financial aid programs or financial penalties. Although there can be no assurance that the Department of Education would not find deficiencies in Capella University’s present or former employee compensation and third-party contractual arrangements, we believe that our employee compensation and third-party contractual arrangements comply with the incentive compensation provisions of the Higher Education Act and Department of Education regulations thereunder.
      Compliance Reviews. We are subject to announced and unannounced compliance reviews and audits by various external agencies, including the Department of Education, its Office of Inspector General, state licensing agencies, agencies that guarantee FFEL loans, the Department of Veterans Affairs and accrediting agencies. The Higher Education Act and Department of Education regulations also require an institution to submit annually a compliance audit of its administration of Title IV programs conducted by an independent certified public accountant in accordance with Government Auditing Standards and applicable audit guides of the Department of Education’s Office of Inspector General. In addition, to enable the Secretary of Education to make a determination of financial responsibility, an institution must submit annually audited financial statements prepared in accordance with Department of Education regulations.
      Potential Effect of Regulatory Violations. If Capella University fails to comply with the regulatory standards governing Title IV programs, the Department of Education could impose one or more sanctions, including transferring Capella University to the reimbursement or cash monitoring system of payment, seeking to require repayment of certain Title IV program funds, requiring Capella University to post a letter of credit in favor of the Department of Education as a condition for continued Title IV certification, taking emergency action against Capella University, referring the matter for criminal prosecution or initiating proceedings to impose a fine or to limit, condition, suspend or terminate the participation of

Capella University in Title IV programs. In addition, the agencies that guarantee FFEL loans for Capella University learners could initiate proceedings to limit, suspend or terminate Capella University’s eligibility to provide guaranteed student loans in the event of certain regulatory violations. Although there are no such pending proceedings or sanctions currently in force, and we do not believe any such sanctions or proceedings are presently contemplated, if such sanctions or proceedings were imposed against us and resulted in a substantial curtailment, or termination, of Capella University’s participation in Title IV programs, our enrollments, revenues and results of operations would be materially and adversely affected.
      If Capella University lost its eligibility to participate in Title IV programs, or if the amount of available federal student financial aid were reduced, we would seek to arrange or provide alternative sources of revenue or financial aid for learners. Although we believe that one or more private organizations would be willing to provide financial assistance to learners attending Capella University, there is no assurance that this would be the case, and the interest rate and other terms of such financial aid might not be as favorable as those for Title IV program funds. We may be required to guarantee all or part of such alternative assistance or might incur other additional costs in connection with securing alternative sources of financial aid. Accordingly, the loss of eligibility of Capella University to participate in Title IV programs, or a reduction in the amount of available federal student financial aid, would be expected to have a material adverse effect on our results of operations even if we could arrange or provide alternative sources of revenue or student financial aid.
      Capella University also may be subject, from time to time, to complaints and lawsuits relating to regulatory compliance brought not only by our regulatory agencies, but also by other government agencies and third parties, such as present or former learners or employees and other members of the public.
      Restrictions on Adding Educational Programs. State requirements and accrediting agency standards may, in certain instances, limit our ability to establish additional programs. Many states require approval before institutions can add new programs under specified conditions. The Higher Learning Commission, the Minnesota Higher Education Services Office, and other state educational regulatory agencies that license or authorize us and our programs, require institutions to notify them in advance of implementing new programs, and upon notification may undertake a review of the institution’s licensure, authorization or accreditation.
      Generally, if an institution eligible to participate in Title IV programs adds an educational program after it has been designated as an eligible institution, the institution must apply to the Department of Education to have the additional program designated as eligible. However, a degree-granting institution is not obligated to obtain the Department of Education’s approval of additional programs that lead to an associate, bachelor’s, professional or graduate degree at the same degree level(s) previously approved by the Department of Education. Similarly, an institution is not required to obtain advance approval for new programs that both prepare learners for gainful employment in the same or related recognized occupation as an educational program that has previously been designated as an eligible program at that institution and meet certain minimum-length requirements. However, the Department of Education, as a condition of certification to participate in Title IV programs, can require prior approval of such programs or otherwise restrict the number of programs an institution may add. In the event that an institution that is required to obtain the Department of Education’s express approval for the addition of a new program fails to do so, and erroneously determines that the new educational program is eligible for Title IV program funds, the institution may be liable for repayment of Title IV program funds received by the institution or learners in connection with that program.
      Eligibility and Certification Procedures. Each institution must apply to the Department of Education for continued certification to participate in Title IV programs at least every six years, or when it undergoes a change of control, and an institution may come under the Department of Education’s review when it expands its activities in certain ways, such as opening an additional location or, in certain cases, when it modifies academic credentials that it offers. The Department of Education may place an institution on provisional certification status if it finds that the institution does not fully satisfy all of the eligibility and certification standards. The Department of Education may withdraw an institution’s provisional certification without advance notice if the Department of Education determines that the institution is not fulfilling all material requirements. In addition, the Department of Education may more closely review an institution that is provisionally certified if it applies for approval to open a new location, add an educational program, acquire another school or make any other significant change.
      During the period of provisional certification, the institution must comply with any additional conditions included in its program participation agreement. If the Department of Education determines that a provisionally certified institution is unable to meet its responsibilities under its program participation agreement, it may seek to revoke the institution’s certification to participate in Title IV programs with fewer due process protections for the institution than if it were fully certified. Students attending provisionally certified institutions remain eligible to receive Title IV program funds.
      School Acquisitions. When a company, partnership or any other entity or individual acquires a school that is eligible to participate in Title IV programs, that school undergoes a change of ownership resulting in a change of control as defined by the Department of Education. Upon such a change of control, a school’s eligibility to participate in Title IV programs is generally suspended until it has applied for recertification by the Department of Education as an eligible school under its new ownership, which requires that the school also re-establish its state authorization and accreditation. The Department of Education may temporarily and provisionally certify an institution seeking approval of a change of ownership under certain circumstances while the Department of Education reviews the institution’s application. The time required for the Department of Education to act on such an application may vary substantially. The Department of Education’s recertification of an institution following a change of control will be on a provisional basis.
      Change in Ownership Resulting in a Change of Control. In addition to school acquisitions, other types of transactions can also cause a change of control. The Department of Education, most state education agencies and our accrediting agency all have standards pertaining to the change of control of schools, but these standards are not uniform. Department of Education regulations describe some transactions that constitute a change of control, including the transfer of a controlling interest in the voting stock of an institution or the institution’s parent corporation. For a company that is privately held, but not closely held, which is our status prior to the consummation of this offering, Department of Education regulations provide that a change of ownership resulting in a change of control occurs if any person either acquires or ceases to hold at least 25% of the company’s total outstanding voting stock and that person gains or loses actual control of the corporation. With respect to a publicly traded corporation, which will be our status after the consummation of this offering, Department of Education regulations provide that a change of control occurs in one of two ways: (i) if there is an event that would obligate the corporation to file a Current Report on Form 8-K with the Securities and Exchange Commission disclosing a change of control or (ii) if the corporation has a shareholder that owns at least 25% of the total outstanding voting stock of the corporation and is the largest shareholder of the corporation, and that shareholder ceases to own at least 25% of such stock or ceases to be the largest shareholder. These standards are subject to interpretation by the Department of Education. A significant purchase or disposition of our voting stock could be determined by the Department of Education to be a change of control under this standard. Many states include the sale of a controlling interest of common stock in the definition of a change of control requiring approval. A change of control under the definition of one of these agencies would require us to seek approval of the change in ownership and control in order to maintain its accreditation, state authorization or licensure. The requirements to obtain such approval from the states and our accrediting commission vary widely. In some cases, approval of the change of ownership and control cannot be obtained until after the transaction has occurred.
      When a change of ownership resulting in a change of control occurs at a for-profit institution, the Department of Education applies a different set of financial tests to determine the financial responsibility of the institution in conjunction with its review and approval of the change of ownership. The institution is required to submit a same-day audited balance sheet reflecting the financial condition of the institution immediately following the change in ownership. The institution’s same-day balance sheet must demonstrate an acid test ratio of at least 1:1, which is calculated by adding cash and cash equivalents to current accounts receivable and dividing the sum by total current liabilities (and excluding all unsecured or uncollateralized related party receivables). In addition, the same-day balance sheet must demonstrate positive tangible net worth. If the institution does not satisfy these requirements, the Department of Education may condition its approval of the change of ownership on the institution’s agreeing to letters of credit, provisional certification, and/or additional monitoring requirements, as described in the above section on Financial Responsibility.
      We intend to submit a description of the offering to the Department of Education, the Higher Learning Commission and each of the state education agencies which currently licenses or authorizes us to offer degree programs, asking each agency to confirm our understanding that the offering will not be a change of control under its respective standards. If the offering were considered to be a change of control by the Department of Education, the Department of Education would not review or approve the offering until after it has occurred. Some state educational agencies also would not act to review or approve the offering on an advance basis. In addition, if the offering were viewed as a change of ownership by the Department of Education, any approval granted by the Department of Education would be subject to provisional certification. Our failure to obtain any required approval of the offering from the Department of Education, the Higher Learning Commission, or the Minnesota Higher Education Services Office, could result in the loss of our continued eligibility to participate in Title IV programs and materially and adversely affect our enrollments, revenues and results of operations.
      A change of control also could occur as a result of future transactions in which Capella Education Company or Capella University are involved. Some corporate reorganizations and some changes in the board of directors are examples of such transactions. Moreover, once we become a publicly traded company, the potential adverse effects of a change of control could influence future decisions by us and our shareholders regarding the sale, purchase, transfer, issuance or redemption of our stock. In addition, the adverse regulatory effect of a change of control also could discourage bids for your shares of common stock and could have an adverse effect on the market price of your shares.

MANAGEMENT
      Set forth below is certain information concerning our executive officers and directors:

Name	Age	Position

Stephen G. Shank	61	Chairman and Chief Executive Officer (Mr. Shank also serves as Chancellor of Capella University)
Michael J. Offerman	57	Senior Vice President (Mr. Offerman also serves as President, Chief Executive Officer, and as a director of Capella University)
Lois M. Martin	42	Senior Vice President and Chief Financial Officer
Paul A. Schroeder	45	Senior Vice President, Business Management (Mr. Schroeder also serves as a director of Capella University)
Elizabeth A. Nordin	49	Vice President of Operations
Heidi K. Thom	41	Senior Vice President of Marketing
Scott M. Henkel	50	Vice President and Chief Information Officer
Gregory W. Thom	48	Vice President, General Counsel, and Secretary
Elizabeth M. Rausch	52	Vice President, Human Resources
Tony J. Christianson	52	Director
Gordon A. Holmes	36	Director
S. Joshua Lewis	42	Director
Jody G. Miller	47	Director
James A. Mitchell	63	Director
David W. Smith	60	Director
Jeffrey W. Taylor	51	Director
Darrell R. Tukua	51	Director
Jon Q. Reynolds, Jr.	37	Director
      Stephen G. Shank founded our company in 1991 and has been serving as our Chairman and Chief Executive Officer since then. Mr. Shank also has been serving as Chancellor of Capella University since 2001, and as emeritus (non-voting) director of Capella University since 2003. Mr. Shank served as a member of the board of directors of Capella University from 1993 through 2003. From 1979 to 1991, Mr. Shank was Chairman and Chief Executive Officer of Tonka Corporation, an NYSE-listed manufacturer of toys and games. Mr. Shank is a member of the board of directors of Tennant Company, an NYSE-listed manufacturer of cleaning equipment. Mr. Shank earned a B.A. from the University of Iowa, an M.A. from the Fletcher School, a joint program of Tufts and Harvard Universities, and a J.D. from Harvard Law School.
      Dr. Michael J. Offerman joined our company in 2001 and has been serving as our Senior Vice President since then. Dr. Offerman also has been serving as President, Chief Executive Officer and director of Capella University since 2001. From 1994 to 2001, Dr. Offerman served as Dean of the Division of Continuing Education at the University of Wisconsin-Extension, the University of Wisconsin’s institution dedicated to the development and delivery of continuing education and online programs. Dr. Offerman also has served on a number of national boards, including the American Council on Education, the University Continuing Education Association, and the National Technology Advisory Board. Dr. Offerman earned a B.A. from the University of Iowa, an M.S. from the University of Wisconsin-Milwaukee and an Ed.D. from Northern Illinois University.

      Lois M. Martin joined our company in 2004 and has been serving as our Senior Vice President and Chief Financial Officer since then. From 2002 to 2004, Ms. Martin served at World Data Products as Executive Vice President and Chief Financial Officer, and in a number of executive positions, including Senior Vice President and Chief Financial Officer, at Deluxe Corporation from 1993 to 2001. Ms. Martin is a member the board of directors of ADC, Inc., a publicly held global supplier of network infrastructure. She was also a member of the boards of directors of Ensodex Corporation, a provider of enterprise integration products and services, in 2002, and eFunds Corporation, an NYSE-listed company offering integrated information, payment and technology solutions, in 2000. From 1996 to 2001, Ms. Martin also served as Secretary/ Treasurer for the Deluxe Corporation Foundation and the W.R. Hotchkiss Foundation, a provider of education and other grant funding to non-profit organizations. Ms. Martin began her career at Coopers and Lybrand (now PricewaterhouseCoopers LLP), where she earned her C.P.A. designation. Ms. Martin earned a B.A. from Augustana College.
      Paul A. Schroeder has been serving as Senior Vice President, Business Management of our company since 2004 and as a director of Capella University since 2003. From 2003 to 2004, Mr. Schroeder served as our Senior Vice President, Business Technology and from 2001 to 2003, Mr. Schroeder served as our Senior Vice President and Chief Financial Officer. From 1997 to 2001, Mr. Schroeder held various executive management positions, including Senior Vice President, General Manager and Chief Financial Officer, with Datacard Group, a privately held company providing hardware and software solutions to the financial card and government ID markets. From 1984 to 1997, Mr. Schroeder held a variety of financial management positions at NCR Corporation, an NYSE-listed technology systems and services company. Mr. Schroeder earned a B.A. from Haverford College and an M.B.A. from Northwestern University. He also completed additional graduate work at the University of Illinois.
      Elizabeth A. Nordin joined our company in 2004 and has been serving as Vice President of Operations of our company since 2005. From 2004 to 2005, Ms. Nordin served as our Vice President of Service Operations. From 2001 to 2004, Ms. Nordin served as Senior Vice President of Information Technology at Pearson, plc, a media company, Vice President and Chief Information Officer of Pearson Education, a business unit within Pearson, plc, and Vice President and Chief Information Officer at NCS Pearson, Inc., a subsidiary of Pearson Education. Prior to that, Ms. Nordin worked for 15 years in various senior information technology positions at Liberty Enterprises, a check printing and services company, and Honeywell, a manufacturing and service organization. Ms. Nordin earned a B.A. from Augsburg College.
      Heidi K. Thom has been serving as Senior Vice President of Marketing of our company since July 2004. From 2003 to July 2004, Ms. Thom served as our Vice President of Marketing. From 2000 to 2003, Ms. Thom served as Vice President of Business Development and Marketing Services at Land O’Lakes Inc., a national food and agricultural cooperative. From 1998 to 2000, Ms. Thom served as Category Vice President of Frozen Foods at The Pillsbury Company, a food manufacturing company. Ms. Thom earned a B.S. from Moorhead State University and an M.B.A. from the University of Minnesota’s Carlson School of Management.
      Scott M. Henkel joined our company in 2004 and has been serving as our Vice President and Chief Information Officer since then. From 1994 to 2003, Mr. Henkel served as Chief Information Officer and Vice President of Software Engineering at Datacard Group. Mr. Henkel earned a B.A. from Metropolitan State University and an M.B.A. in finance from the College of St. Thomas.
      Gregory W. Thom joined our company in 2003 and has been serving as Vice President, General Counsel, and Secretary since then. From 2002 to 2003, Mr. Thom served as Vice President, Global Sales and Distribution at Datacard Group. From 2000 to 2002, Mr. Thom served as Vice President, Government Solutions at Datacard Group. From 1994 to 2000, Mr. Thom served as Vice President, General Counsel and Secretary at Datacard Group. From 1991 to 1994, Mr. Thom was an attorney with Dorsey & Whitney LLP, a Minneapolis-based law firm. Mr. Thom earned a B.A. from Bethel College, an M.B.A. from the University of Connecticut and a J.D. from William Mitchell College of Law.
      Elizabeth M. Rausch joined our company in 1999 and has been serving as our Vice President, Human Resources since 2000. From 1999 to 2000, Ms. Rausch served as our Director, Human Resources. From

1985 to 1999, Ms. Rausch served as Director and Manager of Human Resources at Marigold Foods, Inc., a regional food and dairy processing organization. Ms. Rausch earned a B.A. from the University of Minnesota and a M.S. degree from Mankato State University.
      Tony J. Christianson has served as a director of our company since 1993. Mr. Christianson co-founded the Cherry Tree Companies, an investment management and investment banking firm, in 1980, and has been serving as its Managing General Partner since then. Mr. Christianson is a member of the boards of directors of three public companies: Fair Isaac Corporation, a financial services company; Peoples Educational Holdings, an educational publisher; and Transport Corp. of America, a long haul trucking company. He earned a B.A. from St. John’s University and an M.B.A. from the Harvard School of Business.
      Gordon A. Holmes has served as a director of our company since 2000. Since 2001, Mr. Holmes has been a General Partner of several limited partnerships affiliated with Forstmann Little & Co., an investment firm. From 1998 to 2001, Mr. Holmes was an Associate at Forstmann Little & Co. Mr. Holmes also serves as a member of the board of directors of Citadel Broadcasting Corporation, an NYSE-listed radio broadcasting company. Mr. Holmes earned a B.C.L. degree from University College, Dublin and an M.B.A. from Stanford University Graduate School of Business.
      S. Joshua Lewis has served as a director of our company since 2000. Since 2001, Mr. Lewis has been a Managing Partner of Salmon River Capital, a private equity/venture capital firm. He is also a Special Partner of Insight Venture Partners, a private equity/venture capital firm, and a Special Limited Partner of Stonewater Capital, a public equity investment firm. During 2000, he was a General Partner of Forstmann Little & Co., an investment firm. From 1997 to 1999, Mr. Lewis was a Managing Director of Warburg Pincus, a private equity/venture capital firm with which he was associated for over a decade. Mr. Lewis earned an A.B. from Princeton University and a D.Phil. from Oxford University.
      Jody G. Miller has served as a director of our company since 2003. She joined Maveron LLC, a Seattle-based venture capital firm, in 2000, and has served as a Venture Partner since that time. From 1995 to 1999, Ms. Miller held various positions at Americast, a digital video and interactive services partnership, including as Acting President and Chief Operating Officer, Executive Vice President, Senior Vice President for Operations and Consultant. From 1993 to 1995, Ms. Miller served in the White House as Special Assistant to the President with the Clinton Administration. Ms. Miller is a member of the board of directors of the National Campaign to Prevent Teenage Pregnancy, a not-for-profit program devoted to reducing teen pregnancy, and since May 2005, has been serving as a member of the board of directors of TRW Automotive Holdings Corp., an NYSE-listed global supplier of automotive components. From 2000 to 2004, Ms. Miller also served as member of the board of directors of Exide Technologies, an NYSE-listed battery manufacturing company. Ms. Miller earned a B.A. from the University of Michigan and a J.D. from the University of Virginia.
      James A. Mitchell has served as a director of our company since 1999. From 1993 to 1999, when he retired, Mr. Mitchell served as Executive Vice President of Marketing and Products of American Express Company, a diversified global financial services company. From 1984 to 1993, he served as Chairman, President and CEO of IDS Life, a life insurance company and a wholly owned subsidiary of American Express. From 1982 to 1984, he served as President of the reinsurance division at CIGNA Corp., an insurance company. Mr. Mitchell is Executive Fellow — Leadership at the Center for Ethical Business Cultures, a non-profit organization assisting business leaders in creating ethical and profitable cultures, and serves as a member of the board of directors of Great Plains Energy Incorporated, an NYSE-listed diversified public utility holding company. He earned a B.A. from Princeton University.
      David W. Smith has served as a director of our company since 1998. From 2000 to 2003, when he retired, Mr. Smith was the Chief Executive Officer of NCS Pearson, Inc. Mr. Smith is a member of the boards of directors of Plato Learning, Inc. and Scientific Learning Corporation, both of which are Nasdaq-listed companies. Mr. Smith earned a B.A. and an M.A. from Southern Illinois University, as well as an M.B.A. from the University of Iowa.

      Jeffrey W. Taylor has served as a director of our company since 2002. Since 2003, Mr. Taylor has been the President of Pearson, Inc., the U.S. holding company of Pearson plc. From 2000 to 2001, Mr. Taylor served as Vice President of Government Relations for Pearson, Inc. From 1994 to 2000, he served as Vice President and Chief Financial Officer of National Computer Systems, an education testing and software company. Mr. Taylor earned a B.S. in Accounting from Indiana State University.
      Darrell R. Tukua has served as a director of our company since 2004. From 1988 to 2003, when he retired, Mr. Tukua was a Partner with KPMG LLP, a public accounting firm he joined in 1976. Mr. Tukua is a member of the audit and budget committee of The MMIC Group, an insurance company, where he is also a board observer. In addition, in 2004 Mr. Tukua was elected an advisory board member of Gate City Bank, a retail and commercial bank, and in 2005 he became a member of the board of directors and audit and compensation committees of Gate City Bank. Mr. Tukua earned a B.S. in Accounting from the University of South Dakota.
      Jon Q. Reynolds, Jr. has served as a director of our company since 2005. Since 1999, Mr. Reynolds has been a General Partner at Technology Crossover Ventures, a venture capital firm he joined in 1997. Mr. Reynolds earned an A.B. degree in geography from Dartmouth College and an M.B.A. from Columbia Business School.
      Our board currently has three board observers: Tom Lister, an affiliate of the Forstmann Little entities; Frederick M. Wynn, Jr., an affiliate of the Putnam entities; and Jeffrey Horing, an affiliate of Insight-Salmon River LLC. None of Messrs. Lister, Wynn or Horing will have a contractual right to serve as a board observer upon the completion of this offering. Pursuant to a written action by our board of directors, Mr. Horing’s board observation position will terminate automatically upon the completion of this offering. Pursuant to the Class F preferred stock purchase agreement, Mr. Wynn’s board observation right will also terminate automatically upon the completion of this offering. Mr. Lister serves as a board observer at the discretion of our board, and we anticipate that our board will terminate Mr. Lister’s board observation position upon the completion of this offering. See “—Board Observation Rights; Inspection Rights” for a discussion of this agreement.
Board of Directors
      Our board of directors currently consists of ten members, with each director serving a one-year term. At each annual meeting, our shareholders elect our full board of directors. Directors may be removed at any time with or without cause by the affirmative vote of the holders of a majority of the voting power then entitled to vote. Mr. Christianson has expressed his intention to resign as a member of our board following this offering.
      After the offering, the governance committee of the board of directors will assist the board in identifying, recruiting and evaluating new director candidates to fill any vacancy or newly created directorship, whether for election by directors between meetings of shareholders or nomination for election by shareholders at an annual meeting of shareholders, including determining director selection criteria, initiating a director search process, screening and evaluating director candidates and making recommendations to the board. The board will then conduct such additional screening and evaluation as it deems appropriate.
Board Representation Agreement
      We entered into a third amended and restated co-sale and board representation agreement on January 22, 2003, with certain of our shareholders, which we refer to as the board representation agreement in this prospectus. Under the board representation agreement and giving effect to any rights that have been transferred under the agreement, each of the following persons, or groups of persons, currently has the right to designate one person for election to our board:

(1) Insight-Salmon River LLC, which has designated Mr. Lewis;

(2) Cherry Tree Ventures IV, which has designated Mr. Christianson;

(3) Forstmann VI, which has designated Mr. Holmes;

(4) Stephen Shank (so long as he is our Chief Executive Officer or the beneficial owner of not less than 5% of our outstanding capital stock), who has designated himself;

(5) The holders of 66 2/3% of our outstanding shares of Class G preferred stock, who at the date of this prospectus have not designated a director; and

(6) The directors designated under (1) to (5) above, by majority vote; these directors have designated Mr. Taylor.
      We and the shareholder parties have agreed to take all steps necessary to cause the nomination and election to our board of each person designated in accordance with the board representation agreement. The right to designate a director may be transferred by a shareholder party to a transferee so long as the shareholder party transfers at least 50% of the capital stock held by such shareholder as of January 22, 2003, to the transferee and the transferee assumes the shareholder party’s obligations under the agreement in writing.
      Under the board representation agreement, Joshua Lewis, Elizabeth Rausch, Michael Offerman, Paul Schroeder, David Smith, Russell Gullotti, Stephen J. Weiss, Piper Jaffray as custodian for Joseph Gaylord IRA and Stephen J. Weiss IRA, and The S. Joshua and Teresa D. Lewis Issue Trust also agreed to vote their shares of Class G preferred stock in the manner directed by Stephen Shank, our Chairman and Chief Executive Officer.
      After the Offering. Except for the director designation right of Forstmann VI, all director designation rights specified above will terminate upon the completion of this offering. The director designation right of Forstmann VI will terminate when the Forstmann Little entities collectively own less than 5% of our outstanding capital stock. The agreement to vote in the manner directed by Stephen Shank contained in the board representation agreement will also terminate upon the completion of this offering. We expect that all of our current board members, except for Mr. Christianson, will continue as board members immediately following this offering. Mr. Christianson has expressed his intention to resign as a member of our board following this offering.
Board Observation Rights; Inspection Rights
      Class G Preferred Stock Purchase Agreement. We entered into a Class G preferred stock purchase agreement on January 15, 2003. Pursuant to the agreement, the Maveron entities in this prospectus, are entitled to designate one representative to observe board and board committee meetings. Under the agreement, the Maveron entities also have the right to consult with and advise our management on significant business issues. The Maveron entities have not appointed an observer to our board.
      After the Offering. Pursuant to the terms of the Class G preferred stock purchase agreement, the board observation and consultation rights of the Maveron entities under the agreement terminate upon the completion of this offering.
      Class F Preferred Stock Purchase Agreement. We entered into a Class F preferred stock purchase agreement on January 31, 2002, as amended by an exchange agreement on January 22, 2003. Pursuant to the agreement, so long as an investor party holds more than 337,230 shares of Class G preferred stock, or shares of common stock acquired upon conversion of the Class G convertible preferred stock, such investor will have the right to designate one representative to observe board and board committee meetings. Currently, the Putnam entities, as a group, and each of Forstmann VII and Forstmann VIII, are entitled to designate one representative to observe board and board committee meetings. The Putnam entities do not have a board observation right if any of the Putnam entities has a board representation right pursuant to a separate agreement. Forstmann VII and Forstmann VIII do not have board observation rights if either Forstmann VII or Forstmann VIII has a board representation right pursuant to a separate agreement. The Putnam entities currently have a board observation right, and have appointed Frederick M. Wynn, Jr. as their designated board observer. Currently, the board observation rights of Forstmann VII and Forstmann VIII do not apply because Forstmann VII and Forstmann VIII do not collectively hold the requisite number of Class G preferred shares. Under the agreement, the Putnam entities and

Forstmann VII and Forstmann VIII entities also have the right to consult and advise management on our significant business issues, including, among other things, management’s proposed annual operating plans. Our management has no obligation to follow the advice of the Putnam entities and Forstmann VII and Forstmann VIII and we will not compensate any of the Putnam entities or Forstmann VII and Forstmann VIII for their advice under the agreement.
      After the Offering. Pursuant to the terms of the Class F preferred stock purchase agreement, the board observation and consultation rights of the Putnam entities under the agreement will terminate upon the completion of this offering. Currently, the board observation rights of Forstmann VII and Forstmann VIII do not apply because Forstmann VII and Forstmann VIII do not collectively hold the requisite amount of Class G preferred stock. Each of Forstmann VII and Forstmann VIII will retain the right to consult and advise management on our significant business issues, including management’s proposed annual operating plans, after the completion of this offering.
      Class E Preferred Stock Purchase Agreement. We entered into a Class E preferred stock purchase agreement on April 20, 2000. Pursuant to the agreement, so long as Forstmann VI holds any shares of Class E preferred stock, or shares of common stock acquired upon conversion of the Class E preferred stock, it will be entitled to designate one representative to observe our board and board committee meetings and to advise our management on significant business issues. The observation right will not apply if Forstmann VI already has a board representation right pursuant to a separate agreement. Currently, the board observation right of Forstmann VI does not apply because it has a board representation right under the board representation agreement.
      After the Offering. Currently, the board observation right of Forstmann VI does not apply because it has a board representation right under the board representation agreement. If, however, the Forstmann Little entities collectively own less than 5% of our outstanding capital stock, then the board representation right under the board representation agreement will terminate and the board observation right under the Class E preferred stock purchase agreement will be operative. See “— Board Representation Agreement” for a more detailed discussion of the board representation agreement. Forstmann VI will retain the right to consult and advise management on our significant business issues, including management’s proposed annual operating plans, after completion of this offering.
      Investor Rights Agreement. We entered into an investor rights agreement on April 20, 2000, as amended and restated on each of February 21, 2002 and January 22, 2003, with Forstmann VI, Maveron Equity Partners 2000, LP, TH Lee, Putnam Investment Trust, TCV V, L.P. and certain other investor parties. Pursuant to the agreement, so long as an investor party holds 337,230 or more shares of Class G preferred stock, or shares of common stock acquired upon conversion of the Class G preferred stock (or in the case of Forstmann VI, so long as it owns 5% or more of our outstanding capital stock), it will have the right to visit and inspect any of our properties, to inspect our books and records and to discuss our affairs, finances, and accounts with our officers, lawyers, and accountants, except with respect to trade secrets and similar confidential information, all to such reasonable extent and at such reasonable times as such investor may reasonably request. The investor party requesting such inspection will bear the expenses associated with such inspection. Each of the investor parties named above currently has the right to visit and inspect any of our properties.
      After the Offering. The investor parties to the investor rights agreement will retain their inspection rights after the completion of this offering.
Committees of Our Board of Directors
      Our board of directors directs the management of our business and affairs, as provided by Minnesota law, and conducts its business through meetings of the board of directors and four standing committees: the audit committee; the compensation committee; the governance committee; and the executive committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues. The composition of the board committees will comply, when required, with the applicable rules of The Nasdaq National Market and applicable law.

Our board of directors has adopted a written charter for each of the audit committee, the compensation committee, the governance committee and the executive committee. These charters will be available on our website following the completion of the offering.
      Audit Committee. Our audit committee consists of Messrs. Tukua (chair), Christianson, Holmes and Taylor. Our audit committee is directly responsible for, among other things, the appointment, compensation, retention and oversight of our independent registered public accounting firm. The oversight includes reviewing the plans and results of the audit engagement with the firm, approving any additional professional services provided by the firm and reviewing the independence of the firm. The committee also reviews the adequacy and effectiveness of the accounting and financial reporting controls with the firm and relevant financial management, and discusses any significant matters regarding internal control over financial reporting that come to its attention during the completion of the audit. We believe that each member of our audit committee (except Mr. Christianson) is “independent,” as defined under and required by the rules of The Nasdaq National Market and the federal securities laws. The board of directors has determined that each of Messrs. Tukua and Taylor qualifies as an “audit committee financial expert,” as defined under the rules of the federal securities laws.
      Compensation Committee. Our compensation committee consists of Messrs. Mitchell (chair), Lewis, Smith and Holmes. Our compensation committee is responsible for, among other things, recommending the compensation level of our Chief Executive Officer to the executive committee, determining the compensation levels and compensation types (including base salary, stock options, perquisites and severance) of the other members of our senior executive team and administering our stock option plans and other compensation programs. The compensation committee also recommends compensation levels for board members and approves new hire offer packages for our senior executive management. We believe that each member of our compensation committee is “independent,” as defined under and required by the rules of The Nasdaq National Market.
      Governance Committee. Our governance committee consists of Messrs. Smith (chair), Shank, Reynolds and Miller. Our governance committee is responsible for, among other things, assisting the board of directors in selecting new directors and committee members, evaluating the overall effectiveness of the board of directors, and reviewing developments in corporate governance compliance. We believe that each member of our governance committee (except Mr. Shank) is “independent,” as defined under and required by the rules of The Nasdaq National Market. Concurrently with the completion of this offering, Mr. Shank will resign as a member of the governance committee.
      Executive Committee. Our executive committee consists of Messrs. Smith (chair), Christianson, Holmes, Lewis, Mitchell, Taylor, Tukua and Reynolds and Ms. Miller. Our executive committee is responsible for, among other things, evaluating and determining the compensation of our Chief Executive Officer, setting the agenda for meetings of our board of directors, establishing procedures for our shareholders to communicate with our board of directors and reviewing and approving our management succession plan. We believe that each member of our executive committee is “independent,” as defined under and required by the rules of The Nasdaq National Market.
Compensation of Directors
      During 2004, the directors who were our employees or who had represented an entity that had a financial interest in us did not receive any compensation. The directors who were not our employees and who did not represent an entity that had a financial interest in us (except Mr. Tukua) received an option to purchase 2,500 shares of our common stock under the Capella Education Company 1999 Stock Option Plan. Mr. Tukua received an option to purchase 10,000 shares of our common stock upon joining our board in 2004. Mr. David W. Smith received an additional option to purchase 500 shares of our common stock in 2004 for serving as chair of the executive committee. All directors who were not our employees and who did not represent an entity that had a financial interest in us were reimbursed for all reasonable expenses incurred to attend board and board committee meetings.
      After consummation of this offering, we intend to pay our non-employee directors an annual cash retainer of $32,500 as fees related to their board and board committee services. Chairs for the governance committee and the compensation committee will be paid an additional annual cash retainer of $5,000 and the chair for the audit committee will be paid an additional cash retainer of $7,500. New non-employee directors will receive an option to purchase 10,000 shares of our common stock. Each non-employee director also will receive an annual stock option grant valued at $32,500. We will reimburse all directors for reasonable expenses incurred to attend our board or board committee meetings.
Compensation Committee Interlocks and Insider Participation
      During 2004, Messrs. Holmes, Lewis, Mitchell and Smith served as the members of our compensation committee. No executive officer serves, or in the past has served, as a member of the board of directors or compensation committee of any entity that has any of its executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation
Summary Compensation Table
      The table below sets forth summary information concerning the compensation awarded during fiscal 2004 to our Chief Executive Officer and our four most highly compensated executive officers, other than our Chief Executive Officer. The individuals listed below are referred to in this prospectus as our “named executive officers.”

				Long Term
				Compensation Awards
	Annual Compensation
				Securities Underlying	All Other
Name and Principal Position	Year	Salary	Bonus	Options (#)	Compensation(a)

Stephen G. Shank	2004	$375,740	$173,435	25,616	$6,150
Chairman and Chief Executive Officer
Michael J. Offerman(b)	2004	$250,470	$77,143	15,211	$6,150
Senior Vice President
Paul A. Schroeder	2004	$250,464	$77,022	15,211	$6,150
Senior Vice President, Business Management
Heidi K. Thom	2004	$235,756	$72,192	25,000	$6,150
Senior Vice President of Marketing
Scott M. Henkel	2004	$177,885	$49,715	35,000	$5,227
Vice President and Chief Information Officer

(a)	Represents the value of shares of our common stock contributed to the accounts of the named executives in the Employee Stock Ownership Plan.

(b)	Mr. Offerman also serves as President and Chief Executive Officer of Capella University.
Option Grants in Fiscal 2004
      The following table presents information concerning stock options granted during fiscal 2004 to our named executive officers.

						Potential Realizable
				Option Term		Value at Assumed
						Annual Rates of Stock
			Percent of Total			Price Appreciation for
	Number of Shares		Options Granted	Exercise or		Option Term(a)
	Underlying		to Employees	Base Price	Expiration
Name	Options Granted		in 2004	Per Share	Date	5% ($)	10% ($)

Stephen G. Shank	19,973	(b)	5%	$17.72	07/27/2014
	5,643	(c)	1%	$19.49	07/27/2009
Michael J. Offerman	15,211	(d)	4%	$17.72	07/27/2014
Paul A. Schroeder	15,211	(e)	4%	$17.72	07/27/2014
Heidi K. Thom	25,000	(f)	6%	$17.72	07/27/2014
Scott M. Henkel	35,000	(g)	8%	$15.13	05/11/2014

(a)	In accordance with the rules of the SEC, the amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually and do not reflect our estimates or projections of the future price of our common stock. These amounts represent assumed rates of appreciation in the value of our common stock from the initial public offering price, assuming an initial public offering price of $ per share. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock, the option holder’s continued employment through the option period, and the date on which the options are exercised.

(b)	The options were granted under our 1999 Stock Option Plan on July 28, 2004, and vest as to 25% of the shares on each of the first four anniversaries of the date of grant.

(c)	The options were granted under our 1999 Stock Option Plan on July 28, 2004, and vest as to 100% of the shares on July 28, 2008.

(d)	The options were granted under our 1999 Stock Option Plan on July 28, 2004, and vest as to 25% of the shares on each of the first four anniversaries of the date of grant.

(e)	The options were granted under our 1999 Stock Option Plan on July 28, 2004, and vest as to 25% of the shares on each of the first four anniversaries of the date of grant.

(f)	The options were granted under our 1999 Stock Option Plan on July 28, 2004, and vest as to 25% of the shares on each of the first four anniversaries of the date of grant.

(g)	The options were granted under our 1999 Stock Option Plan on May 12, 2004, and vest as to 25% of the shares on each of the first four anniversaries of January 20, 2004.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
      The following table presents information concerning the stock options exercised during the last fiscal year by each of our named executive officers and the fiscal year-end value of unexercised options held by each of our named executive officers as of December 31, 2004.

			Number of Shares
			Underlying Unexercised		Value of
			Options at		In-the-Money Options
			December 31, 2004		at December 31, 2004(a)
	Shares Acquired	Value
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Stephen G. Shank	—	—	98,544	79,471
Michael J. Offerman	—	—	61,296	49,101
Paul A. Schroeder	—	—	80,162	55,700
Heidi K. Thom	—	—	12,500	62,500
Scott M. Henkel	—	—	—	35,000

(a)	There was no public trading market for the common stock as of December 31, 2004. Accordingly, these values have been calculated in accordance with the rules of the Securities and Exchange Commission, on the basis of the initial public offering price per share of $ , less the applicable exercise price.
Employment Agreements

Michael J. Offerman, Ed.D.
      On April 17, 2001, we entered into a letter agreement with Michael Offerman, pursuant to which Dr. Offerman agreed to serve as our Senior Vice President and President and Chief Executive Officer of Capella University. This agreement was amended on November 10, 2003, at which time Dr. Offerman agreed to assume certain additional responsibilities related to these positions. Pursuant to the terms of the amended agreement, Dr. Offerman received, among other things, (1) an annual base salary of $240,000, (2) an annual incentive compensation award targeted at 40% of base salary, and (3) options to purchase 75,000 shares of our common stock at an exercise price of $14.25 per share, all of which have vested. Dr. Offerman is subject to a confidentiality and non-compete agreement. In the event that Dr. Offerman’s employment terminates involuntarily for any reason other than for cause, he will be entitled to certain severance benefits, including (1) 12 months’ severance pay if termination occurs in the first 12 months, (2) six months’ severance pay if termination occurs after the first year of employment and (3) outplacement assistance. If Dr. Offerman is unable to find employment due to the restrictions of the confidentiality and non-compete agreement, Dr. Offerman will be entitled to a monthly severance benefit equal to the lesser of 12 months or the time which it takes to secure suitable employment, provided that in no event will such severance entitlement be less than six months.

Scott M. Henkel
      On January 6, 2004, we entered into a letter agreement with Scott Henkel, pursuant to which Mr. Henkel agreed to serve as our Vice President and Chief Information Officer. Pursuant to the terms of the letter agreement, Mr. Henkel received, among other things, (1) an initial annual base salary of $185,000, (2) an annual incentive compensation award targeted at 35% of base salary, and (3) options to purchase 35,000 shares of our common stock at an exercise price of $15.13 per share, 8,750 shares of which have vested and 8,750 shares of which will vest on each of January 20, 2006, 2007 and 2008, subject to acceleration in certain situations. In the event that Mr. Henkel’s employment terminates, he may be eligible under the executive severance plan for severance benefits. Mr. Henkel is subject to a confidentiality, non-competition and inventions agreement.

Paul A. Schroeder
      On March 9, 2001, we entered into a letter agreement with Paul Schroeder, pursuant to which Mr. Schroeder agreed to serve as our Senior Vice President and Chief Financial Officer (Mr. Schroeder currently serves as our Senior Vice President, Business Management). Pursuant to the terms of the letter agreement, Mr. Schroeder received, among other things, (1) an initial annual base salary of $205,000, (2) a hiring bonus of $25,000, (3) an annual incentive compensation award targeted at 40% of base salary, and (4) options to purchase 100,000 shares of our common stock at an exercise price of $14.25 per share, all of which have vested. In the event that Mr. Schroeder’s employment terminates involuntarily for any reason other than for cause, he will receive a severance benefit consisting of six months’ base salary. Mr. Schroeder is subject to a confidentiality, non-competition and inventions agreement.

Heidi K. Thom
      On June 4, 2003, we entered into a letter agreement with Heidi Thom, pursuant to which Ms. Thom agreed to serve as our Vice President, Marketing (Ms. Thom currently serves as our Senior Vice President of Marketing). Pursuant to the terms of the letter agreement, Ms. Thom received, among other things, (1) an initial annual base salary of $210,000, (2) a hiring bonus of $35,000, (3) an annual incentive compensation award targeted at 40% of base salary, and (4) options to purchase 50,000 shares of our common stock at the exercise price of $11.92, 25,000 shares of which have vested and 12,500 shares of which will vest on each of June 30, 2006 and 2007, subject to acceleration in certain situations. In the event that Ms. Thom’s employment terminates, she may be eligible under the executive severance plan for severance benefits. Ms. Thom is subject to a confidentiality, non-competition and inventions agreement.
Employment-Related Arrangements
      Executive Severance Plan. In March 2003, we established the Capella Education Company Executive Severance Plan effective as of February 1, 2003, and as amended on May 11, 2005, referred to as the Executive Severance Plan, to provide severance pay and other benefits to eligible employees. To be eligible, the employees must (1) be designated in writing by our Chief Executive Officer, (2) have completed 90 days of service with us from the most recent date of hire, (3) have their employment terminated under certain circumstances and (4) execute a release. Currently, the participants include our Chief Executive Officer and Chairman of the Board of Directors, senior vice president level employees, vice president level employees and approximately 30 employees who report to the senior vice president and vice president level employees and who are classified as corporate director level employees.
      Participants who experience a qualifying severance event will be eligible to receive severance benefits, based on employee classification, including severance pay ranging from four to twelve months, outplacement assistance up to six to twelve months, and continuation coverage under certain employee benefit plans (subject to adjustment, alternative or previous severance benefits, and limitations on total severance awards). In lieu of the benefits provided under the Executive Severance Plan, we have provided specific severance benefits to certain of our executives under such executives’ employment agreements. The Executive Severance Plan provides that any employment agreement that specifically provides for the payment of severance benefits will remain in full force and effect.
      Our board of directors, Chief Executive Officer, or any other individual or committee to whom such authority has been delegated may amend or terminate the plan. The plan cannot be amended to reduce benefits or alter the plan’s terms, except as may be required by law, for a period of 24 months following a change in control, as defined in the plan. In addition, the plan provides that any amendment to the plan, or termination of the plan, adopted within six months prior to a change in control will become null and void upon the change in control and the plan will revert to its provisions in effect prior to the change in control. The plan will terminate immediately upon our filing for relief in bankruptcy or on such date as an order for relief in bankruptcy is entered against us.
      Capella Education Company Annual Incentive Plan for Management Employees — 2005. The Capella Education Company Annual Incentive Plan for Management Employees — 2005, referred to as the Bonus Plan, was recommended by the compensation committee and adopted by the board of directors in May 2005. The Bonus Plan sets forth the terms for cash incentive payments to our management-level employees based on our financial performance in 2005. Awards to our named executives under the Bonus Plan are in lieu of, and not in addition to, the incentive compensation target award amount included as part of their employment agreements. The compensation committee of our board of directors will administer the Bonus Plan and will have the power to determine which employees are eligible to participate and the incentive potential for each participant; however, the committee may delegate this authority to an executive officer with respect to incentive awards granted to employees who are not executive officers and the executive committee of our board of directors will administer our Chief Executive Officer’s incentive award. Under the Bonus Plan, each participant has a target incentive payment equal to a specified percentage of his or her base compensation. The compensation committee will set objectives, based on our financial plan, for (1) full-year revenue and profit and (2) revenue and profit in the second half of 2005, which includes our third and fourth quarters. Payment of 70% of the target incentive will be based on actual full-year revenue and profit as compared to the objective, with the possibility of earning up to 140% of the target incentive if our performance exceeds the objective and a prorated partial payment if the objective is partially achieved. Payment of 30% of the target incentive will be based on actual revenues and profit for the third and fourth quarters of 2005 as compared to the objective. As a result, the participant could earn a maximum incentive payment equal to 170% of his or her target incentive.
      In order to be eligible to receive a payment under the Bonus Plan, a participant generally must be employed on the payment date, which will be within two and a half months following our year-end, unless the participant is entitled to receive a payment under the Bonus Plan pursuant to the terms of our Executive Severance Plan. A participant who terminates employment due to disability or retirement will be entitled to receive a prorated incentive payment based on actual performance. Employees who are hired or promoted to a management-level position prior to October 1, 2005 will be entitled to a prorated incentive payment based on actual performance, and the compensation committee has discretion to award an incentive payment to an employee who is promoted after October 1, 2005. The compensation committee has the authority to amend or terminate the Bonus Plan, including modification of the financial targets to reflect any material changes in our business. No amendment or termination will affect the right of a participant to receive any incentive payment earned under the Bonus Plan for the portion of the year up to the amendment or termination.
Existing Stock, Stock Option Plans and Other Incentive Plans
      Stock Option Plans. We have adopted three stock plans: (1) the Capella Education Company 1999 Stock Option Plan; (2) the Learning Ventures International, Inc. 1993 Stock Option Plan; and (3) the Capella Education Company 2005 Stock Incentive Plan.

      Capella Education Company 2005 Stock Incentive Plan. The Capella Education Company 2005 Stock Incentive Plan, referred to as the 2005 Plan, was recommended by the compensation committee in May 2005 and adopted and approved by our board of directors and our shareholders in May 2005. The 2005 Plan authorizes the granting of stock-based awards to our officers, directors, employees, consultants and advisors. We have reserved an aggregate of 1,613,000 shares of common stock for issuance under the 2005 Plan. The compensation committee of our board of directors will administer the 2005 Plan and will have the power to determine when and to whom awards will be granted, determine the amount of each award and establish the terms and conditions of each award, including exercise price, vesting schedule and settlement terms. The types of awards that may be granted under the 2005 Plan include incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, performance units and other stock-based awards. Our board of directors may terminate, suspend or modify the 2005 Plan at any time; provided, however, that certain amendments require approval of our shareholders. Further, no action may be taken which adversely affects any rights under outstanding awards without the holder’s consent. No shares or rights to acquire shares have been issued under the 2005 Plan; however, in connection with this offering, we intend to issue options to purchase                      shares of our common stock at an exercise price per share equal to the price of shares sold in this offering.
      Capella Education Company 1999 Stock Option Plan. The Capella Education Company 1999 Stock Option Plan, referred to as the 1999 Plan, was adopted by the board of directors in December 1999 and approved by our shareholders in December 2000. We have reserved an aggregate of 1,650,000 shares of our common stock (subject to adjustments in the case of a merger, consolidation, reorganization, recapitalization, stock dividend, or other change in corporate structure) for issuance under the 1999 Plan to our employees, officers, directors, advisors, consultants, and any individual that we desire to induce to become an employee. The compensation committee of our board of directors administers the 1999 Plan and has the power to fix any terms and conditions for the grant or exercise of any award under the 1999 Plan. The types of awards that may be granted under the 1999 Plan include incentive stock options and non-qualified stock options. Each option will be governed by the terms of the option agreement and will expire 10 years after the date of the grant, or an earlier date in the case of a 10% shareholder or a terminated employee. Our board of directors may amend, suspend, or discontinue the 1999 Plan at any time; provided, however, that certain amendments require approval of our shareholders. Further, no action may be taken which adversely affects any rights under outstanding awards without the option holder’s consent.
      As of April 30, 2005, we had granted options to purchase a total of 1,438,609 shares of our common stock (excluding cancelled or expired options) under the 1999 Plan at exercise prices of $11.12 to $20.00 per share, of which options to purchase 1,390,954 shares are outstanding. Our board of directors approved a resolution in May 2005 to cease making additional grants under the 1999 Plan.
      Learning Ventures International, Inc. 1993 Stock Option Plan. The Learning Ventures International, Inc. 1993 Stock Option Plan, referred to as the 1993 Plan, was approved by our board of directors in February 1993 and by our shareholders on February 24, 1993. We have reserved an aggregate of 1,825,000 shares of common stock (subject to adjustments in the case of a merger, consolidation, reorganization, recapitalization, stock dividend, or other change in corporate structure) for issuance under the 1993 Plan to any employees, officers, directors, consultants, and independent contractors. The compensation committee of our board of directors administers the 1993 Plan and has the power to determine the terms of each option grant, including the exercise price, the recipient and the number of shares subject to each option. The compensation committee also may amend or modify the terms of an option and accelerate the time at which an option may be exercised. The types of awards that may be granted under the 1993 Plan include incentive stock options and non-qualified stock options. Each option will be governed by the terms of the option agreement, but an incentive stock option may not extend more than 10 years from the date of the grant and a non-qualified stock option may not extend more than 15 years from the date of the grant. Our board of directors may amend or discontinue the 1993 Plan at any time; provided, however, that certain amendments require approval of our shareholders. Further, no action may be taken which adversely affects any rights under outstanding awards without the option holder’s consent.
      As of April 30, 2005, we had granted options to purchase a total of 1,682,877 shares of our common stock (excluding cancelled or expired options) under the 1993 Plan at exercise prices of $1.00 to $15.65 per share, of which options to purchase 198,745 shares are outstanding. The 1993 Plan was terminated on February 23, 2003 and we cannot grant additional options under the 1993 Plan.
      Employee Stock Ownership Plan. In 1999, we adopted the Capella Education Company Employee Stock Ownership Plan, as amended, referred to as the ESOP, a qualified employee stock purchase plan under Section 401(a) of the Internal Revenue Code. The ESOP provides that we may contribute, at our discretion, common stock or cash for the benefit of our eligible employees. To be eligible to share in the ESOP contribution for a plan year, the employee must satisfy certain service requirements and be employed by us on December 31 of the plan year. An employee is also eligible to share in the ESOP contribution for a year in which he or she died, became disabled or retired, as defined by the ESOP in that year. During 2003, we contributed 47,782 shares to the plan, related to 2002 plan compensation. During 2004, we contributed 47,093 shares to the plan, related to 2003 plan compensation. Shares related to 2004 plan compensation will be contributed in 2005, within the time period required by the Internal Revenue Code. Participants become vested in their ESOP contributions after completing three years of service with us, except in the event of retirement, disability or death, in which case the participants’ shares become fully vested and nonforfeitable. Prior to termination, participants may receive distributions from the ESOP in accordance with statutory diversificatory requirements. Distributions from the ESOP are in shares of our common stock. Prior to the completion of this offering, we have certain obligations to repurchase, at fair market value determined by the annual independent valuation, shares from participants/beneficiaries. This obligation will no longer apply once our shares are publicly traded. We recognized $467,621, $541,439 and $1,130,799, of compensation expense, in the years ended 2002, 2003 and 2004, respectively, related to the ESOP contributions. The individual ESOP trustees are also our employees. The trustees hold the ESOP contributions and make distributions to participants or beneficiaries. The ESOP trust is invested primarily in shares of our common stock.
      Employee Stock Purchase Plan. The Capella Education Company Employee Stock Purchase Plan, referred to as the ESPP, was recommended by the compensation committee in May 2005 and adopted and approved by our board of directors and our shareholders in May 2005. We have reserved an aggregate of 450,000 shares of our common stock for issuance under the ESPP. The ESPP permits eligible employees to utilize up to 10% of their compensation to purchase our common stock at a price of no less than 85% of the fair market value per share of our common stock at the beginning or the end of the relevant offering period, whichever is less. The compensation committee of our board of directors will administer the ESPP. In order to avoid adverse accounting implications for the company, the compensation committee is presently considering the offering of stock under the ESPP at a price of 95% of the fair market value of our stock measured only at the end of the relevant offering period. The compensation committee is also considering imposing an annual $15,000 cap on the amount of funds that eligible employees may utilize to purchase shares under the plan. Our board of directors may amend or terminate the plan.
      401(k) Plan. We maintain the Capella Education Company Retirement Savings Plan, which was originally adopted in July 1994, and which is referred to as the 401(k) plan, a cash or deferred arrangement qualified under Section 401(a) of the Internal Revenue Code. The related 401(k) plan trust is not subject to tax under current tax law. Under the provisions of the 401(k) plan that are effective beginning in April 2005, a participant may defer a portion of his or her pre-tax salary, commissions and bonuses through payroll deductions, up to the statutorily prescribed annual limits. If a new employee does not make an election to defer, 4% of his or her compensation automatically will be deferred unless the employee elects otherwise. Participants age 50 and older by the end of the year may make additional “catch-up” contributions to the 401(k) plan, in accordance with statutory requirements. The percentage elected to be deferred by highly compensated participants (as defined by statute) may be required to be lower to satisfy Internal Revenue Code requirements. In April 2005, we implemented a matching contribution program based on employee contributions on a per pay period basis. The match equals 50% of the employee’s contributions on the first 4% of compensation. In addition, at the discretion of our board of directors, we may make discretionary profit-sharing contributions into our 401(k) plan for eligible employees. Any employer contributions will be subject to a five-year vesting schedule, except that any participant with three or more years of service on April 1, 2005, who was fully vested under the plan’s prior vesting schedule will also be fully vested in future contributions. No employer contributions were made prior to April 2005. The 401(k) plan’s trustee holds and invests the plan contributions at the participant’s direction. Although we have not expressed any intent to do so, we do have the right to discontinue, terminate or amend the 401(k) plan at any time, subject to the provisions of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974, as amended.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
      Since January 1, 2002, we have engaged in the following transactions with certain of our executive officers, directors, holders of more than 5% of our voting securities and their affiliates and immediate family members:
      Issuance of Class F Preferred Stock and Class G Preferred Stock. In February 2002, we entered into an agreement with investors pursuant to which we issued and sold 1,425,457 shares of our Class F preferred stock at a price per share of $11.71. In January 2003, the parties agreed to amend this agreement pursuant to which all of the shares of Class F preferred stock were exchanged for 1,501,088 shares of Class G preferred stock. In addition, concurrently with the exchange, we sold 683,452 shares of our Class G preferred stock at a price per share of $11.12.
      The following table summarizes sales by us of our Class F preferred stock and Class G preferred stock over the past three years to certain of our directors, executive officers, holders of more than 5% of our voting securities, and their affiliates and immediate family members in private placement financing transactions:

	Shares of	Shares of
	Class F	Class G
Investors(a)	Preferred Stock(b)	Preferred Stock(c)

Directors and executive officers:
Stephen G. Shank(d)	17,079.00	—
Michael J. Offerman(e)	4,270.00	—
Paul A. Schroeder(e)	6,405.00	—
Elizabeth M. Rausch(e)	4,270.00	—
David W. Smith(c)	—	8,992.00
S. Joshua Lewis(e)	42,699.00	—
Stephen J. Weiss and Piper Jaffray as custodian for Stephen J. Weiss IRA (f)	12,810.00	—
Russell A. Gullotti(g)	10,000.00	—
Piper Jaffray as custodian for Joseph C. Gaylord IRA(h)	4,270.00	—
5% shareholders:
Forstmann VII and VIII(i)	640,478.00	—
Maveron entities(c)(j)	—	674,460.20
Putnam entities(e)	640,478.00	—

(a)	See “Principal and Selling Shareholders” for additional information about ownership of shares held by these shareholders.

(b)	The Class F preferred stock was issued and sold on January 31, 2002, for an aggregate purchase price of $16,692,101.47. In January 2003, all shares of Class F preferred stock were exchanged for shares of Class G preferred stock pursuant to an exchange agreement. Each share of Class F preferred stock was exchanged for 1.053 shares of our Class G preferred stock. As a result, there are no shares of Class F preferred stock currently outstanding.

(c)	The Class G preferred stock was issued and sold on January 15, 2003, for an aggregate purchase price of $7,599,988.42. Each share of Class G preferred stock is convertible into one share of common stock, subject to adjustments. We expect that each share of Class G preferred stock will convert into a share of common stock upon the closing of this offering.

(d)	Mr. Shank originally acquired 17,985.17 shares of Class G preferred stock pursuant to the exchange agreement discussed in footnote (b) above and subsequently transferred 14,967 shares of Class G preferred stock to the entities affiliated with Technology Crossover Ventures and 3,018 shares of Class G preferred stock to the Maveron entities.

(e)	Messrs. Offerman, Schroeder and Lewis, Ms. Rausch, The S. Joshua and Teresa D. Lewis Issue Trust, and the Putnam entities obtained their Class G preferred stock pursuant to the exchange agreement discussed in footnote (b) above.

(f)	Stephen J. Weiss was an executive officer of Capella from 1998 to 2003.

(g)	Russell A. Gullotti was a director of Capella from 2001 to 2004.

(h)	Joseph C. Gaylord was an executive officer of Capella from 2003 to 2004.

(i)	Gordon A. Holmes, a director of the company, is a general partner of FLC XXXII Partnership, L.P. and FLC XXXIII Partnership, L.P., the general partners of Forstmann VII and Forstmann VIII. Forstmann VII and Forstmann VIII originally obtained 674,460.20 shares of Class G preferred stock pursuant to the exchange agreement described in footnote (b) above. Forstmann VII and Forstmann VIII subsequently transferred 369,023 shares of Class G preferred stock to the entities affiliated with Technology Crossover Ventures and 74,400 shares of Class G preferred stock to the Maveron entities.

(j)	Jody G. Miller, a director of the company, is a venture partner at Maveron LLC, an affiliate of the Maveron entities. The Maveron entities acquired 674,460.20 shares of Class G preferred stock pursuant to the Class G preferred issuance discussed in footnote (b) above and acquired an additional 77,418 shares of Class G preferred stock pursuant to a transfer of 3,018 shares of Class G preferred stock to the Maveron entities by Mr. Shank and a transfer of 74,400 shares of Class G preferred stock to the Maveron entities by Forstmann VII and Forstmann VIII.

      Board Representation Agreement. In January 2003, we entered into a board representation agreement in connection with the offering of our Class G preferred stock. Under this agreement, we and certain of our shareholders have agreed to take all necessary or desirable action (including voting of shares) to cause persons designated in accordance with the agreement to be elected to our board of directors. With the exception of Forstmann VI, these rights expire upon completion of this offering. The parties to this agreement include certain parties with relationships with Capella, including certain of our directors, executive officers and holders of more than 5% of our voting securities, and certain immediate family members of these related parties. The following is a list of the related parties who are parties to the agreement:

Directors:	Stephen Shank (Mr. Shank is also an executive officer of the company and beneficially holds more than 5% of our voting securities), David Smith and Joshua Lewis (Mr. Lewis also beneficially holds more than 5% of our voting securities)

Executive Officers:	Elizabeth Rausch, Michael Offerman and Paul Schroeder

5% Shareholders:	Cherry Tree Ventures IV, the Forstmann Little entities, the Maveron entities, the Putnam entities, the entities affiliated with Technology Crossover Ventures, as transferees of Forstmann VII and Forstmann VIII and Insight-Salmon River LLC, as transferee of NCS Pearson, Inc. (NCS Pearson)

Immediate Family Members of the Related Parties:	Judy Shank, Susan Shank, Mary Retzlaff and The S. Joshua and Teresa D. Lewis Issue Trust

      The board representation agreement is described in further detail under the heading “Management — Board Representation Agreement.”
      Investor Rights Agreement. In January 2003, we entered into a second amended and restated investor rights agreement in connection with the offering of our Class G preferred stock. Under this agreement, we have granted certain of our shareholders certain registration rights and inspection rights. The parties to this agreement include certain parties with relationships with Capella, including certain of our directors, executive officers and holders of more than 5% of our voting securities. The following is a list of the related parties who are parties to the agreement:

Directors:	Stephen Shank (Mr. Shank is also an executive officer of the company and beneficially holds more than 5% of our voting securities), David Smith and Joshua Lewis (Mr. Lewis also beneficially holds more than 5% of our voting securities)

Executive Officers:	Elizabeth Rausch, Michael Offerman and Paul Schroeder

5% Shareholders:	The Forstmann Little entities, the Maveron entities, the Putnam entities and the entities affiliated with Technology Crossover Ventures, as transferees of Forstmann VII and VIII and Stephen Shank.

      Certain of these registration and inspection rights will continue after the offering. The investor rights agreement is described in further detail under the heading “Management — Board Observation Rights; Inspection Rights” and “Description of Capital Stock — Registration and Other Rights.”
      Registration Rights Agreement. In January 2003, we entered into amendment no. 3 to a registration rights agreement in connection with the offering of our Class G preferred stock. Pursuant to the terms of this agreement, we granted registration rights to NCS Pearson to register all of the NCS Pearson’s shares of our Class D preferred stock. In November 2004, NCS Pearson transferred all of its shares of Class D preferred stock to Insight-Salmon River LLC pursuant to a share purchase agreement. Joshua Lewis, a director of our company, is an affiliate of Insight-Salmon River LLC, a holder of more than 5% of our voting securities. Pursuant to the share purchase agreement between NCS Pearson and Insight-Salmon River LLC, the registration rights under the registration rights agreement may be assigned to Insight-Salmon River LLC at such time as Insight-Salmon River LLC requests the transfer of the rights and the obligations under the registration rights agreement. The registration rights agreement is described in further detail under the heading “Description of Capital Stock — Registration and Other Rights.”
      Founder Stock Sales and Transfers. On February 11, 2005, Mr. Stephen G. Shank, our founder, Chairman and Chief Executive Officer, sold 14,967 shares of Class G preferred stock and 34,966 shares of Class B preferred stock to the entities affiliated with Technology Crossover Ventures in exchange for an aggregate purchase price of $998,660, or $20.00 per share, and 3,018 shares of Class G preferred stock and 7,049 shares of Class B preferred stock to the Maveron entities in exchange for an aggregate purchase price of $201,340, or $20.00 per share. In addition, since January 1, 2002, Mr. Shank has also transferred 322,397 shares of common stock and preferred stock to (i) his wife, Judy Shank, (ii) his daughter, Mary Shank Retzlaff, both in her individual capacity and as trustee of the Stephen Shank 2004 Grantor Retained Annuity Trust, and (iii) his daughter, Susan Shank, both in her individual capacity and as trustee of the Emma Jia Chen Retzlaff Trust.

PRINCIPAL AND SELLING SHAREHOLDERS
      The following table sets forth information regarding the beneficial ownership of our common stock as of April 30, 2005, and as adjusted to reflect the sale of common stock being offered in this offering, for:

•	each person, or group of affiliated persons, known to us to own beneficially 5% or more of our outstanding common stock,

•	each of our directors,

•	each of our named executive officers,

•	all of our directors and executive officers as a group, and

•	each selling shareholder.
      Footnote (a) below provides a brief explanation of what is meant by the term “beneficial ownership.” For the purpose of calculating the percentage of shares beneficially owned by any shareholder, the number of shares of common stock deemed outstanding “prior to offering” assumes the conversion of all outstanding shares of our Class A preferred stock, our Class B preferred stock, our Class D preferred stock, our Class E preferred stock, and our Class G preferred stock into an aggregate of 9,178,635 shares of our common stock and includes shares of common stock subject to options and warrants held by beneficial owners that are exercisable within 60 days of April 30, 2005.
      The number of shares of common stock outstanding “After Offering” includes an additional                      shares of common stock offered by us in the offering.
      The address for each named executive officer is 225 South 6th Street, 9th Floor, Minneapolis, Minnesota 55402.

				Shares
	Shares Beneficially			Beneficially			Shares Beneficially
	Owned Prior to the			Owned After			Owned After
	Offering(a)		Shares	Offering		Over-Allotment	Over-Allotment(b)
			Being			Shares Being
Name of Beneficial Owner	Shares	Percent	Offered	Shares	Percent	Offered(b)	Shares	Percent

Principal Shareholders
Forstmann Little entities(c)	1,106,546	9.8%
Cherry Tree Ventures IV, L.P.(d)	1,748,000	15.5%
Entities affiliated with Technology Crossover Ventures(e)	1,858,959	16.5%
Putnam entities(f)	674,459	6.0%
Maveron entities(g)	1,049,248	9.3%
Salmon River and Insight entities(h)	1,178,269	10.4%
Directors and Named Executive Officers
Stephen G. Shank(i)	2,392,223	21.0%
Michael J. Offerman(j)	84,542	*
Paul A. Schroeder(k)	111,906	1.0%
Heidi K. Thom(l)	25,000	*
Scott M. Henkel(m)	8,750	*
Tony J. Christianson(d)	1,748,000	15.5%
Gordon A. Holmes(n)	231,036	2.0%
S. Joshua Lewis(o)	1,216,740	10.8%
Jody G. Miller	—	—
James A. Mitchell(p)	54,775	*
David W. Smith(q)	14,492	*
Jeffrey W. Taylor	—	—
Darrell R. Tukua(r)	5,000	*
Jon Q. Reynolds, Jr.(e)	1,858,959	16.5%
All directors and executive officers as a group (18 persons)	7,788,362	66.7%
Selling Shareholders

*	Less than 1%

(a)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities and includes shares of common stock issuable pursuant to the exercise of stock options that are immediately exercisable or exercisable within 60 days. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Percentage ownership calculations prior to the offering, after the offering, and after over-allotment are based on 11,284,312 shares, shares and shares, respectively, of common stock outstanding.

(b)	Amounts presented assume that the over-allotment option is exercised in full.

(c)	Consists of (1) 875,510 shares of common stock issuable upon conversion of preferred stock owned by Forstmann VI; (2) 144,397 shares of common stock issuable upon conversion of preferred stock owned by Forstmann VII; and (3) 86,639 shares of common stock issuable upon conversion of preferred stock owned by Forstmann VIII. Each of Forstmann VI, Forstmann VII and Forstmann VIII disclaims beneficial ownership of shares owned by the other entities. The general partner of Forstmann VI and Forstmann VII is FLC XXXII Partnership, L.P. (FLC XXXII) and the general partner of Forstmann VIII is FLC XXXIII Partnership, L.P. (FLC XXXIII). The general partners of FLC XXXII and FLC XXXIII are Theodore J. Forstmann, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls, Gordon A. Holmes, a director of the company, and T. Geoffrey McKay. Accordingly, each of the individuals named above, other than Messrs. Holmes and McKay for the reasons described below, may be deemed the beneficial owner of shares owned by

Forstmann VI, Forstmann VII and Forstmann VIII. Messrs. Holmes and McKay do not have any voting or investment power with respect to, or any economic interest in, the shares of our common stock held by Forstmann VI and, accordingly, neither Mr. Holmes nor Mr. McKay is deemed to be a beneficial owner of these shares. In addition, Mr. McKay does not have any voting or investment power with respect to, or any economic interest in, the shares of our common stock held by Forstmann VII or Forstmann VIII and, accordingly, Mr. McKay is not deemed to be a beneficial owner of these shares. The address of Forstmann VI, Forstmann VII and Forstmann VIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, New York 10153.

(d)	Consists of 50,000 shares of common stock and 1,698,000 shares of common stock issuable upon conversion of preferred stock owned by Cherry Tree Ventures IV, L.P. The general partner of Cherry Tree Ventures IV, L.P. is CTV Partners IV. CTV Partners IV is controlled by Tony J. Christianson and Gordon Stofer, its managing partners, who share voting and investment power with respect to the shares beneficially owned by Cherry Tree Ventures IV, L.P. Messrs. Christianson and Stofer disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address of Cherry Tree Ventures IV, L.P. is 301 Carlson Parkway, Suite 103, Minnetonka, MN 55305.

(e)	Consists of (1) 6,289 shares of common stock and 1,818,210 shares of common stock issuable upon conversion of preferred stock owned by TCV V, L.P.; and (2) 119 shares of common stock and 34,341 shares of common stock issuable upon conversion of preferred stock owned by TCV V Member Fund, L.P. The general partner of TCV V, L.P. and TCV V Member Fund, L.P. is Technology Crossover Management V, L.L.C. (TCM V). The investment activities of TCM V are managed by Jon Q. Reynolds, Jr., a director of the company, Jay C. Hoag, Richard H. Kimball, John L. Drew, Henry J. Feinberg and William J.G. Griffith IV (collectively, the TCM Members) who share voting and investment power with respect to the shares beneficially owned by TCV V, L.P. and TCV V Member Fund, L.P. TCM V and the TCM Members disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address of TCV V, L.P. and TCV V Member Fund, L.P. is 528 Ramona Street, Palo Alto, CA 94301.

(f)	Consists of (1) 224,820 shares of common stock issuable upon conversion of preferred stock owned by Putnam OTC & Emerging Growth Fund; and (2) 449,639 shares of common stock issuable upon conversion of preferred stock owned by TH Lee, Putnam Emerging Opportunities Portfolio. The investment adviser of Putnam OTC & Emerging Growth Fund is Putnam Investment Management, LLC, which is a wholly owned subsidiary of Putnam, LLC, which is a wholly owned subsidiary of Marsh & McLennan Companies, Inc., a company traded on the New York Stock Exchange. The investment adviser of TH Lee, Putnam Emerging Opportunities Portfolio is TH Lee, Putnam Capital Management, LLC. TH Lee, Putnam Capital Management, LLC is indirectly majority owned by Putnam, LLC, which is a wholly owned subsidiary of Marsh & McLennan Companies, Inc., a company traded on the New York Stock Exchange. Marsh & McLennan Companies, Inc. and Putnam, LLC disclaim beneficial ownership of all such shares, and further state that neither of them have any power to vote or dispose of, or direct the voting or disposition of, any of such shares. The address for Putnam OTC & Emerging Growth Fund and TH Lee, Putnam Emerging Opportunities Portfolio is One Post Office Square, Boston, MA 02109.

(g)	Consists of (1) 1,089 shares of common stock and 887,691 shares of common stock issuable upon conversion of preferred stock owned by Maveron Equity Partners 2000, L.P.; (2) 42 shares of common stock and 34,350 shares of common stock issuable upon conversion of preferred stock owned by Maveron Equity Partners 2000-B, L.P.; and (3) 161 shares of common stock and 125,915 shares of common stock issuable upon conversion of preferred stock owned by MEP 2000 Associates LLC. The general partner of Maveron Equity Partners 2000, L.P. and Maveron Equity Partners 2000-B, L.P. is Maveron General Partner 2000 LLC. Maveron General Partner 2000 LLC is controlled by Dan Levitan, Howard Schultz, and Debra Somberg, its managing partners, who share voting and investment power with respect to the shares beneficially owned by Maveron Equity Partners 2000, L.P. and Maveron Equity Partners 2000-B, L.P. The managing member of MEP 2000 Associates LLC is Maveron LLC. Maveron LLC is controlled by Dan Levitan, Howard Schultz, and Debra Somberg, its

managing members, who share voting and investment power with respect to the shares beneficially owned by MEP 2000 Associates LLC. Mr. Levitan, Mr. Schultz, and Ms. Somberg disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address for Maveron LLC is 505 Fifth Avenue South, Suite 600, Seattle, WA 98104.

(h)	Consists of (1) 750,000 shares of common stock issuable upon conversion of preferred stock owned by Insight-Salmon River LLC; (2) 10,000 shares of common stock owned by Insight Venture Partners IV, L.P.; (3) 272,222 shares of common stock issuable upon conversion of preferred stock owned by Salmon River Capital I LLC; and (4) 146,047 shares of common stock issuable upon conversion of preferred stock owned by Salmon River CIP LLC. The managing member of Insight-Salmon River LLC is Salmon River Capital LLC, and the non-managing members of Insight-Salmon River LLC are Insight Venture Partners IV, L.P., Insight Venture Partners (Fund B) IV, L.P., Insight Venture Partners (Co-Investor) IV, L.P., and Insight Venture Partners (Cayman) IV, L.P. (the Insight Partnerships). Salmon River Capital LLC, as managing member of Insight-Salmon River LLC, generally controls the voting power over the shares held by Insight-Salmon River LLC, but the Insight Partnerships have shared voting power with Salmon River Capital LLC over such shares with respect to certain matters. In addition, Salmon River Capital LLC and the Insight Partnerships have shared investment power over the shares held by Insight-Salmon River LLC. The managing member of Salmon River Capital LLC is S. Joshua Lewis, a director of the company. The general partner of the Insight Partnerships is Insight Venture Associates, LLC. The managing member of Insight Venture Associates, LLC is Insight Holdings Group, LLC. Insight Holdings Group, LLC is managed by its board of managers. Accordingly, Mr. Lewis, Insight Venture Associates, LLC, and Insight Holdings Group, LLC have shared voting and investment powers with respect to the shares beneficially owned by Insight-Salmon River LLC. The foregoing is not an admission by such persons that such persons are the beneficial owners of the shares held by Insight-Salmon River LLC, and each disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. Insight Venture Associates, LLC and Insight Holdings Group, LLC have voting and investment power with respect to the shares beneficially owned by Insight Venture Partners IV, L.P. The foregoing is not an admission by Insight Venture Associates, LLC or Insight Holdings Group, LLC that they are the beneficial owners of the shares held by Insight Venture Partners IV, and each of disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. The managing member of Salmon River Capital I LLC and Salmon River CIP LLC is Salmon River Capital LLC. The managing member of Salmon River Capital LLC is Mr. Lewis. Mr. Lewis has voting and investment powers with respect to the shares beneficially owned by Salmon River Capital I LLC and Salmon River CIP LLC. The foregoing is not an admission by Mr. Lewis that he is the beneficial owner of the shares held by Salmon River Capital I LLC and Salmon River CIP LLC, and Mr. Lewis disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address for the Salmon River and Insight entities is 680 Fifth Avenue, 8th Floor, New York, NY 10019.

(i)	Consists of (1) 597,094 shares of common stock owned by Stephen G. Shank, 1,380,188 shares of common stock issuable upon conversion of preferred stock owned by Mr. Shank, and 98,544 shares of common stock underlying options that are exercisable within 60 days granted to Mr. Shank; (2) 115,000 shares of common stock controlled by Mary Shank Retzlaff, Mr. Shank’s daughter, as trustee of the Stephen Shank 2004 Grantor Retained Annuity Trust; (3) 85,397 shares of common stock issuable upon conversion of preferred stock owned by Judy Shank, Mr. Shank’s wife; (4) 115,000 shares of common stock controlled by Susan Shank, Mr. Shank’s daughter, as trustee of the Judith Shank 2004 Grantor Retained Annuity Trust; and (5) 1,000 shares of common stock controlled by Susan Shank, as trustee of the Emma Jia Chen Retzlaff 2004 Irrevocable Trust.

(j)	Includes 4,496 shares of common stock issuable upon conversion of preferred stock and 80,046 shares of common stock underlying options, that are exercisable within 60 days, granted to Mr. Offerman.

(k)	Includes 6,744 shares of common stock issuable upon conversion of preferred stock and 105,162 shares of common stock underlying options, that are exercisable within 60 days, granted to Mr. Schroeder.

(l)	Consists of 25,000 shares of common stock underlying options, that are exercisable within 60 days, granted to Ms. Thom.

(m)	Consists of 8,750 shares of common stock underlying options, that are exercisable within 60 days, granted to Mr. Henkel.

(n)	Consists of (1) 144,397 shares of common stock issuable upon conversion of preferred stock owned by Forstmann VII; and (2) 86,639 shares of common stock issuable upon conversion of preferred stock owned by Forstmann VIII. Each of Forstmann VI, Forstmann VII and Forstmann VIII disclaims beneficial ownership of shares owned by the other entities. The general partner of Forstmann VII is FLC XXXII Partnership, L.P. (FLC XXXII) and the general partner of Forstmann VIII is FLC XXXIII Partnership, L.P. (FLC XXXIII). The general partners of FLC XXXII and FLC XXXIII are Theodore J. Forstmann, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls, Gordon A. Holmes, and T. Geoffrey McKay. Accordingly, each of the individuals named above, other than Mr. McKay for the reasons described below, may be deemed the beneficial owners of shares owned by Forstmann VII and Forstmann VIII, and have shared voting and investment powers with respect to the shares owned by Forstmann VII and Forstmann VIII. Mr. McKay does not have any voting or investment power with respect to, or any economic interest in, the shares of our common stock held by Forstmann VII or Forstmann VIII and, accordingly, Mr. McKay is not deemed to be a beneficial owner of these shares.

(o)	Consists of (1) 750,000 shares of common stock issuable upon conversion of preferred stock owned by Insight-Salmon River LLC; (2) 272,222 shares of common stock issuable upon conversion of preferred stock owned by Salmon River Capital I LLC; (3) 146,047 shares of common stock issuable upon conversion of preferred stock owned by Salmon River CIP LLC; (4) 35,971 shares of common stock issuable upon conversion of preferred stock owned by S. Joshua Lewis; and (5) 12,500 shares of common stock underlying options that are exercisable within 60 days granted to S. Joshua Lewis. The managing member of Insight-Salmon River LLC is Salmon River Capital LLC, and the non-managing members of Insight-Salmon River LLC are Insight Venture Partners IV, L.P., Insight Ventures Partners (Fund B) IV, L.P., Insight Venture Partners (Co-Investor) IV, L.P., and Insight Venture Partners (Cayman) IV, L.P. (The Insight Partnerships). Salmon River Capital LLC, as managing member of Insight-Salmon River LLC, generally controls the voting power over the shares held by Insight-Salmon River LLC, but The Insight Partnerships have shared voting power with Salmon River Capital LLC over such shares with respect to certain matters. In addition, Salmon River Capital LLC and The Insight Partnerships have shared investment power over the shares held by Insight-Salmon River LLC. The managing member of Salmon River Capital LLC is S. Joshua Lewis. The general partner of The Insight Partnerships is Insight Venture Associates, LLC. The managing member of Insight Venture Associates, LLC is Insight Holdings Group, LLC. The managing member of Insight Holdings Group, LLC is managed by its board of managers. Accordingly, Mr. Lewis, Insight Venture Associates, LLC, and Insight Holdings Group, LLC have shared voting and investment powers with respect to the shares beneficially owned by Insight-Salmon River LLC. The foregoing is not an admission by such persons that such persons are the beneficial owners of the shares held by Insight-Salmon River LLC, and each disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. The managing member of Salmon River Capital I LLC and Salmon River CIP LLC is Salmon River Capital LLC. The managing member of Salmon River Capital LLC is Mr. Lewis. Mr. Lewis has voting and investment powers with respect to the shares beneficially owned by Salmon River Capital I LLC and Salmon River CIP LLC. The foregoing is not an admission by Mr. Lewis that he is the beneficial owner of the shares held by Salmon River Capital I LLC and Salmon River CIP LLC, and Mr. Lewis disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(p)	Consists of (1) 41,275 shares of common stock controlled by James A. Mitchell, as trustee of the James A. Mitchell Trust; and (2) 13,500 shares of common stock underlying options, that are exercisable within 60 days, granted to Mr. Mitchell.

(q)	Consists of 8,992 shares of common stock issuable upon conversion of preferred stock and 5,500 shares of common stock underlying options, that are exercisable within 60 days, granted to Mr. Smith.

(r)	Consists of 5,000 shares of common stock underlying options, that are exercisable within 60 days, granted to Mr. Tukua.

DESCRIPTION OF CAPITAL STOCK
      We are authorized to issue 100,000,000 shares of common stock, $0.10 par value per share, and 13,000,000 shares of preferred stock.
      Upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.10 par value per share, and 10,000,000 shares of undesignated capital stock. No shares of preferred stock will be issued or outstanding. Each outstanding share of our common stock will be validly issued, fully paid and non-assessable. In addition,                      shares of our common stock will be reserved for issuance upon exercise of outstanding options and warrants.
      The following description of the material provisions of our capital stock and our amended and restated articles of incorporation, amended and restated bylaws and other agreements with and among our shareholders is only a summary, does not purport to be complete and is qualified by applicable law and the full provisions of our amended and restated articles of incorporation, amended and restated bylaws and other agreements. You should refer to our amended and restated articles of incorporation, amended and restated bylaws and related agreements as in effect upon the closing of this offering, which are included as exhibits to the registration statement of which this prospectus is a part.
Common Stock
      As of April 30, 2005, and including the conversion of all outstanding convertible and redeemable convertible preferred stock into common stock, there were 11,284,312 shares of common stock outstanding, held of record by approximately 116 persons.
      Voting Rights. Holders of common stock are entitled to one vote per share on any matter to be voted upon by shareholders. All shares of common stock rank equally as to voting and all other matters. The shares of common stock have no preemptive or conversion rights, no redemption or sinking fund provisions, are not liable for further call or assessment and are not entitled to cumulative voting rights.
      Dividend Rights. Subject to the prior rights of holders of preferred stock, for as long as such stock is outstanding, the holders of common stock are entitled to receive ratably any dividends when and as declared from time to time by the board of directors out of funds legally available for dividends. We have never declared or paid cash dividends. We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate paying cash dividends on the common stock in the foreseeable future.
      Liquidation Rights. Upon a liquidation or dissolution of our company, whether voluntary or involuntary, creditors and holders of our preferred stock with preferential liquidation rights will be paid before any distribution to holders of our common stock. After such distribution, holders of common stock are entitled to receive a pro rata distribution per share of any excess amount.
Preferred Stock
      Upon completion of the offering, all of our issued and outstanding Class A preferred stock, Class B preferred stock, Class D preferred stock, Class E preferred stock and Class G preferred stock will convert into an aggregate of 9,178,635 shares of common stock. All shares of our Class F preferred stock were exchanged for shares of Class G preferred stock when we issued our Class G preferred stock. In addition, in May 2001, we redeemed all 54,929 outstanding shares of our Class C preferred stock for an aggregate consideration of $164,787 as provided in our articles of incorporation. The conversion of our issued and outstanding preferred stock into common stock will occur at the applicable conversion price of each class of preferred stock as provided in our articles of incorporation. Upon conversion, all accrued and unpaid dividends on the preferred stock will be eliminated.

Undesignated Capital Stock
      Under our amended and restated articles of incorporation, which will be effective upon the completion of this offering, the board of directors has authority to issue the undesignated stock without shareholder approval. The board of directors may also determine or alter for each class of stock the voting powers, designations, preferences, and special rights, qualifications, limitations or restrictions as permitted by law. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. Issuing preferred stock provides flexibility in connection with possible acquisitions and other corporate purposes, but could also, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock.
Warrants
      As of April 30, 2005, we had outstanding warrants to purchase an aggregate of 266,326 shares of our common stock at exercise prices of $5.40 or $17.10 per share, subject to adjustments to the exercise price and number of shares of common stock underlying these warrants upon the occurrence of specified events, including any recapitalization, consolidation or merger, or sale of all assets.

•	In connection with the sale of our Class D preferred stock, on June 16, 1998, we issued to Legg Mason Wood Walker, Incorporated a warrant to purchase 131,238 shares of common stock at an exercise price of $5.40 per share. The warrant was amended on April 20, 2000, February 21, 2002 and January 22, 2003. The warrant expires on June 16, 2005, and was exercisable immediately upon issuance.

•	In connection with the sale of our Class E preferred stock, on May 11, 2000, we issued to Legg Mason Wood Walker, Incorporated a warrant to purchase 135,088 shares of common stock at an exercise price of $17.10 per share. The warrant was amended on February 21, 2002 and January 22, 2003. The warrant was exercisable immediately upon issuance. Legg Mason Wood Walker exercised the warrant on May 9, 2005.

Registration and Other Rights
      As of April 30, 2005, the holders of 4,877,420 shares of common stock issuable upon conversion of our preferred stock and 266,326 shares issuable upon exercise of our outstanding warrants will be entitled to certain rights with respect to the registration of these shares under the Securities Act of 1933.
      We entered into a registration rights agreement with NCS Pearson, an investor of our Class D preferred stock, on June 16, 1998, as amended on each of April 20, 2000, February 21, 2002 and January 22, 2003. Pursuant to the registration rights agreement, NCS Pearson has the right, at any time six months after the completion of our initial public offering, to demand that we file a registration statement covering the offer and sale of its registrable shares so long as NCS Pearson holds securities aggregating not less than $5,000,000, or if the market value is less than $5,000,000, NCS Pearson holds all of the shares issued upon conversion of its Class D preferred stock. We are obligated to effect no more than two such demand registrations. If we are eligible to file a registration statement on Form S-3, NCS Pearson has the right to demand that we file a registration on Form S-3 covering the offer and sale of its registrable securities, so long as 100,000 shares will be registered. We are not obligated to register the registrable shares on Form S-3 pursuant to this demand right on more than two occasions during any calendar year. In addition, NCS Pearson also has certain piggyback rights, which may require us to include its registrable shares in our registration statement. NCS Pearson’s rights to request inclusion of shares in a registration statement are subject to the right of the underwriters of the offering to reduce the number of shares included if, in the good faith judgment of the underwriters, inclusion of the shares would jeopardize the success of the offering. The registration rights under the agreement will terminate on June 30, 2005. We have agreed to pay the registration fees and the legal and accounting fees associated with the registration. In November 2004, NCS Pearson transferred all of its shares of Class D preferred stock to Insight-Salmon River LLC. Joshua Lewis, a director of our company, is an affiliate of Insight-Salmon River LLC. Pursuant to the share purchase agreement between NCS Pearson and Insight-Salmon River LLC, the registration rights described above may be assigned to Insight-Salmon River LLC at such time as Insight-Salmon River LLC requests, by notice to NCS Pearson, the transfer of the rights and the obligations under the registration rights agreement.
      We entered into a second amended and restated investor rights agreement with certain holders of our Class E preferred stock and Class G preferred stock on January 22, 2003. Pursuant to the second amended and restated investor rights agreement, certain holders of our Class E preferred stock and Class G preferred stock and any holder or holders of shares of our common stock equal to at least 10% of the shares of Class E preferred stock originally issued have the right, at any time six months after the completion of our initial public offering, to demand that we file a registration statement covering the offer and sale of the registrable shares so long as the registrable shares have an aggregate offering price of at least $1,000,000. We are obligated to effect up to two such registrations for certain shareholders. If we are eligible to file a registration on Form S-3, certain shareholders may request such registration, so long as the aggregate offering price of the shares will be at least $1,000,000. We are not obligated to register the eligible shares on Form S-3 on more than three occasions. In addition, certain shareholders have piggyback rights, which may require us to include their shares in our registration statement. The holders’ rights to request inclusion of shares in a registration statement are subject to the right of the underwriters of the offering to reduce the number of shares included if, in the good faith judgment of the underwriters, inclusion of the shares would jeopardize the success of the offering. The registrable shares covered under the investor rights agreement will cease to be registrable under the agreement (a) when such registrable shares are sold pursuant a registration statement, Section 4(1) of the Securities Act, or Rule 144 under the Securities Act, (b) at such time as such registrable shares are eligible for sale under Rule 144(k) of the Securities Act or (c) when such registrable shares are sold and/or transferred not in accordance with the transfer provisions of the agreement. Of the total 4,877,420 registrable shares covered under the agreement, 747,936 registrable shares are currently held by non-affiliates of the company and 4,129,484 shares are currently held by persons who may be deemed to be our affiliates. We have agreed to pay all expenses of the registration, excluding fees and expenses of holder’s counsel and any underwriting or selling commissions.
      We granted registration rights to Legg Mason Wood Walker, Incorporated under (1) the warrant for the purchase of 131,238 shares of our common stock issued to Legg Mason Wood Walker on June 16, 1998, as amended on each of April 20, 2000, May 11, 2000, February 21, 2002 and January 22, 2003 and (2) the warrant for the purchase of 135,088 shares of our common stock issued to Legg Mason Wood Walker on May 11, 2000, as amended on each of February 21, 2002 and January 22, 2003. Under each warrant, Legg Mason Wood Walker has certain piggyback registration rights, which may require us to include shares of our common stock issuable upon conversion of the warrants in our registration statement. Legg Mason Wood Walker’s rights to request inclusion of shares in a registration statement are subject to the right of the underwriters of the offering to reduce the number of shares included if, in the good faith judgment of the underwriters, inclusion of the shares would jeopardize the success of the offering. The piggyback registration rights under the first warrant terminate on June 30, 2007, and the piggyback registration rights under the second warrant terminate on the earlier of (1) June 30, 2007, (2) any public sale of such warrant securities pursuant to a registration statement, Section 4(1) or Rule 144 of the Securities Act of 1933, (3) the time at which the warrant securities are eligible for sale under Rule 144 without volume limits or (4) a violation of the transfer provisions. We have agreed to pay all expenses of the registration, excluding fees and expenses of holder’s counsel and any underwriting or selling commissions.
Provisions of Minnesota Law and Our Articles and Bylaws with Anti-Takeover Implications
      In connection with this offering, we intend to amend and restate our articles of incorporation. Certain provisions of Minnesota law, our amended and restated articles of incorporation and our amended and restated bylaws may be deemed to have an anti-takeover effect or may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in the shareholder’s best interests, including those attempts that might result in a premium being paid over the market price for the shares held by a shareholder.

Minnesota Law
      Control Share Acquisitions. We have opted not to be governed by the provisions of Section 302A.671 of the Minnesota Statutes. Section 302A.671 applies, with certain exceptions, to any acquisition of a corporation’s voting stock from a person other than the corporation, and other than in connection with certain mergers and exchanges to which the corporation is a party, that results in the acquiring person owning 20% or more of the corporation’s voting stock then outstanding. Similar triggering events occur at the one-third and majority ownership levels. Section 302A.671 requires approval of the granting of voting rights for the shares received pursuant to any such acquisitions by a majority vote of a corporation’s shareholders. In general, shares acquired without this approval are denied voting rights and can be called for redemption at their then fair market value by the corporation within 30 days after the acquiring person has failed to deliver a timely information statement to the corporation or the date the shareholders voted not to grant voting rights to the acquiring person’s shares.
      Business Combinations. We are subject to the provisions of Section 302A.673 of the Minnesota Statutes. Section 302A.673 generally prohibits any business combination by a corporation, or any of its subsidiaries, with an interested shareholder, which means any shareholder that purchases 10% or more of the corporation’s voting shares within four years following such interested shareholder’s share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of the corporation’s board of directors before the interested shareholder’s share acquisition date.
      Takeover Offer. We are subject to the provisions of Section 302A.675 of the Minnesota Statutes. Section 302A.675 generally prohibits an offeror from acquiring shares of a publicly held Minnesota corporation within two years following the offeror’s last purchase of the corporation’s shares pursuant to a takeover offer with respect to that class of shares, unless the corporation’s shareholders are able to sell their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. This statute will not apply if the acquisition of shares is approved by a committee of all of the disinterested members of our board of directors before the purchase of any shares by the offeror pursuant to a takeover offer.
      Power to Acquire Shares. We are subject to the provisions of Section 302A.553, subdivision 3, of the Minnesota Statutes. Section 302A.553, subdivision 3, prohibits a corporation from purchasing any voting shares owned for less than two years from a holder of more than 5% of its outstanding voting stock for more than the market value of the shares. Exceptions to this provision are provided if the share purchase is approved by a majority of the corporation’s shareholders or if the corporation makes a repurchase offer of equal or greater value to all shareholders.

Articles of Incorporation and Bylaws
      Our amended and restated articles of incorporation, which will be effective upon the completion of this offering, will provide that the holders of our capital stock do not have cumulative voting rights. Our amended and restated articles of incorporation also will provide that any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office. This limitation on the filling of vacancies could make it difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us.
      Our amended and restated articles of incorporation also will provide that the board of directors has the power to issue any or all of the shares of undesignated capital stock, including the authority to establish one or more series and to fix the powers, preferences, rights and limitations of such class or series, without seeking shareholder approval. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. Issuing preferred stock provides flexibility in connection with possible acquisitions and other corporate purposes, but could also, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock.
      Our amended and restated bylaws provide that:

•	any action required or permitted to be taken by the shareholders at an annual meeting or special meeting of shareholders may only be taken if it is properly brought before such meeting;

•	special meetings of the shareholders may only be called by our chief executive officer, chief financial officer, our board of directors or holders of at least 10% of the voting power of all shares then entitled to vote, provided that any special meeting called by one or more shareholders to take action concerning a proposed business combination may be called only by holders of at least 25% of the voting power of all shares then entitled to vote; and

•	in order for any matter to be considered properly brought before a meeting, a shareholder must comply with requirements to provide advance notice to us.
      These provisions could delay until the next shareholders’ meeting shareholder actions that are favored by the holders of a significant amount of shares of our outstanding voting stock.
Limitations of Director Liability
      Our amended and restated articles of incorporation will limit personal liability for breach of the fiduciary duty of our directors to the fullest extent provided by Minnesota law. Such provisions eliminate the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on the director’s duty of loyalty to us or our shareholders, liability for acts or omissions not made in good faith, liability for acts or omissions involving intentional misconduct or knowing violation of law, liability based on payments of improper dividends, liability based on a transaction from which the director derives an improper personal benefit, liability based on violation of state securities laws, and liability for acts occurring prior to the date such provision was added. Any amendment to or repeal of such provisions will not adversely affect any right or protection of a director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.
Indemnification of Directors, Officers and Employees
      Our amended and restated bylaws provide that we will, under certain circumstances and subject to certain limitations, indemnify any of our directors, officers or employees made or threatened to be made a party to a proceeding by reason of that director’s, officer’s or employee’s former or present official capacity with us against judgments, penalties, fines, settlements and reasonable expenses. Any such director, officer or employee is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.
The Nasdaq National Market
      We have applied for quotation of shares of our common stock on The Nasdaq National Market under the symbol “CAPU.”
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is Wells Fargo Bank, National Association.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there was no market for our common stock. We can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that those sales may occur, could adversely affect prevailing market prices and impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.
      Upon the completion of this offering, based upon the number of shares of our common stock outstanding as of                     , 2005, and assuming the conversion of all outstanding shares of our preferred stock into                      shares of our common stock upon the completion of this offering, we will have                      shares (or in the event the underwriter’s over-allotment option is exercised,                      shares) of our common stock outstanding. Of these shares,                      shares (or in the event the underwriter’s over-allotment option is exercised,                      shares) of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our common stock purchased by our “affiliates”, as that term is defined in Rule 144 under the Securities Act of 1933, which would be subject to the limitations and restrictions described below.
      The remaining                      shares of our common stock outstanding upon completion of this offering are deemed “restricted shares,” as that term is defined under Rule 144 of the Securities Act.
      Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 under the Securities Act, which rules are described below.
      The restricted shares and the shares held by our affiliates will be available for sale in the public market as follows:

•	shares will be eligible for immediate sale on the date of this prospectus because such shares may be sold pursuant to Rule 144(k);

•	shares will be eligible for sale at various times beginning 90 days after the date of this prospectus pursuant to Rules 144, 144(k) and 701; and

•	shares subject to the lock-up agreements will be eligible for sale at various times beginning 180 days after the date of this prospectus pursuant to Rules 144, 144(k) and 701.
Rule 144
      In general, under Rule 144 as currently in effect, a person, or persons whose shares must be aggregated, who has beneficially owned restricted shares of our common stock for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering, or

•	the average weekly trading volume of our common stock on The Nasdaq National Market during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.
      Sales under Rule 144 are also generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 144(k)
      Under Rule 144(k), a person, or persons whose shares must be aggregated, who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell the shares under Rule 144(k) without complying with the manner of sale, public information, volume limitations or notice or public information requirements of Rule 144. Therefore, unless otherwise restricted, the shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering.
Rule 701
      Certain of our current and former directors, employees and consultants who acquired their shares in connection with awards pursuant to our 1993 and 1999 stock option plans, each of which is a written compensatory plan, are entitled to rely on the resale provisions of Rule 701 under the Securities Act of 1933. Under Rule 701, these shareholders, whether or not they are our affiliates, are permitted to sell the shares subject to Rule 701 without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this prospectus. In addition, non-affiliates may sell their Rule 701 shares without complying with the volume, notice or public information requirements of Rule 144 describe above.
Registration on Form S-8
      We intend to file registration statements on Form S-8 under the Securities Act of 1933 to register shares of common stock issuable under our 1993, 1999 and 2005 stock incentive plans and under our ESPP. These registration statements are expected to be filed shortly after the date of this prospectus and will be effective upon filing. As a result, after the effective date of these Form S-8 registration statements, shares issued pursuant to our 1993, 1999 and 2005 stock incentive plans, including upon the exercise of stock options, and shares issued under our ESPP will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates described above and the lock-up agreements described below.
      As of April 30, 2005:

•	198,745 shares of common stock were reserved pursuant to our 1993 Plan for future issuance in connection with the exercise of outstanding options previously awarded under this plan, and options with respect to 196,245 of shares had vested;

•	1,390,954 shares of common stock were reserved pursuant to our 1999 Plan for future issuance in connection with the exercise of outstanding options previously awarded under this plan, and options with respect to 614,380 of shares had vested;

•	1,613,000 shares of common stock were reserved pursuant to our 2005 Plan for future issuance under this plan; and

•	450,000 shares of common stock were reserved pursuant to our ESPP for future employee purchases under this plan.

Lock-Up Agreements
      For a description of the lock-up agreements with the underwriters that restrict sales of shares by us, or directors and executive officers and certain of our other employees and shareholders, see the information under the heading “Underwriting.”
Registration Rights
      For a description of registration rights with respect to our common stock, see the information under the heading titled “Description of Capital Stock — Registration and Other Rights.”

U.S. FEDERAL TAX CONSEQUENCES
TO NON-U.S. HOLDERS OF COMMON STOCK
      The following is a general discussion of the material U.S. federal income and estate tax consequences to non-U.S. Holders with respect to the acquisition, ownership and disposition of our common stock. In general, a “Non-U.S. Holder” is any holder of our common stock other than the following:

•	a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under section 7701(b)(3) of the Code;

•	a corporation (or an entity treated as a corporation) created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial decisions of the trust, or certain other trusts that have a valid election to be treated as a U.S. person in effect.
      This discussion is based on current provisions of the Internal Revenue Code, Treasury Regulations promulgated under the Internal Revenue Code, judicial opinions, published positions of the Internal Revenue Service, and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation or any aspects of state, local, or non-U.S. taxation, nor does it consider any specific facts or circumstances that may apply to particular Non-U.S. Holders that may be subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, and U.S. expatriates. If a partnership is a beneficial owner of our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. This discussion assumes that the Non-U.S. Holder will hold our common stock as a capital asset, generally property held for investment.
      Prospective investors are urged to consult their tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of common stock.
Dividends
      In general, dividends paid to a Non-U.S. Holder will be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. Under applicable Treasury Regulations, a Non-U.S. Holder will be required to satisfy certain certification requirements, generally on IRS Form W-8BEN, directly or through an intermediary, in order to claim a reduced rate of withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by filing an appropriate claim for refund with the IRS.
      Dividends that are effectively connected with such a U.S. trade or business generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files the required forms, including IRS Form W-8ECI, or any successor form, with the payor of the dividend, but instead generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a resident of the United States. A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty, on the repatriation from the United States of its “effectively connected earnings and profits,” subject to adjustments.

Gain on Sale or Other Disposition of Common Stock
      In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the Non-U.S. Holder’s shares of common stock unless:

•	the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, in which case the branch profits tax discussed above may also apply if the Non-U.S. Holder is a corporation;

•	the Non-U.S. Holder is an individual who holds shares of common stock as capital assets and is present in the United States for 183 days or more in the taxable year of disposition and various other conditions are met.
Information Reporting and Backup Withholding
      Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the recipient. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Under tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.
      Payments made to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28%, unless a Non-U.S. Holder certifies as to its foreign status, which certification may be made on IRS Form W-8BEN.
      Proceeds from the disposition of common stock by a Non-U.S. Holder effected by or through a United States office of a broker will be subject to information reporting and backup withholding, currently at a rate of 28% of the gross proceeds, unless the Non-U.S. Holder certifies to the payor under penalties of perjury as to, among other things, its address and status as a Non-U.S. Holder or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the United States by or through a non-U.S. office of a broker. However, if the broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person who derives 50% or more of its gross income for specified periods from the conduct of a U.S. trade or business, specified U.S. branches of foreign banks or insurance companies or a foreign partnership with various connections to the United States, information reporting but not backup withholding will apply unless:

•	the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and other conditions are met; or

•	the holder otherwise establishes an exemption.
      Backup withholding is not an additional tax. Rather, the amount of tax withheld is applied to the U.S. federal income tax liability of persons subject to backup withholding. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained, provided the required documents are filed with the IRS.
Estate Tax
      Our common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING
      Under the terms and subject to the conditions contained in an underwriting agreement dated                    , 2005, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC is acting as the representative, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse First Boston LLC
Banc of America Securities LLC
Piper Jaffray & Co.

Total

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
      We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                     additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.
      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $           per share. The underwriters and selling group members may allow a discount of $           per share on sales to other broker/ dealers. After the initial public offering, the representative may change the public offering price and concession and discount to broker/ dealers.
      The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling shareholders	$	$	$	$
Expenses payable by the selling shareholders	$	$	$	$
      The representative has informed us that it does not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.
      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC, for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the

18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC waives such extension in writing.
      Our officers and directors, the selling shareholders and certain of our other employees and shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC, for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC waives such extension in writing. However, the “lock-up” period will not be extended at any time at which our common stock are “actively traded securities,” as defined in Regulation M under the Securities and Exchange Act of 1934 and research reports under Rule 139 of the Securities Act may otherwise be issued with respect to the company.
      The underwriters have reserved for sale at the initial public offering price up to                      shares of our common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.
      We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, or contribute to payments that the underwriters may be required to make in that respect.
      We have applied for quotation of shares of our common stock on The Nasdaq National Market under the symbol “CAPU.”
      Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and our affiliates in the ordinary course of business, for which they received, or will receive, customary fees and expenses.
      Prior to the offering, there has been no market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters and will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the initial public offering price will include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and the prospectus for the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earning;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of the offering.
      We offer no assurances that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.
      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.
      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS
Resale Restrictions
      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.
Representations of Purchasers
      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.
Rights of Action – Ontario Purchasers Only
      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling shareholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders will have no liability. In the case of an action for damages, we and the selling shareholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.
Enforcement of Legal Rights
      All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment
      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS
      The validity of the shares of common stock offered by this prospectus and other legal matters will be passed upon for us by Faegre & Benson LLP, Minneapolis, Minnesota. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.
EXPERTS
      The consolidated financial statements of Capella Education Company at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the Securities and Exchange Commission a registration statement on Form S-1, which includes amendments and exhibits, under the Securities Act and the rules and regulations under the Securities Act of 1933 for the registration of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information that is in the registration statement and its exhibits and schedules. Certain portions of the registration statement have been omitted as allowed by the rules and regulations of the Securities and Exchange Commission. Statements in this prospectus which summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement. You may read and copy the registration statement, including exhibits and schedules filed with it, and reports or other information we may file with the Securities and Exchange Commission at the public reference facilities of the Securities and Exchange Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, the registration statement and other public filings can be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov.
      Upon completion of this offering, we will become subject to information and periodic reporting requirements of the Exchange Act of 1934, and we will file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We intend to furnish our shareholders written annual reports containing financial statements audited by our independent auditors, and make available to our shareholders quarterly reports for the first three quarters of each year containing unaudited interim financial statements.

CAPELLA EDUCATION COMPANY
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2003 and 2004, and March 31, 2005 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2002, 2003 and 2004, and the three months ended March 31, 2004 and 2005 (unaudited)	F-4
Consolidated Statement of Shareholders’ Equity (Deficit) for the years ended December 31, 2002, 2003 and 2004, and the three months ended March 31, 2005 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003 and 2004, and the three months ended March 31, 2004 and 2005 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Capella Education Company
      We have audited the accompanying consolidated balance sheets of Capella Education Company (the Company) as of December 31, 2003 and 2004, and the related consolidated statements of operations, shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capella Education Company at December 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Minneapolis, Minnesota
February 4, 2005, except for the Stock-Based Compensation section of Note 2, as to which the date is April 14, 2005, and Note 18, as to which the date is May 11, 2005

Capella Education Company
Consolidated Balance Sheets

	As of		As of
	December 31,		March 31, 2005

	2003	2004	Actual	Pro Forma

			(Unaudited)	(Unaudited)
	(In thousands, except per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$1,340	$5,480	$9,173
Restricted cash			391
Short-term investments	39,850	44,500	46,462
Accounts receivable, net of allowance of $713 in 2003, $1,065 in 2004 and $1,116 in 2005	2,976	5,878	5,278
Prepaid expenses and other current assets	1,151	3,056	2,677
Deferred income taxes	—	1,398	1,486

Total current assets	45,317	60,312	65,467
Restricted cash	471	391	—
Property and equipment, net	9,614	12,126	12,357
Deferred income taxes	—	7,197	5,512

Total assets	$55,402	$80,026	$83,336

LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$2,522	$3,144	$1,818
Accrued liabilities	10,672	12,253	14,093
Income taxes payable	—	140	122
Deferred revenue	4,027	6,526	6,697
Current portion of capital lease obligations	580	314	196

Total current liabilities	17,801	22,377	22,926
Capital lease obligations	371	8	—

Total liabilities	18,172	22,385	22,926
Redeemable preferred stock:
Class E Redeemable Convertible Preferred Stock, $0.01 par value:
Authorized shares – 2,596
Issued and outstanding shares – 2,596
Redemption value: $37,000	34,985	34,985	34,985	—
Class G Redeemable Convertible Preferred Stock, $0.01 par value:
Authorized shares – 2,185
Issued and outstanding shares – 2,185
Redemption value: $24,292	22,661	22,661	22,661	—

Total redeemable preferred stock	57,646	57,646	57,646	—
Shareholders’ equity (deficit):
Class A Convertible Preferred Stock, $1.00 par value:
Authorized shares – 3,000
Issued and outstanding shares – 2,810	2,810	2,810	2,810	—
Class B Convertible Preferred Stock, $2.50 par value:
Authorized shares – 1,180
Issued and outstanding shares – 460	1,150	1,150	1,150	—
Class D Convertible Preferred Stock, $4.50 par value:
Authorized shares – 1,022
Issued and outstanding shares – 1,022	4,600	4,600	4,600	—
Common stock, $0.10 par value:
Authorized shares – 15,000
Issued and outstanding shares – 1,826 in 2003, 2,074 in 2004 and 2,101 in 2005	183	208	210	1,128
Additional paid-in capital	3,569	5,166	5,275	70,563
Deferred compensation	(4)	—	(46)	(46)
Accumulated deficit	(32,724)	(13,939)	(11,235)	(11,235)

Total shareholders’ equity (deficit)	(20,416)	(5)	2,764	60,410

Total liabilities, redeemable preferred stock and shareholders’ equity (deficit)	$55,402	$80,026	$83,336	$83,336

The accompanying notes are an integral part of these consolidated financial statements.

Capella Education Company
Consolidated Statements of Operations

				Three Months Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
	(In thousands, except per share amounts)
Revenues	$49,556	$81,785	$117,689	$26,488	$34,610
Costs and expenses
Instructional costs and services	28,013	43,128	58,168	13,614	16,247
Selling and promotional	15,860	21,446	34,247	8,088	9,621
General and administrative	11,677	13,141	15,409	3,403	4,597

Total costs and expenses	55,550	77,715	107,824	25,105	30,465

Operating income (loss)	(5,994)	4,070	9,865	1,383	4,145
Other income, net	327	427	724	129	372

Income (loss) before income taxes	(5,667)	4,497	10,589	1,512	4,517
Income tax expense (benefit)	—	104	(8,196)	46	1,813

Net income (loss)	$(5,667)	$4,393	$18,785	$1,466	$2,704

Net income (loss) per common share:
Basic	$(3.70)	$2.63	$9.34	$0.77	$1.29

Diluted	$(3.70)	$0.39	$1.62	$0.13	$0.23

Weighted average number of common shares outstanding:
Basic	1,532	1,669	2,011	1,910	2,092

Diluted	1,532	11,154	11,599	11,330	11,845

The accompanying notes are an integral part of these consolidated financial statements.

Capella Education Company
Consolidated Statement of Shareholders’ Equity (Deficit)

	Class A		Class B		Class D
	Convertible		Convertible		Convertible
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Additional
									Paid-In	Deferred	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	Total

	(In thousands)
Balance at December 31, 2001	2,810	$2,810	460	$1,150	1,022	$4,600	1,502	$150	$1,821	$(80)	$(31,450)	$(20,999)
Exercise of stock options	—	—	—	—	—	—	12	1	44	—	—	45
Issuance of common stock to the Employee Stock Ownership Plan	—	—	—	—	—	—	35	4	334	—	—	338
Employee Stock Ownership Plan distribution	—	—	—	—	—	—	(1)	—	(6)	—	—	(6)
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	39	—	39
Net loss	—	—	—	—	—	—	—	—	—	—	(5,667)	(5,667)

Balance at December 31, 2002	2,810	2,810	460	1,150	1,022	4,600	1,548	155	2,193	(41)	(37,117)	(26,250)
Exercise of stock options	—	—	—	—	—	—	176	17	789	—	—	806
Exercise of stock warrants	—	—	—	—	—	—	56	6	120	—	—	126
Issuance of common stock to the Employee Stock Ownership Plan	—	—	—	—	—	—	48	5	485	—	—	490
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	37	—	37
Employee Stock Ownership Plan distribution	—	—	—	—	—	—	(2)	—	(18)	—	—	(18)
Net income	—	—	—	—	—	—	—	—	—	—	4,393	4,393

Balance at December 31, 2003	2,810	2,810	460	1,150	1,022	4,600	1,826	183	3,569	(4)	(32,724)	(20,416)
Exercise of stock options	—	—	—	—	—	—	205	21	837	—	—	858
Income tax benefits associated with stock-based compensation	—	—	—	—	—	—	—	—	150	—	—	150
Issuance of common stock to the Employee Stock Ownership Plan	—	—	—	—	—	—	47	4	637	—	—	641
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	4	—	4
Employee Stock Ownership Plan distribution	—	—	—	—	—	—	(4)	—	(27)	—	—	(27)
Net income	—	—	—	—	—	—	—	—	—	—	18,785	18,785

Balance at December 31, 2004	2,810	2,810	460	1,150	1,022	4,600	2,074	208	5,166	—	(13,939)	(5)
Exercise of stock options (unaudited)							24	2	59			61
Amortization of deferred compensation (unaudited)										4		4
Issuance of restricted stock (unaudited)							3	0	50	(50)		—
Net income (unaudited)											2,704	2,704

Balance at March 31, 2005 (unaudited)	2,810	$2,810	460	$1,150	1,022	$4,600	2,101	$210	$5,275	$(46)	$(11,235)	$2,764

The accompanying notes are an integral part of these consolidated financial statements.

Capella Education Company
Consolidated Statements of Cash Flows

				Three Months Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
	(In thousands)
Operating activities
Net income (loss)	$(5,667)	$4,393	$18,785	$1,466	$2,704
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for bad debts	3,001	616	1,376	246	437
Depreciation and amortization	3,108	4,177	5,454	1,187	1,515
Gain on disposal of assets	—	—	—	—	(35)
Asset impairment	223	359	1,020	—	49
Noncash equity-related expense	506	578	1,135	244	412
Deferred income taxes	—	—	(8,445)	—	1,597
Changes in operating assets and liabilities:
Accounts receivable	(2,067)	(271)	(4,278)	(1,653)	163
Prepaid expenses and other assets	359	(348)	(1,905)	(703)	379
Accounts payable	(455)	1,420	622	(300)	(1,326)
Accrued liabilities	(626)	4,682	1,091	(1,068)	1,432
Income taxes payable	—	—	140	—	(18)
Deferred revenue	1,795	422	2,499	1,812	171

Net cash provided by operating activities	177	16,028	17,494	1,231	7,480
Investing activities
Capital expenditures	(3,859)	(4,348)	(8,986)	(861)	(1,760)
Purchases of short-term investments	(23,175)	(53,000)	(39,700)	(7,000)	(1,962)
Sales of short-term investments	11,225	30,600	35,050	5,500	—

Net cash used in investing activities	(15,809)	(26,748)	(13,636)	(2,361)	(3,722)
Financing activities
Payments of capital lease obligations	(136)	(469)	(629)	(155)	(126)
Change in restricted cash	(231)	(241)	80	—	—
Proceeds from exercise of stock options	45	806	858	355	61
Proceeds from exercise of warrants	—	126	—	—	—
Employee Stock Ownership Plan distributions	(6)	(18)	(27)	—	—
Net proceeds from issuance of Class F Redeemable Convertible Preferred Stock	15,416	—	—	—	—
Net proceeds from issuance of Class G Redeemable Convertible Preferred Stock	—	7,245	—	—	—

Net cash provided by/(used in) financing activities	15,088	7,449	282	200	(65)

Net increase (decrease) in cash and cash equivalents	(544)	(3,271)	4,140	(930)	3,693
Cash and cash equivalents at beginning of period	5,155	4,611	1,340	1,340	5,480

Cash and cash equivalents at end of period	$4,611	$1,340	$5,480	$410	$9,173

Supplemental disclosures of cash flow information
Interest paid	$16	$78	$56	$19	$6

Income taxes paid	$—	$104	$109	$28	$252

Noncash transactions:
Purchase of equipment through capital lease obligations	$626	$837	$—	$—	$—

Issuance of common stock to the Employee Stock Ownership Plan	$338	$490	$641	$—	$—

Issuance of restricted stock	$—	$—	$—	$—	$50

The accompanying notes are an integral part of these consolidated financial statements.

Capella Education Company
Notes to Consolidated Financial Statements
(In thousands, except per share data)

1.	Nature of Business
      Capella Education Company (the Company) was incorporated on December 27, 1991. Through its wholly owned subsidiary, Capella University (the University), the Company manages its business on the basis of one reportable segment. The University is an online post-secondary education services company that offers a variety of bachelor’s, master’s and doctoral degree programs primarily targeted to working adults.

2.	Summary of Significant Accounting Policies

Consolidation
      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, after elimination of significant intercompany accounts and transactions.

Interim Financial Data (Unaudited)
      The unaudited consolidated financial statements of the Company for the three months ended March 31, 2004 and 2005 have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to state fairly the financial information set forth therein, in accordance with U.S. generally accepted accounting principles.
      The results of operations for the three months ended March 31, 2005 are not necessarily indicative of the results to be obtained for the full fiscal year.

Pro Forma Balance Sheet Data (Unaudited)
      The unaudited pro forma balance sheet data at March 31, 2005 give effect to the conversion of all outstanding preferred stock into shares of common stock in connection with the Company’s initial public offering.

Revenue Recognition
      The Company’s revenues consist of tuition, application and graduation fees and commissions we earn from bookstore and publication sales. Tuition revenue is deferred and recognized as revenue ratably over the period of instruction. Seminar tuition revenue is recognized over the length of the seminar, which ranges from two days to two weeks. Application fee revenue is deferred and recognized ratably over the average expected term of a learner at the University. Learners are billed a graduation fee upon applying for graduation for services provided in connection with evaluating compliance with graduation requirements. Graduation fee revenue is deferred and recognized ratably over the expected application assessment period for learners not expected to attend commencement ceremonies or over the period prior to the next commencement ceremony to account for learners who attend the ceremony. Deferred revenue represents the excess of tuition and fee payments received as compared to tuition and fees earned and is reflected as a current liability in the accompanying consolidated financial statements. The Company also receives commissions from a third-party bookstore based on sales of textbooks and related school materials to the Company’s learners. Commission revenue is recognized as it is earned in conjunction with sales of textbooks and related materials to the Company’s learners.

Cash and Cash Equivalents
      The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)

Short-Term Investments
      The Company accounts for investments in accordance with the provisions of the Financial Accounting Standards Board’s (FASB) Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS No. 115 addresses the accounting and reporting for investments in fixed maturity securities and for equity securities with readily determinable fair values. Currently, all of the Company’s investments are classified as available-for-sale. Available-for-sale investments are carried at fair value as determined by quoted market prices, with unrealized gains and losses, net of tax, reported as a separate component of shareholders’ equity (deficit). The Company’s investments consist primarily of auction rate securities that have contractual maturities greater than three months at the time of purchase. The contractual maturities of the Company’s short-term investments are shown below.

	As of
	December 31,		As of
			March 31,
	2003	2004	2005

			(Unaudited)
Due in one year or less	$—	$—	$1,962
Due after ten years	39,850	44,500	44,500

	$39,850	$44,500	$46,462

      These securities contain interest rate reset dates at regular intervals, allowing for the Company to liquidate the investments within three months throughout the term of the contract. Because of this feature, the investments are carried at cost, which approximates fair value. Declines in fair value that are determined to be other than temporary, if any, are charged to earnings. Realized gains and losses, if any, are included in earnings on a specific identified cost basis. There were no gains or losses realized during 2002, 2003 or 2004.

Allowance for Doubtful Accounts
      The Company records an allowance for doubtful accounts for estimated losses resulting from the inability, failure or refusal of its learners to make required payments. The Company determines its allowance for doubtful accounts amount based on an analysis of the aging of the accounts receivable and historical write-off experience. Bad debt expense is recorded as a general and administrative expense in the consolidated statement of operations. The Company generally writes off accounts receivable balances deemed uncollectible prior to sending the accounts to collection agencies.

Concentration of Credit Risk
      Financial instruments, which potentially subject the Company to credit risk, consist primarily of investments and accounts receivable.
      Management believes that the credit risk related to investments is limited due to the adherence to an investment policy that requires investments to have a minimum Standard & Poor’s rating of A (or equivalent), and limits investments in any one issuer to the greater of 10% of the short-term portfolio at the time of purchase or $2,500. All of the Company’s investments as of December 31, 2003 and 2004, and March 31, 2005 consist of cash, cash equivalents, and short-term investments rated AA or higher, further limiting the Company’s credit and market risk related to investments.
      Management believes that the credit risk related to accounts receivable is limited due to the large number and diversity of learners that principally comprise the Company’s customer base. The Company’s

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)
credit risk with respect to these accounts receivable is mitigated through the participation of a majority of the learners in federally funded financial aid programs.
      Transfers of funds from the financial aid programs to the Company are made in accordance with U.S. Department of Education (DOE) requirements.
      Approximately 51%, 61% and 64% of the Company’s revenues (calculated on a cash basis) were collected from funds distributed under Title IV Programs of the Higher Education Act (Title IV Programs) for the years ended December 31, 2002, 2003 and 2004, respectively. The financial aid and assistance programs are subject to political and budgetary considerations. There is no assurance that such funding will be maintained at current levels.
      Extensive and complex regulations govern the financial assistance programs in which the Company’s learners participate. The Company’s administration of these programs is periodically reviewed by various regulatory agencies. Any regulatory violation could be the basis for the initiation of potential adverse actions, including a suspension, limitation, or termination proceeding, which could have a material adverse effect on the Company.
      As an exclusively online university, the “50% Rule,” enacted in 1992, would preclude the Company’s learners from participating in the Title IV Programs. However, in 1998, Congress authorized the DOE to establish and administer the Distance Education Demonstration Program (DEDP) for purposes of assessing the viability of online educational offerings. The Company was accepted as one of the first participants in the DEDP, and it remains a participant today. Absent congressional action to repeal the 50% Rule, the Company’s participation in the DEDP is a prerequisite to its ability to participate in Title IV Programs.
      If the University were to lose its eligibility to participate in federal student financial aid programs, the learners at our University would lose access to funds derived from those programs and would have to seek alternative sources of funds to pay their tuitions and fees. See Note 14 for further information on the regulatory environment in which the Company operates.

Property and Equipment
      Property and equipment are stated at cost. Computer software is included in property and equipment and consists of purchased software, capitalized Web site development costs, and internally developed software. Capitalized Web site development costs consist mainly of salaries and outside development fees directly related to Web sites and various databases. Web site content development is expensed as incurred. Internally developed software represents qualifying salary and consulting costs for time spent on developing internal use software in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.
      Depreciation is provided using the straight-line method over the estimated useful lives of the assets, as follows:

Computer equipment	2-3 years
Furniture and office equipment	5-7 years
Computer software	3 years
      Leasehold improvements and assets recorded under capital leases are amortized over the related lease term or estimated useful life, whichever is shorter.

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)

Income Taxes
      The Company accounts for income taxes as prescribed by SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 prescribes the use of the asset and liability method to compute the differences between the tax bases of assets and liabilities and the related financial amounts using currently enacted tax laws. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that more likely than not will be realized.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Stock-Based Compensation
      The Company has adopted the disclosure-only provisions of the FASB Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, but applies Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. Under APB Opinion No. 25, when the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.
      Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123.
      The fair value of the Company’s stock-based awards was estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions:

				Three Months
	Years Ended			Ended
	December 31,			March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
Expected life (in years)	6.0	6.0	6.0	6.0	6.0
Expected volatility	58.7%	53.9%	44.1%	44.1%	44.1%
Risk-free interest rate	3.4%	3.8%	3.9%	3.9%	3.9%
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%
      As our stock has not been publicly traded, the pro forma compensation expense determined under the fair-value-based method is based on a stock price volatility assumption that reflects the average volatility of our peer group of public post-secondary education companies. Our calculation of pro forma compensation expense also reflects estimates of forfeitures which are adjusted in subsequent periods as actual forfeitures differ from the original estimates.
      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)
estimate, in management’s opinion, the existing models do not necessarily provide a single measure of the fair value of its employee stock options.
      For purposes of pro forma disclosures, the estimated fair value of the option is amortized to expense over the option’s vesting period. The compensation expense determined under the fair-value-based method does not include assumed tax benefits related to non-qualified stock options until the fourth quarter of 2004, which is the first period we have not fully reserved for our net deferred tax assets with a valuation allowance.
      The Company’s pro forma information is as follows:

				Three Months Ended
	Years Ended December 31,			March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
Net income (loss) as reported	$(5,667)	$4,393	$18,785	$1,466	$2,704
Deferred compensation expense included in net income (loss) as reported	39	37	4	4	4
Compensation expense determined under fair-value-based method	(1,623)	(1,779)	(2,383)	(567)	(545)

Pro forma net income (loss)	$(7,251)	$2,651	$16,406	$903	$2,163

Net income (loss) per common share:
Basic – as reported	$(3.70)	$2.63	$9.34	$0.77	$1.29
Basic – pro forma	$(4.76)	$1.59	$8.16	$0.47	$1.03
Diluted – as reported	$(3.70)	$0.39	$1.62	$0.13	$0.23
Diluted – pro forma	$(4.76)	$0.24	$1.43	$0.08	$0.18

Impairment of Long-Lived Assets
      The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company recorded impairment charges of $223, $359 and $1,020 during 2002, 2003 and 2004, respectively. The Company recorded impairment charges of $0 and $49 during the three months ended March 31, 2004 and 2005, respectively.
      The impairment charges primarily consist of the write-off of previously capitalized internal software development costs for software projects that were abandoned. These charges are recorded in general and administrative expenses in the consolidated statements of operations.

Advertising
      The Company expenses advertising costs as incurred. Advertising costs for 2002, 2003 and 2004 were $8,663, $12,248 and $17,825, respectively.

Net Income (Loss) Per Common Share
      Basic net income (loss) per common share is based on the weighted average number of shares of common stock outstanding during the periods presented. Diluted net income (loss) per common share

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)
increases the shares used in the per-share calculation by the dilutive effects of options, warrants, and convertible securities.
      The table below is a reconciliation of the numerator and denominator in the basic and diluted net income (loss) per common share calculation.

				Three Months
	Year Ended December 31,			Ended March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
Numerator:
Net income (loss)	$(5,667)	$4,393	$18,785	$1,466	$2,704
Denominator:
Denominator for basic net income (loss) per common share – weighted average shares outstanding	1,532	1,669	2,011	1,910	2,092
Effect of preferred stock	—	9,135	9,178	9,178	9,179
Effect of dilutive stock options and warrants	—	350	410	242	574

Denominator for diluted net income (loss) per common share	1,532	11,154	11,599	11,330	11,845

Basic net income (loss) per common share	$(3.70)	$2.63	$9.34	$0.77	$1.29
Diluted net income (loss) per common share	$(3.70)	$0.39	$1.62	$0.13	$0.23
      As of December 31, 2003 and 2004, options to purchase 1,304 and 1,318 common shares, respectively, were outstanding but not included in the computation of diluted net income per common share because their effect would be antidilutive. For 2002, diluted net loss per common share is the same as basic net loss per common share because the effect of all options, warrants, and convertible securities was antidilutive. The incremental shares included for the effect of dilutive stock options do not include assumed tax benefits related to non-qualified stock options until the fourth quarter of 2004, which is the first period we have not fully reserved for our net deferred tax assets with a valuation allowance.

Reclassification
      Certain prior year items have been reclassified to conform to the current year presentation.

Comprehensive Income
      Comprehensive income includes all changes in the Company’s equity during a period from nonowner sources. Net income equaled comprehensive income for all periods presented.

New Accounting Standards
      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments and specifies that some financing arrangements with characteristics of both liabilities and equity must be classified as liabilities. Among the requirements of SFAS No. 150 is that all “mandatorily redeemable” securities be classified as liabilities. SFAS No. 150 was effective for the Company beginning in 2004. None of the Company’s current classes of redeemable preferred stock is considered “mandatorily redeemable” as defined by SFAS No. 150 because these securities are also convertible into common stock and, therefore, are not required to be classified as liabilities. The Company’s adoption of SFAS No. 150 did not have a material effect on its financial condition or results of operations.

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)
      On December 16, 2004, the FASB issued an amendment to SFAS No. 123, Share-Based Payment (SFAS No. 123R). The Securities and Exchange Commission amended the compliance date on April 14, 2005, to require public companies to adopt the standard as of the beginning of the first annual period that begins after June 15, 2005. The Company is therefore required to implement this standard on January 1, 2006. The cumulative effect of adoption, if any, applied on a prospective basis, would be measured and recognized in the period of adoption. SFAS No. 123R addresses the accounting for transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25 and generally requires instead that such transactions be accounted for using a fair-value-based method. Companies are required to recognize an expense for compensation cost related to share-based payment arrangements, including stock options and employee stock purchase plans.
      The Company currently accounts for share-based payments to employees using APB Opinion No. 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123R’s fair-value-based method will have a significant impact on the Company’s results of operations, although it will have no impact on our overall cash position. The Company is currently evaluating option valuation methodologies and assumptions relative to the impact of SFAS No. 123R. The impact of adoption of SFAS No. 123R cannot be predicted with more specificity at this time because it will depend on the methodology adopted, assumptions used and levels of share-based payments granted in the future. However, had we adopted SFAS No. 123R using the Black-Scholes option valuation model in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income (loss) and pro forma net income (loss) per common share described earlier in this note.

3.	Property and Equipment
      Property and equipment consisted of the following:

	As of
	December 31,

	2003	2004

Computer software	$10,162	$12,076
Computer equipment	3,943	5,077
Furniture and office equipment	3,587	5,445
Leasehold improvements	1,303	1,318

	18,995	23,916
Less accumulated depreciation and amortization	(9,381)	(11,790)

Property and equipment, net	$9,614	$12,126

      Refer to Note 2 for information on the impairment of long-lived assets.

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)

4.	Accrued Liabilities
      Accrued liabilities consist of the following:

	As of
	December 31,

	2003	2004

Accrued instructional fees	$2,786	$2,626
Accrued compensation and benefits	3,546	3,952
Customer deposits	1,277	924
Accrued vacation	1,039	1,494
Other	2,024	3,257

	$10,672	$12,253

5.	Financing Arrangements
      The Company entered into an unsecured $10,000 line of credit in August 2004 with Wells Fargo Bank. The line of credit has an expiration date of June 30, 2005. Any borrowings under the line of credit would bear interest at a rate of either LIBOR plus 2.5% or the Bank’s prime rate, at the Company’s discretion on the borrowing date. There have been no borrowings to date under the line of credit. The $10,000 line of credit replaces the $2,500 line of credit that was issued during December 2001.
      The Company has master lease agreements with the Company’s capital lessors. The lease agreements required security deposits as collateral. As of December 31, 2003 and 2004, collateral for the outstanding master lease agreements was $471 and $391, respectively, consisting of certificates of deposit recorded as restricted cash on the balance sheet.

6.	Operating and Capital Lease Obligations
      The Company leases its office facilities and certain office equipment under various noncancelable lease arrangements, which have been accounted for as operating or capital leases, as appropriate.
      Future minimum lease commitments under the leases as of December 31, 2004, are as follows:

	Capital	Operating

2005	$325	$1,617
2006	8	2,100
2007	—	2,147
2008	—	2,143
2009	—	2,194
2010 and thereafter	—	1,864

Total minimum payments	333	$12,065

Less amount representing interest	(11)

Present value of net minimum payments	322
Less current portion	(314)

Long-term portion of capital lease obligations	$8

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)
      Assets under capital leases with a cost of $1,614 and $1,204 and accumulated amortization of $687 and $880 at December 31, 2003 and 2004, respectively, are included in computer equipment, furniture and office equipment, and computer software (see Note 3). Amortization of the related lease assets is included with depreciation expense.
      The Company recognizes rent expense on a straight-line basis over the term of the lease, although the lease may include escalation clauses that provide for lower rent payments at the start of the lease term and higher lease payments at the end of the lease term.
      Total rent expense under operating leases for the years ended December 2002, 2003 and 2004 was $1,858, $2,214 and $2,940, respectively.

7.	Litigation
      In the ordinary conduct of business, the Company is subject to various lawsuits and claims covering a wide range of matters, including, but not limited to, claims involving learners or graduates and routine employment matters. The Company does not believe that the outcome of any pending claims will have a material adverse impact on the consolidated financial position or results of operations.

8.	Preferred Stock
      As of December 31, 2004, including the redeemable preferred stock in Note 9, the Company was authorized to issue 13,000 shares of preferred stock, of which 3,017 shares were available for issuance.
      The Class A, Class B and Class D preferred stock have certain voting and registration rights and have preference over common stock upon liquidation. The Class B and Class D shares rank equal to each other and to the Class E and Class G shares, and all rank senior to the Class A shares with respect to liquidation preference.
      The preferred stock shares are convertible at any time into shares of common stock at the option of the shareholder. The conversion price is subject to adjustments related to any stock splits, dividends, sales of common stock, or merger of the Company. The convertible preferred stock may be converted into common stock at the option of the Company upon the closing of an initial public offering in which gross proceeds to the Company exceed a specified amount.
      The holders of convertible preferred stock are entitled to receive dividends in an amount to be determined by the Board of Directors, if declared by the Board of Directors. The Company has not declared dividends related to convertible preferred stock.

Class A Convertible Preferred Stock
      The Class A Convertible Preferred Stock is convertible at any time into shares of common stock at $1.00 per share. The Class A Convertible Preferred Stock may be converted into common stock at the option of the Company upon the closing of an initial public offering in which gross proceeds to the Company exceed $10,000. At any time subsequent to February 24, 2000, the Company has the right, but not the obligation, to redeem all outstanding Class A Convertible Preferred Stock at $1.00 per share. Upon notice of redemption, Class A preferred stockholders have 90 days in which to exercise their conversion option.

Class B Convertible Preferred Stock
      The Class B Convertible Preferred Stock is convertible at any time into shares of common stock at $2.50 per share. The Class B Convertible Preferred Stock may be converted into common stock at the

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)
option of the Company upon the closing of an initial public offering in which gross proceeds to the Company exceed $10,000. At any time subsequent to February 24, 2000, the Company has the right, but not the obligation, to redeem all outstanding Class B Convertible Preferred Stock at $2.50 per share. Upon notice of redemption, Class B preferred stockholders have 90 days in which to exercise their conversion option.

Class D Convertible Preferred Stock
      The Class D Convertible Preferred Stock is convertible at any time into shares of common stock at $4.50 per share. The Class D Convertible Preferred Stock may be converted upon the closing of an initial public offering in which gross proceeds to the Company and/or the selling shareholders exceed $20,000.

9.	Redeemable Preferred Stock
      The Class E and Class G redeemable convertible preferred stock have certain voting and registration rights and have preference over common stock upon liquidation. The Class E and Class G shares rank equal to each other and to the Class B and Class D shares, and all rank senior to the Class A shares with respect to liquidation preference.
      The preferred stock shares are convertible at any time into shares of common stock at the option of the shareholder. The conversion price is subject to adjustments related to any stock splits, dividends, sales of common stock, or merger of the Company. The redeemable convertible preferred stock may be converted into common stock at the option of the Company upon the closing of an initial public offering in which gross proceeds to the Company exceed a specified amount.
      The holders of redeemable convertible preferred stock are entitled to receive dividends in an amount to be determined by the Board of Directors, if declared by the Board of Directors. The Company has not declared dividends related to redeemable convertible preferred stock.

Class E Redeemable Convertible Preferred Stock
      On April 20, 2000, the Company entered into an agreement with investors to issue and sell 2,596 shares of the Company’s Class E Redeemable Convertible Preferred Stock at $14.25 per share, par value $0.01 per share. The Company received proceeds, less offering costs of $2,015, totaling $34,985 from the sale.
      At any time, and from time to time after the seventh anniversary of the original issue date, the holders of the Class E Redeemable Convertible Preferred Stock have the option, exercisable by the holders of not less than 25% (in the aggregate) of the then-outstanding shares of the Class E Redeemable Convertible Preferred Stock, to require the Company to redeem any or all of the shares of such Class E Redeemable Convertible Preferred Stock for a redemption price of $14.25 per share, plus an amount equal to all declared but unpaid dividends. The redemption price is subject to adjustment to reflect any stock splits, dividends, recapitalizations, combinations, or the like.
      At December 31, 2004, the Class E Redeemable Convertible Preferred Stock was convertible into shares of common stock at $13.69 per share. The Class E Redeemable Convertible Preferred Stock will be converted into common stock of the Company upon the closing of an initial public offering in which gross proceeds to the Company exceed $30,000, and the public offering price per share of common stock is at least $28.50, or lower amounts as may be approved by the holders of a majority of the shares of Class E Redeemable Convertible Preferred Stock.

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)
      The Class E Redeemable Convertible Preferred Stock continues to be recorded at its fair value at the date of issuance, net of issuance costs, as it is probable that the shares will be converted to common stock rather than be redeemed. If redemption becomes probable, the carrying value will be accreted to the redemption value.

Class F Redeemable Convertible Preferred Stock
      On February 21, 2002, the Company entered into an agreement with investors to issue and sell 1,425 shares of the Company’s Class F Redeemable Convertible Preferred Stock at $11.71 per share, par value $.01 per share. The Company received proceeds, less offering costs of $1,276, totaling $15,416 from the sale.
      At any time, and from time to time after the seventh anniversary of the original issue date, the holders of the Class F Redeemable Convertible Preferred Stock had the option to require the Corporation to redeem any or all of the shares of such Class F Redeemable Convertible Preferred Stock for a redemption price of $11.71 per share, plus an amount equal to all declared but unpaid dividends. The redemption price was subject to adjustment to reflect any stock splits, dividends, recapitalizations, combinations, or the like.
      The Class F Redeemable Convertible Preferred Stock was convertible into shares of common stock at $11.71 per share, at the option of the shareholder. The conversion price was subject to adjustment to reflect any stock splits, dividends, sales of common stock, or merger of the Company. The Class F Redeemable Convertible Preferred Stock would have been converted into common stock of the Company upon the closing of an initial public offering in which gross proceeds to the Company exceed $30,000 and the public offering price per share of common stock was at least $28.50, or upon the affirmative vote or written consent of the holders of 60% of the outstanding shares of Class F Redeemable Convertible Preferred Stock. On January 22, 2003, the Company entered into an agreement with investors to exchange the Class F Redeemable Convertible Preferred Stock in full for the issuance of the Class G Redeemable Convertible Preferred Stock. The Company received no proceeds from the exchange.

Class G Redeemable Convertible Preferred Stock
      On January 22, 2003, the Company entered into an agreement with investors to issue and sell 2,185 shares of the Company’s Class G Redeemable Convertible Preferred Stock at $11.12 per share, par value of $0.01 per share. Of the total shares sold, 1,501 shares were for the full exchange of Class F Redeemable Convertible Preferred Stock to Class G Redeemable Convertible Preferred Stock. The Company received no proceeds from the exchange. From the remaining 683 shares sold, the Company received proceeds, less offering costs of $350, totaling $7,245.
      At any time after February 21, 2009, the holders of the Class G Redeemable Convertible Preferred Stock have the option to require the Company to redeem any or all of the shares of such Class G Redeemable Convertible Preferred Stock for a redemption price of $11.12 per share, plus an amount equal to all declared but unpaid dividends. The redemption price is subject to adjustment to reflect any stock splits, dividends, recapitalizations, combinations, or the like.
      The Class G Redeemable Convertible Preferred Stock is convertible at any time into shares of common stock at $11.12 per share. The Class G Redeemable Convertible Preferred Stock will be converted into common stock of the Company upon the closing of an initial public offering in which the gross proceeds to the Company are at least $30,000, and the public offering price per share of common stock is at least $28.50, or upon the affirmative vote or written consent of the holders of 66 2/3% of the outstanding shares of Class G Redeemable Convertible Preferred Stock.

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)
      The Class G Redeemable Convertible Preferred Stock continues to be recorded at its fair value at the date of issuance, net of issuance costs, as it is probable that the shares will be converted to common stock rather than be redeemed. If redemption becomes probable, the carrying value will be accreted to the redemption value.

10.	Stock Option Plan
      The Company has stock option plans that include both incentive stock options and non-qualified stock options to be granted to employees, directors, officers, and others. At December 31, 2004, the maximum number of shares of common stock reserved under the plan is 3,475 shares. The Board of Directors establishes the terms and conditions of all stock option grants, subject to the plan and applicable provisions of the Internal Revenue Code (the Code). Under the plan, options must be granted at an exercise price not less than the fair market value of the Company’s common stock on the grant date. The valuation used to determine the fair market value of the Company’s common stock at each grant date was performed internally and contemporaneously with the issuance of the options. The options expire on the date determined by the Board of Directors but may not extend more than ten years from the grant date. The options generally become exercisable over a four-year period. Unexercised options are canceled upon termination of employment and become available under the plan.
      Option activity is summarized as follows:

	Shares	Plan Options Outstanding			Weighted Average
	Available				Exercise Price
	for Grant	Incentive	Non-Qualified	Price Per Share	Per Share

Balance at December 31, 2001	706	901	283	$2.50 - $15.68	$9.42
Granted	(341)	286	55	11.71 - 12.88	11.77
Exercised	—	(11)	—	2.50 - 14.25	3.90
Canceled	105	(88)	(17)	2.50 - 14.25	12.25

Balance at December 31, 2002	470	1,088	321	2.50 - 15.68	9.86
Granted	(481)	375	106	11.12 - 13.11	12.07
Exercised	—	(146)	(33)	2.50 - 14.25	4.71
Canceled	100	(100)	(28)	4.50 - 14.25	12.18
Additional shares reserved	500	—	—	—	—
1993 plan expiration	(98)	—	—	—	—

Balance at December 31, 2003	491	1,217	366	2.50 - 15.68	10.93
Granted	(415)	247	167	15.13 - 20.00	17.83
Exercised	—	(190)	(20)	2.50 - 14.25	4.42
Canceled	138	(140)	(11)	4.50 - 15.13	11.66

Balance at December 31, 2004	214	1,134	502	2.50 - 20.00	13.45

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)
      The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable

	Number	Weighted		Number
	Outstanding	Average	Weighted	Exercisable	Weighted
	as of	Remaining	Average	as of	Average
Range of	December 31,	Contractual	Exercise	December 31,	Exercise
Exercise Prices	2004	Life (Years)	Price	2004	Price

$2.01 - $4.00	17	—	$2.50	17	$2.50
4.01 - 6.00	118	3.8	4.50	118	4.50
6.01 - 8.00	—	—	—	—	—
8.01 - 10.00	10	5.2	10.00	10	10.00
10.01 - 12.00	458	8.1	11.74	198	11.70
12.01 - 14.00	192	7.6	12.78	61	12.75
14.01 - 16.00	520	6.7	14.47	364	14.37
16.01 - 18.00	193	9.6	17.72	—	—
18.01 - 20.00	128	9.6	19.98	1	20.00

	1,636	7.5	$13.45	769	$11.72

      The following is a summary of stock options granted during each of the three years in the period ended December 31, 2004:

	2002		2003		2004

	Fair	Exercise	Fair	Exercise	Fair	Exercise
	Value	Price	Value	Price	Value	Price

Weighted average:
Stock price greater than exercise price	$—	$—	$—	$—	$—	$—
Stock price equal to exercise price	6.73	11.71	6.57	11.99	8.56	17.80
Stock price less than exercise price	6.47	12.88	6.25	13.11	8.02	19.49

11.	Deferred Compensation
      During 1999 and 2000, the Company recorded $102 and $113, respectively, of deferred compensation for certain stock options granted for the excess of the deemed value for accounting purposes of the common stock issuable upon exercise of such options over the aggregate exercise price of such options. These options were fully vested during 2004. Deferred compensation recorded was amortized ratably over the period that the options vested and was adjusted for options which were canceled. Deferred compensation expense was $39, $37 and $4 for the years ended December 31, 2002, 2003 and 2004, respectively.

12.	Warrants
      In September 1997, the Company issued warrants to purchase 50 shares of common stock at $2.50 per share. These warrants were exercised during 2003.
      In June 1998, the Company issued warrants to purchase 5 shares of common stock at $4.50 per share to an officer of the Company for personally guaranteeing a note. The warrants expire in June 2005. The estimated fair value assigned to these warrants was deemed to be immaterial.

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)
      In addition, in 1998, the Company issued warrants to purchase 10 and 131 shares of common stock at $4.50 and $5.40 per share, respectively, in connection with the issuance of the Class D Convertible Preferred Stock. The warrants expire in June 2005.
      During 2003, there was a purchase of 6 shares of common stock resulting from a cashless exercise of the right to purchase the 10 shares of common stock at $4.50 per share.
      In January 2000, the Company issued warrants to purchase 3 shares of common stock in exchange for various consulting services to three nonemployees. The estimated fair value assigned to these warrants of $4 was charged to expense in 2000. In October 2001, the Company recognized an additional $19 in compensation expense due to an amendment to these warrants, which estimates the additional fair value assigned to these warrants as a result of the amendment. The warrants expired in 2002.
      In May 2000, the Company issued warrants to purchase 135 shares of common stock at $17.10 per share in connection with the issuance of the Class E Redeemable Convertible Preferred Stock. The warrants expire the earlier of May 2005 or on the second anniversary of the Company’s initial public offering.

13.	Income Taxes
      The Company has deferred tax assets and liabilities that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are subject to periodic recoverability assessments. Realization of the deferred tax assets, net of deferred tax liabilities is principally dependent upon achievement of projected future taxable income. Given the uncertainty of future taxable income, the Company had provided a valuation allowance for all net deferred tax assets for all periods prior to 2004. Because the Company achieved three years of cumulative taxable income in 2004 and expects profitability in future years, the Company has concluded that it is more likely than not that all of its net deferred tax assets will be realized. As a result, in accordance with SFAS No. 109, the valuation allowance applied to such net deferred tax assets of $12,863 at December 31, 2003, has been reversed during the year ended December 31, 2004.
      At December 31, 2004, the Company had a net operating loss carryforward of approximately $22,109 for federal and state income tax purposes that is available to offset future taxable income. The net operating loss carryforwards expire at various dates through 2022. During 2004, the Company experienced an ownership change as defined under Section 382 of the Code. As a result, the utilization of the net operating loss carryforward will be subject to an annual limitation imposed by Section 382. However, the limitation is not expected to adversely impact the Company’s ability to utilize the carryforwards before they expire. The Company’s current federal tax provisions in 2003 and 2004 represent recognition of alternative minimum tax due for the respective periods.
      The components of income tax expense (benefit) are as follows:

	Year Ended December 31,

	2002	2003	2004

Current:
Federal	$—	$104	$187
State	—	—	62
Deferred	—	—	(8,445)

	$—	$104	$(8,196)

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)
A reconciliation of income tax computed at the U.S. statutory rate to the effective income tax rate is as follows:

	Year Ended December 31,

	2002	2003	2004

Statutory rate	(34.0)%	34.0%	35.0%
State income taxes	(5.7)	7.0	3.5
Other	(0.5)	0.1	2.0
Change in rate applied to deferred tax assets and liabilities	—	—	3.6
Change in valuation allowance	40.2	(38.8)	(121.5)

	—%	2.3%	(77.4)%

      Significant components of the Company’s deferred income tax assets and liabilities as of December 31, 2003 and 2004, are as follows:

	As of
	December 31,

	2003	2004

Deferred tax assets:
Net operating loss carryforwards	$12,450	$8,613
Accounts receivable	285	415
Alternative minimum tax credit	104	327
Goodwill	122	105
Accrued liabilities	807	981
Other	5	36

	13,773	10,477
Deferred tax liabilities:
Property and equipment	(910)	(1,882)

	(910)	(1,882)

Net deferred tax asset before valuation allowance	12,863	8,595
Valuation allowance	(12,863)	—

Net deferred tax asset	$—	$8,595

      The Company adjusted the federal and state income tax rates used to record its net deferred tax assets in 2004 based upon an updated evaluation of the income tax benefits that will likely exist when the net deferred tax assets are realized on future tax returns. During 2004, the Company also recorded tax benefits of approximately $150 directly to additional paid-in capital related to the exercise of non-qualified stock options.

14.	Regulatory
      The University is subject to extensive regulation by federal and state governmental agencies and accrediting bodies. In particular, the HEA and the regulations promulgated thereunder by the DOE subject the University to significant regulatory scrutiny on the basis of numerous standards that schools must satisfy in order to participate in the various types of federal learner financial assistance under Title IV Programs.

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)
      To participate in the Title IV Programs, an institution must be authorized to offer its programs of instruction by the relevant agencies of the state in which it is located, accredited by an accrediting agency recognized by the DOE and certified as eligible by the DOE. The DOE will certify an institution to participate in the Title IV Programs only after the institution has demonstrated compliance with the HEA and the DOE’s extensive academic, administrative, and financial regulations regarding institutional eligibility. An institution must also demonstrate its compliance with these requirements to the DOE on an ongoing basis.
      The Company performs periodic reviews of its compliance with the various applicable regulatory requirements. The Company has not been notified by any of the various regulatory agencies of any significant noncompliance matters.
      Political and budgetary concerns significantly affect the Title IV Programs. Congress reauthorizes the HEA and other laws governing Title IV Programs approximately every five to eight years. The last reauthorization of the HEA was completed in 1998. The next Congressional reauthorization of the HEA is currently expected to be completed in 2005 or 2006. Because reauthorization had not yet been completed in a timely manner, in 2004 Congress extended the current provisions of the HEA through September 30, 2005. If reauthorization is not completed by September 30, 2005, Congress is expected to enact legislation to again extend Title IV Programs as currently authorized under the HEA for up to one additional year. Additionally, Congress determines the funding level for each Title IV Program on an annual basis through the budget and appropriations processes. As of December 31, 2004, programs in which the Company’s learners participate are operative and sufficiently funded.
      As an exclusively online university, the “50% Rule,” enacted in 1992, would preclude the Company’s learners from participating in the Title IV Programs. However, in 1998, Congress authorized the DOE to establish and administer the DEDP for purposes of assessing the viability of online educational offerings. The Company was accepted as one of the first participants in the DEDP, and it remains a participant today. Absent Congressional action to repeal the 50% Rule, the Company’s participation in the DEDP is a necessary prerequisite to its ability to participate in the Title IV Programs.

15.	Employee Benefit Plan
      The Company sponsors an employee retirement savings plan, which qualifies under Section 401(k) of the Code. The plan provides eligible employees with an opportunity to make tax-deferred contributions into a long-term investment and savings program. All employees over the age of 18 are eligible to participate in the plan. The plan allows eligible employees to contribute up to 35% of their annual compensation. Contributions are subject to certain limitations. The plan allows the Company to consider making a discretionary contribution; however, there is no requirement that it do so. No employer contributions were made for the years ended December 31, 2002, 2003 and 2004.

16.	Employee Stock Ownership Plan (ESOP)
      In 1999, the Company adopted a qualified ESOP in which the Company may contribute, at its discretion, common stock of the Company to its employees. In general, the Company has chosen to contribute 3% of employee compensation on an annual basis. However, the contributions are at the Company’s discretion. During 2002, the Company contributed 35 shares to the plan, related to 2001 compensation expense. During 2003, the Company contributed 48 shares to the plan, related to 2002 compensation expense. During 2004, the Company contributed 47 shares to the plan, related to 2003 compensation expense. Shares related to 2004 compensation expense will be contributed in 2005. Contributions vest over three years, except in the event of retirement, disability, or death, in which case the participants’ shares become fully vested and nonforfeitable. The Company has an obligation to

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)
repurchase, at fair market value determined by annual independent valuation, the allocated shares in the above events. The Company recognized $468, $541 and $1,131 of compensation expense in 2002, 2003 and 2004, respectively, related to the ESOP contributions.

17.	Quarterly Financial Summary (unaudited)

	First	Second	Third	Fourth(a)	Total

2003
Revenues	$17,936	$19,593	$20,747	$23,509	$81,785
Operating income (loss)	1,432	2,554	(375)	459	4,070
Net income (loss)(b)	1,525	2,659	(273)	482	4,393
Net income (loss) per common share
Basic	$0.99	$1.68	$(0.16)	$0.27	$2.63
Diluted	$0.14	$0.24	$(0.16)	$0.04	$0.39

	First	Second	Third	Fourth(c)	Total

2004
Revenues	$26,488	$28,321	$28,040	$34,840	$117,689
Operating income	1,383	1,773	2,147	4,562	9,865
Net income(b)	1,466	1,892	2,310	13,117	18,785
Net income per common share
Basic	$0.77	$0.95	$1.12	$6.31	$9.34
Diluted	$0.13	$0.16	$0.20	$1.11	$1.62

(a)	During the fourth quarter of 2003, we recorded an impairment charge of $359 related to previously capitalized software development costs for software projects that were abandoned.

(b)	Because the Company achieved three years of cumulative taxable income and expects profitability in future years, the Company concluded that it is more likely than not that all of its net deferred tax assets will be realized. As a result, in accordance with SFAS No. 109, the remaining valuation allowance applied to net deferred tax assets of $10,619 was reversed during the fourth quarter of 2004.

(c)	During the fourth quarter of 2004, we also recorded an impairment charge of $1,020 related to previously capitalized software development costs for software projects that were abandoned.

18.	Subsequent Events
      In May 2005, the Company adopted the Capella Education Company Employee Stock Purchase Plan, referred to as the ESPP. The Company has reserved an aggregate of 450,000 shares of its common stock for issuance under the ESPP. The ESPP permits eligible employees to utilize up to 10% of their compensation to purchase the Company’s common stock at price of no less than 85% of the fair market value per share of the Company’s common stock at the beginning or the end of the relevant offering period, whichever is less. The compensation committee of the board of directors will administer the ESPP.

Extensive online
learner support services

Learners are geographically
dispersed across the U.S.

Marketing relationships with 80 corporations

CAPELLA UNIVERSITY

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
      The following are the estimated expenses to be incurred in connection with the issuance and distribution of the securities registered under this Registration Statement, other than underwriting discounts and commissions. All amounts shown are estimates except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee. The following expenses will be borne solely by the Registrant.

SEC registration fee		$10,152
NASD filing fee		9,125
Nasdaq listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Printing expenses		*
Transfer agent fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by Amendment.

Item 14.	Indemnification of Directors and Officers
      Section 302A.521, subd. 2, of the Minnesota Statutes requires that we indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the company, against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions if such person (i) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties or fines, (ii) acted in good faith, (iii) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director, (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful, and (v) in the case of acts or omissions occurring in the person’s performance in the official capacity of director or, for a person not a director, in the official capacity of officer, board committee member or employee, reasonably believed that the conduct was in the best interests of the company, or, in the case of performance by a director, officer or employee of the company involving service as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the company. In addition, Section 302A.521, subd. 3, requires payment by us, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of our board of directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the board, by special legal counsel, by the shareholders, or by a court.
      Our bylaws provide that we shall indemnify each of our directors and officers, for such expenses and liabilities, in such manner, under such circumstances, and to such extent, as required or permitted by the Minnesota Statutes, as detailed above. We also maintain a director and officer liability insurance policy.
      In addition, the registration rights agreement and the investor rights agreement that we entered into with certain of our preferred shareholders, and the warrants that we issued to Legg Mason Wood Walker,

Incorporated, obligate us to indemnify such shareholders requesting or joining in a registration (and, in some instances, indemnify each underwriter of the securities so registered, as well as the officers, directors and partners of such shareholders) against any and all loss, damage, liability, cost and expense, including claims arising out of or based on any untrue statement, or alleged untrue statement, of any material fact contained in any registration statement, prospectus or other related document or any omission, or alleged omission, to state any material fact required to be stated or necessary to make the statements not misleading.
      The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act of 1933, or otherwise.

Item 15.	Recent Sales of Unregistered Securities
Preferred Stock

•	In January 2002, we issued 1,425,457 shares of our Class F preferred stock to accredited investors at a purchase price of $11.71 per share for an aggregate amount of $16,692,101.47. The sales were made in reliance on Rule 506 of Regulation D promulgated under the Securities Act of 1933.

•	In January 2003, we issued 2,184,540.49 shares of our Class G preferred stock to accredited investors. Of the total shares issued, 683,452.20 shares were sold at a purchase price of $11.12 per share for an aggregate amount of $7,599,988.46. The sales were made in reliance on Rule 506 of Regulation D promulgated under the Securities Act of 1933. The remaining 1,501,088.29 shares were issued in full exchange of 1,425,457 shares of our Class F preferred stock. We received no proceeds from this exchange. The exchange was made in reliance on Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D promulgated under the Securities Act of 1933.

Stock Option Grants and Option Exercises
      Since January 1, 2002, we have granted options to purchase 1,236,419 shares of our common stock to officers, directors and employees under our 1999 Plan at exercise prices ranging from $11.12 to $20.00 per share. During the same period, we issued and sold           shares of our common stock pursuant to option exercises at prices ranging from           to           per share. These sales were made in reliance on Section 4(2) of the Securities Act of 1933 and Rule 506 and Rule 701 promulgated under the Securities Act of 1933.
Shares Issued Upon the Exercise of Warrants
      On May 9, 2005, we issued and sold 135,088 shares of our common stock to Legg Mason Wood Walker, Incorporated pursuant to the exercise of warrant by Legg Mason Wood Walker, Incorporated at an exercise price of $17.10 per share. The sale was made in reliance on Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated under the Securities Act of 1933.

Item 16.	Exhibits and Financial Statement Schedules
      (a) Exhibits

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
3.1		Articles of Incorporation of the Registrant, as amended to date and as currently in effect, including all Certificates of Designation.
3.2		Form of Amended and Restated Articles of Incorporation of the Registrant to be effective upon completion of this offering.
3.4		Amended and Restated By-Laws of the Registrant.
4	.1*	Specimen of common stock certificate.

Exhibit
Number		Description

4	.2#	Third Amended and Restated Co-Sale and Board Representation Agreement, dated as of January 22, 2003, by and among the Registrant and the shareholders named therein.
4	.3#	Registration Rights Agreement, dated as of June 16, 1998, by and between the Registrant and National Computer Systems, Inc.
4	.4#	Amendment No. 1 to the Registration Rights Agreement, dated as of April 20, 2000, by and between the Registrant and National Computer Systems, Inc.
4	.5#	Amendment No. 2 to the Registration Rights Agreement, dated as of February 21, 2002, by and between the Registrant and NCS Pearson, Inc. (successor in interest to National Computer Systems, Inc.).
4	.6#	Amendment No. 3 to the Registration Rights Agreement, dated as of January 22, 2003, by and between the Registrant and NCS Pearson, Inc.
4	.7#	Second Amended and Restated Investor Rights Agreement, dated as of January 22, 2003, by and among the Registrant and the shareholders named therein.
4	.8#	Warrant, dated as of June 16, 1998, issued by the Registrant to Legg Mason Wood Walker, Incorporated.
4	.9#	Amendment No. 1 to Warrant, dated as of April 20, 2000, by and between the Registrant and Legg Mason Wood Walker, Incorporated.
4	.10#	Amendment No. 2 to Warrant, dated as of February 21, 2002, by and between the Registrant and Legg Mason Wood Walker, Incorporated.
4	.11#	Amendment No. 3 to Warrant, dated as of January 22, 2003, by and between the Registrant and Legg Mason Wood Walker, Incorporated.
4	.12#	Warrant, dated as of May 11, 2000, issued by the Registrant to Legg Mason Wood Walker, Incorporated.
4	.13#	Amendment No. 1 to Warrant, dated as of February 21, 2002, by and between the Registrant and Legg Mason Wood Walker, Incorporated.
4	.14#	Amendment No. 2 to Warrant, dated as of January 22, 2003, by and between the Registrant and Legg Mason Wood Walker, Incorporated.
4	.15#	Exchange Agreement, dated as of January 22, 2003, by and among the Registrant and the shareholders named therein.
4	.16#	Class G Convertible Preferred Stock Purchase Agreement, dated as of January 15, 2003, by and among the Registrant and the shareholders named therein.
4	.17#	Class F Convertible Preferred Stock Purchase Agreement, dated as of January 31, 2002, by and among the Registrant and the shareholders named therein.
4	.18#	Class E Convertible Preferred Stock Purchase Agreement, dated as of April 20, 2000, by and among the Registrant and the shareholders named therein.
5	.1*	Opinion of Faegre & Benson LLP.
10.1		Capella Education Company 2005 Stock Incentive Plan.
10	.2*	Form of Option Agreement for the Capella Education Company 2005 Stock Incentive Plan.
10	.3#	Capella Education Company 1999 Stock Option Plan, as amended.
10	.4#	Form of Non-Statutory Stock Option Agreement (Director) for the Capella Education Company 1999 Stock Option Plan.
10	.5#	Form of Non-Statutory Stock Option Agreement (Employee) for the Capella Education Company 1999 Stock Option Plan.
10	.6#	Form of Incentive Stock Option Agreement for the Capella Education Company 1999 Stock Option Plan.
10	.7#	Learning Ventures International, Inc. 1993 Stock Option Plan, as amended.
10	.8#	Form of Option Agreement for the Learning Ventures International, Inc. 1993 Stock Option Plan.

Exhibit
Number		Description

10.9		Capella Education Company Employee Stock Ownership Plan.
10.10		Capella Education Company Retirement Plan with Adoption Agreement and EGTRRA Amendment.
10.11		Capella Education Company Form of Executive Severance Plan.
10.12		Capella Education Company Employee Stock Purchase Plan.
10.13		Capella Education Company Annual Incentive Plan Management Employees – 2005.
10	.14#	Confidentiality, Non-Competition and Inventions Agreement, dated as of April 16, 2001, by and between the Registrant and Michael J. Offerman.
10	.15#	Confidentiality, Non-Competition and Inventions Agreement, dated as of May 9, 2001, by and between the Registrant and Paul A. Schroeder.
10	.16#	Form of Confidentiality, Non-Competition and Inventions Agreement (executed by Scott M. Henkel).
10	.17#	Offer Letter, dated as of March 9, 2001, by and between the Registrant and Paul A. Schroeder.
10	.18#	Offer Letter, dated as of November 10, 2003, by and between the Registrant and Michael J. Offerman.
10	.19#	Offer Letter, dated as of December 22, 2003, by and between the Registrant and Scott M. Henkel.
10	.20#	Offer Letter, dated June 3, 2003, by and between the Registrant and Heidi K. Thom.
10	.21#	Form of Nondisclosure Agreement (executed by Scott M. Henkel, Paul A. Schroeder, Stephen G. Shank, Heidi K. Thom, and Michael J. Offerman).
10	.22#	Office Lease, dated as of February 23, 2004, by and between the Registrant and 601 Second Avenue Limited Partnership.
10	.23#	Short Term Office Space Lease, dated as of February 23, 2004, by and between the Registrant and 601 Second Avenue Limited Partnership.
10	.24#	Memorandum of Lease, dated as of March 10, 2004, by and between the Registrant and 601 Second Avenue Limited Partnership.
10	.25#	Office Lease, dated as of June 28, 2000, as amended, by and between the Registrant and 222 South Ninth Street Limited Partnership and ND Properties, Inc. as successor in interest to 222 South Ninth Street Limited Partnership.
10	.26*	Library and Information Services Agreement, dated as of September 1, 2004, by and between Capella University and Milton S. Eisenhower Library of the Johns Hopkins University.
10	.27*	Software License Agreement, dated as of November 10, 2003, by and between Capella University and WebCT, Inc.
21	.1#	Subsidiaries of the Registrant.
23.1		Consent of Ernst & Young.
23	.2*	Consent of Faegre & Benson LLP (to be included in Exhibit No. 5.1 to Registration Statement).
24	.1#	Powers of Attorney.

#	Previously filed

*	To be filed by Amendment

(b)	Financial Statement Schedule
Report of Independent Registered Public Accounting Firm on Schedule

Schedule II – Valuation and Qualifying Accounts.
Other schedules are omitted because they are not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Capella Education Company
      We have audited the consolidated financial statements of Capella Education Company as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and have issued our report thereon dated February 4, 2005, except for the Stock-Based Compensation section of Note 2, as to which the date is April 14, 2005, and Note 18, as to which the date is May 11, 2005 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.
      In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
Minneapolis, Minnesota
February 4, 2005

CAPELLA EDUCATION COMPANY
Schedule II – Valuation and Qualifying Accounts
Fiscal Years 2002, 2003 and 2004

		Additions
	Beginning	Charged to				Ending
	Balance	Expense		Deductions		Balance

	(In thousands)
Allowance accounts for the years ended:
December 31, 2002
Allowance for doubtful accounts	$1,368	$3,001		$(3,147	) (a)	$1,222
Deferred tax asset valuation allowance	12,328	2,137	(b)	—		14,465

December 31, 2003
Allowance for doubtful accounts	1,222	616		(1,125	) (a)	713
Deferred tax asset valuation allowance	14,465	—		(1,602	) (c)	12,863

December 31, 2004
Allowance for doubtful accounts	713	1,376		(1,024	) (a)	1,065
Deferred tax asset valuation allowance	12,863	—		(12,863	) (d)	—

(a)	Write-off of accounts receivables.

(b)	Increase in valuation allowance necessary to fully reserve for the related increase in net deferred tax assets.

(c)	Reversal of valuation allowance in an amount equal to the reduction in net deferred tax assets due primarily to utilization of net operating loss carryforwards.

(d)	Reversal of deferred tax valuation allowance as a result of achieving three years of cumulative taxable income in 2004 along with expectations of future profitability.

Item 17.	Undertakings.
      (a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in “Item 14 – Indemnification of Directors and Officers” above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      (c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on the 3rd day of June, 2005.

Capella Education Company

By	/s/ Stephen G. Shank

Stephen G. Shank
Chairman of the Board of Directors
and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated on June 3, 2005.

Signature	Title

/s/ Stephen G. Shank Stephen G. Shank	Chairman and Chief Executive Officer (Principal Executive Officer)

/s/ Lois M. Martin Lois M. Martin*	Senior Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ Joseph C. Gaylord Joseph C. Gaylord*	Vice President and Corporate Controller (Principal Accounting Officer)

/s/ S. Joshua Lewis S. Joshua Lewis*	Director

/s/ James A. Mitchell James A. Mitchell*	Director

/s/ David W. Smith David W. Smith*	Director

/s/ Tony J. Christianson Tony J. Christianson*	Director

/s/ Gordon A. Holmes Gordon A. Holmes*	Director

/s/ Jody G. Miller Jody G. Miller*	Director

/s/ Jeffrey W. Taylor Jeffrey W. Taylor*	Director

/s/ Darrell R. Tukua Darrell R. Tukua*	Director

/s/ Jon Q. Reynolds, Jr. Jon Q. Reynolds, Jr.*	Director

*	Stephen G. Shank, by signing his name hereto, does hereby sign this document on behalf of each of the above-named officers and/or directors of the Registrant pursuant to powers of attorney duly executed by such persons.

By	/s/ Stephen G. Shank

Stephen G. Shank
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
3.1		Articles of Incorporation of the Registrant, as amended to date and as currently in effect, including all Certificates of Designation.
3.2		Form of Amended and Restated Articles of Incorporation of the Registrant to be effective upon completion of this offering.
3.4		Amended and Restated By-Laws of the Registrant.
4	.1*	Specimen of common stock certificate.
4	.2#	Third Amended and Restated Co-Sale and Board Representation Agreement, dated as of January 22, 2003, by and among the Registrant and the shareholders named therein.
4	.3#	Registration Rights Agreement, dated as of June 16, 1998, by and between the Registrant and National Computer Systems, Inc.
4	.4#	Amendment No. 1 to the Registration Rights Agreement, dated as of April 20, 2000, by and between the Registrant and National Computer Systems, Inc.
4	.5#	Amendment No. 2 to the Registration Rights Agreement, dated as of February 21, 2002, by and between the Registrant and NCS Pearson, Inc. (successor in interest to National Computer Systems, Inc.).
4	.6#	Amendment No. 3 to the Registration Rights Agreement, dated as of January 22, 2003, by and between the Registrant and NCS Pearson, Inc.
4	.7#	Second Amended and Restated Investor Rights Agreement, dated as of January 22, 2003, by and among the Registrant and the shareholders named therein.
4	.8#	Warrant, dated as of June 16, 1998, issued by the Registrant to Legg Mason Wood Walker, Incorporated.
4	.9#	Amendment No. 1 to Warrant, dated as of April 20, 2000, by and between the Registrant and Legg Mason Wood Walker, Incorporated.
4	.10#	Amendment No. 2 to Warrant, dated as of February 21, 2002, by and between the Registrant and Legg Mason Wood Walker, Incorporated.
4	.11#	Amendment No. 3 to Warrant, dated as of January 22, 2003, by and between the Registrant and Legg Mason Wood Walker, Incorporated.
4	.12#	Warrant, dated as of May 11, 2000, issued by the Registrant to Legg Mason Wood Walker, Incorporated.
4	.13#	Amendment No. 1 to Warrant, dated as of February 21, 2002, by and between the Registrant and Legg Mason Wood Walker, Incorporated.
4	.14#	Amendment No. 2 to Warrant, dated as of January 22, 2003, by and between the Registrant and Legg Mason Wood Walker, Incorporated.
4	.15#	Exchange Agreement, dated as of January 22, 2003, by and among the Registrant and the shareholders named therein.
4	.16#	Class G Convertible Preferred Stock Purchase Agreement, dated as of January 15, 2003, by and among the Registrant and the shareholders named therein.
4	.17#	Class F Convertible Preferred Stock Purchase Agreement, dated as of January 31, 2002, by and among the Registrant and the shareholders named therein.
4	.18#	Class E Convertible Preferred Stock Purchase Agreement, dated as of April 20, 2000, by and among the Registrant and the shareholders named therein.
5	.1*	Opinion of Faegre & Benson LLP.
10.1		Capella Education Company 2005 Stock Incentive Plan.
10	.2*	Form of Option Agreement for the Capella Education Company 2005 Stock Incentive Plan.
10	.3#	Capella Education Company 1999 Stock Option Plan, as amended.
10	.4#	Form of Non-Statutory Stock Option Agreement (Director) for the Capella Education Company 1999 Stock Option Plan.

Exhibit
Number		Description

10	.5#	Form of Non-Statutory Stock Option Agreement (Employee) for the Capella Education Company 1999 Stock Option Plan.
10	.6#	Form of Incentive Stock Option Agreement for the Capella Education Company 1999 Stock Option Plan.
10	.7#	Learning Ventures International, Inc. 1993 Stock Option Plan, as amended.
10	.8#	Form of Option Agreement for the Learning Ventures International, Inc. 1993 Stock Option Plan.
10.9		Capella Education Company Employee Stock Ownership Plan.
10.10		Capella Education Company Retirement Plan with Adoption Agreement and EGTRRA Amendment.
10.11		Capella Education Company Form of Executive Severance Plan.
10.12		Capella Education Company Employee Stock Purchase Plan.
10.13		Capella Education Company Annual Incentive Plan Management Employees — 2005.
10	.14#	Confidentiality, Non-Competition and Inventions Agreement, dated as of April 16, 2001, by and between the Registrant and Michael J. Offerman.
10	.15#	Confidentiality, Non-Competition and Inventions Agreement, dated as of May 9, 2001, by and between the Registrant and Paul A. Schroeder.
10	.16#	Form of Confidentiality, Non-Competition and Inventions Agreement (executed by Scott M. Henkel).
10	.17#	Offer Letter, dated as of March 9, 2001, by and between the Registrant and Paul A. Schroeder.
10	.18#	Offer Letter, dated as of November 10, 2003, by and between the Registrant and Michael J. Offerman.
10	.19#	Offer Letter, dated as of December 22, 2003, by and between the Registrant and Scott M. Henkel.
10	.20#	Offer Letter, dated June 3, 2003, by and between the Registrant and Heidi K. Thom.
10	.21#	Form of Nondisclosure Agreement (executed by Scott M. Henkel, Paul A. Schroeder, Stephen G. Shank, Heidi K. Thom, and Michael J. Offerman).
10	.22#	Office Lease, dated as of February 23, 2004, by and between the Registrant and 601 Second Avenue Limited Partnership.
10	.23#	Short Term Office Space Lease, dated as of February 23, 2004, by and between the Registrant and 601 Second Avenue Limited Partnership.
10	.24#	Memorandum of Lease, dated as of March 10, 2004, by and between the Registrant and 601 Second Avenue Limited Partnership.
10	.25#	Office Lease, dated as of June 28, 2000, as amended, by and between the Registrant and 222 South Ninth Street Limited Partnership and ND Properties, Inc. as successor in interest to 222 South Ninth Street Limited Partnership.
10	.26*	Library and Information Services Agreement, dated as of September 1, 2004, by and between Capella University and Milton S. Eisenhower Library of the Johns Hopkins University.
10	.27*	Software License Agreement, dated as of November 10, 2003, by and between Capella University and WebCT, Inc.
21	.1#	Subsidiaries of the Registrant.
23.1		Consent of Ernst & Young.
23	.2*	Consent of Faegre & Benson LLP (to be included in Exhibit No. 5.1 to Registration Statement).
24	.1#	Powers of Attorney.

#	Previously filed

*	To be filed by Amendment